As filed with the Securities and Exchange Commission on October 11, 2007

Registration No. 333-145411

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1

to

Form S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

VALUE FINANCIAL SERVICES, INC.

(Exact name of registrant as specified in its charter)

Florida	5900	65-0503587
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(IRS Employer Identification Number)

1063 Maitland Center Commons Blvd.

Suite 200

Maitland, Florida 32751

(407) 339-0064

(Address, including zip code and telephone number, including area code, of registrant’s principal executive offices)

John D. Thedford

President, Chief Executive Officer and Chairman of the Board

Value Financial Services, Inc.

1063 Maitland Center Commons Blvd.

Suite 200

Maitland, Florida 32751

(407) 339-0064

(Name, address, including zip code and telephone number, including area code, of agent for service)

Copies to:

Jeffery A. Bahnsen, Esq. David C. Peck, Esq. Jason T. Simon, Esq. Greenberg Traurig, P.A. 401 East Las Olas Blvd. Suite 2000 Fort Lauderdale, FL 33301 (954) 765-0500	Ian B. Blumenstein, Esq. Frank J. Lopez, Esq. Proskauer Rose LLP 1585 Broadway New York, NY 10036 (212) 969-3000

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If delivery of the Prospectus is expected to be made pursuant to Rule 434, please check the following box.  ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act, as amended, or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to such Section 8(a), may determine.

SUBJECT TO COMPLETION, DATED OCTOBER 11, 2007

The information in this prospectus is not complete and may be changed. We may not sell these securities until the related registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities nor is it a solicitation to buy these securities in any jurisdiction where the offer or sale is not permitted.

PROSPECTUS

            Shares

Common Stock

This is an initial public offering of common stock of Value Financial Services, Inc. We are selling              shares of our common stock, and the selling shareholders named in this prospectus are selling an additional              shares of common stock. We will not receive any of the proceeds from the sale of the shares by the selling shareholders. Prior to this offering, there has been no public market for our common stock. We intend to apply to have our common stock approved for quotation on the NASDAQ Global Market under the symbol “VFSI.” We anticipate that the initial offering price will be between $             and $             per share.

Investing in our common stock involves risks.

See “ Risk Factors” beginning on page 9 of this prospectus.

	Per Share	Total
Public Offering Price	$	$
Underwriting Discounts and Commissions	$	$
Proceeds, Before Expenses, to Value Financial Services	$	$
Proceeds, Before Expenses, to the Selling Shareholders	$	$

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The selling shareholders have granted the underwriters an option for a period of 30 days to purchase up to                  additional shares of our common stock to cover over-allotments, if any.

The underwriters expect to deliver the shares of our common stock to investors on or about                     , 2007.

JMP Securities	Ferris, Baker Watts Incorporated

The date of this prospectus is                     , 2007.

You should rely only on the information that is contained in this prospectus or that is contained in any free writing prospectus we may authorize to be delivered to you. We have not, and the underwriters have not, authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. You should assume that information contained in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations, and prospects may have changed since that date. We and the underwriters are not making an offer of these securities in any state where the offer is not permitted.

In this prospectus, “Company,” “we,” “us” and “our” refer to Value Financial Services, Inc. and its subsidiary. Unless otherwise indicated, all information in this prospectus assumes no exercise of the underwriters’ over-allotment option.

We present in this prospectus certain financial information based on our net income before depreciation, interest expense and income tax expense (benefit), or EBITDA. EBITDA is not a measurement of financial performance under accounting principles generally accepted in the United States of America, or GAAP, and should not be considered an alternative to net income or operating cash flows determined in accordance with GAAP. Our calculation of EBITDA may not be comparable to the calculation of similarly titled measures reported by other companies. While we believe that the presentation of EBITDA will enhance an investor’s understanding of our operating performance, the use of EBITDA as an analytical tool has limitations and you should not consider it in isolation, or as a substitute for an analysis of our results of operations as reported in accordance with GAAP. For a reconciliation of EBITDA to net income, please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations.”

i

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. This summary does not contain all of the information you should consider before buying shares of our common stock. You should read the following summary together with the more detailed information concerning our company, the common stock being sold in this offering and our consolidated financial statements and related notes appearing in this prospectus. You should read the entire prospectus carefully, especially the risks described under “Risk Factors” and the consolidated financial statements and related notes, before deciding to invest in shares of our common stock.

Value Financial Services, Inc.

We are one of the largest providers of small, secured, non-recourse consumer loans, commonly known as pawn loans, and related services in the United States, based on the number of pawnshops operated. We were founded in 1994 by John Thedford, our president, chief executive officer and chairman of the board, and now have 62 stores in three states—Florida (56 stores), Tennessee (four stores) and Georgia (two stores). We lend money on a short-term basis against pledged tangible personal property such as jewelry, electronic equipment, tools, sporting goods, musical instruments and other items of value, and also sell merchandise, including forfeited collateral from pawn loans. Our customers typically require pawn loans for their immediate cash needs, and often use our services for reasons of convenience and/or lack of credit alternatives.

Pawn loans are typically small—the average amount of our pawn loans was $149 in 2006—though the amount can vary considerably based on our customers’ particular needs. The terms of our pawn loans require that they be redeemed within 30 days, subject to an automatic extension period of 30 days unless paid or renewed earlier, and may be extended for additional 30-day periods upon the payment of accrued pawn service charges. In 2004, 2005 and 2006, approximately 78.0%, 78.8% and 77.8%, respectively, of the pawn loans made by us were redeemed in full or were renewed or extended through the payment of accrued pawn service charges. We refer to this as our redemption rate. We operate under long-established regulatory guidelines which permit pawn service charges ranging from 12.5% to 25.0% per month, or 187.5% to 300.0% annually, depending on state of origination, loan term and size. A majority of our pawn loans have pawn service charges of 25.0% per month as a result of our store concentration in Florida, where we operate 56 out of our 62 stores. Most of our larger competitors in the pawnshop industry are also geographically concentrated, and pawnshops have traditionally been most heavily concentrated in the Southeast and Southwest regions of the United States.

We sell a wide range of merchandise in our stores, including merchandise that has been forfeited to us when a pawn loan is not redeemed, as well as used goods purchased from the general public and some new merchandise. For 2004, 2005 and 2006, we experienced profit margins on sales of merchandise of 36.9%, 38.2% and 36.9%, respectively. During 2006, approximately 69.3% of the merchandise we acquired was through loan forfeitures, 22.2% was through purchases from our customers, and the remaining 8.5% was through purchases from vendors. For 2006 and the six months ended June, 2007, merchandise sales at stores that were in operation for all of that period and the corresponding prior period, which we refer to as same-store sales, increased by 25.3% and 19.7%, respectively.

We opened our first store in Florida in 1994 and, as of June 30, 2007, operated 62 pawn and jewelry stores, under the trade names “Value Pawn and Jewelry” in Florida and Georgia and “Check Jewelry & Loan” in Tennessee. To date, we have opened all of our stores in three Southeastern states due in part to favorable demographics and regulatory environments. For the year ended December 31, 2006 and the six months ended June 30, 2007, our average revenue per store was approximately $1.4 million and $770,000, respectively. At June 30, 2007, we had a total of 112,200 pawn loans outstanding, with a total balance of $16.7 million and an average balance of $269,944 per store. As of June 30, 2007, we had 532 team members (i.e. employees).

For 2006 and the six months ended June 30, 2007, we generated total revenues of $87.8 million and $47.8 million, respectively, net income (loss) of $5.4 million and $(2.3 million), respectively, and EBITDA of $11.7 million and $(2.4 million), respectively. Our revenues and EBITDA have grown substantially in recent years, at a compound annual growth rate of 18.6% and 26.3%, respectively, from 2003 to 2006. From 2003 to 2006, our EBITDA margin, which we define as EBITDA as a percentage of total revenues, improved from 11.1% to 13.3% and our store operating margins, which we define as store operating income as a percentage of total revenues, improved from 19.9% to 22.3%.

Our Market Opportunity

The pawnshop industry in the United States is an established industry, operating since at least the early 1800s, with estimated annual revenues of almost $5 billion in 2004, the most recent year for which data is available. The number of pawnshops has grown rapidly during the last two decades, from approximately 6,900 in 1988 to more than 11,000 in 2007. We believe that this growth is due to several factors, including the diminishing supply of competing banking services as well as underlying demographic trends.

In addition, access to banks has become more difficult over time for many lower- to middle-income consumers. As a result of consolidation in the banking industry during recent decades, the number of banks has decreased substantially, from almost 15,000 in 1984 to less than 8,000 in 2003. While the overall number of bank branches has grown in recent years, data reported in 2004 by the Center for Community Capitalism estimated that the number of bank branches in low-income neighborhoods had decreased by over 20% during the preceding 15 years.

We believe that our typical customer does not have a checking account or other traditional banking relationships. We refer to these customers as unbanked. A 2005 study by Marketdata Enterprises, Inc. estimated that 35% of the United States population, or 12 million households, are unbanked. Our customers also include underbanked individuals, who have bank accounts but do not have credit cards or other access to short-term loans. According to the Center for Financial Services Innovation, based on 2006 data, approximately 22 million U.S. families were underbanked. We provide high-quality customer service and have developed strong customer relationships founded on our focus on meeting customers’ needs. A significant portion of our business—approximately 80% during 2006—is from repeat customers, which we believe is indicative of our high levels of customer satisfaction.

The operation of pawnshops is governed primarily by state laws that are long-established, providing a stable set of guidelines for operations. States that maintain pawn laws most conducive to profitable operations have historically seen the greatest concentration of pawnshops. The highest concentration of pawnshops are located in the Southeast and Southwest regions of the country, in part as a result of generally favorable regulatory conditions as well as attractive demographic trends in these areas of the country. The three largest existing publicly traded pawnshop companies currently operate less than 1,000 of the pawnshops in the United States, and no one company owns more than 5% of the total number of stores. These companies’ stores tend to be geographically concentrated, with a particularly large number located in Texas. We have the second largest number of stores located in Florida, with 56 stores, compared to 67 by our largest competitor in the state as of December 31, 2006. We believe that individuals operating one to three stores own the majority of pawnshops in the United States.

Our Strengths

We believe that the growth in our revenues and profitability has been driven by the following key competitive strengths:

Leading market presence in Florida. We operate 56 stores in Florida, making us the second largest pawn lender in the state, based on information provided by the National Pawnbrokers Association. We believe that Florida is a particularly attractive market for pawnshops as a result of its long-established regulatory environment and attractive demographics, including a large and growing Hispanic population. The current laws regulating the operation of pawnshops in Florida have been largely unchanged since 1996 and permit pawn service charges of up to 25.0% per month, or 300.0% annually. We anticipate that Florida will continue to be a favorable market for our services for the foreseeable future, and we intend to continue to expand within Florida.

Effective store management leads to strong financial performance. We believe that our strong financial performance is largely due to our effective store management founded upon our experienced and qualified team members. For 2006 and the six months ended June 30, 2007, the average operating income of our stores that had managers with two or more years of tenure was higher by approximately 69.0% and 78.9%, respectively, than the average operating income of our stores that had managers with less than two years of tenure. For 2006 and the six months ended June 30, 2007, we generated an average of approximately $1.4 million and $770,000, respectively, in revenues per store, resulting in average store-level operating margins of 22.3% and 22.0%, respectively. Moreover, we have a consistent track record of store-level revenue growth and operating margin improvement. From 2003 to 2006, our same-store revenues grew at a compound annual growth rate of 18.6% and our store operating margins improved from 19.9% to 22.3%.

Commitment to customer service. We have a long-established culture of customer service, and our team members strive to help and understand the needs of our customers. In a survey of our customers conducted by a national polling organization in 2006, almost 90% of the respondents expressed overall satisfaction with us, over 90% indicated that they were always treated with respect by our team members, and almost 90% indicated that their sales representative understood the customer’s needs. A significant portion of our business—approximately 80% during 2006—is from repeat customers, which we believe is indicative of our high levels of customer satisfaction.

Management experience and expertise. Our executive management team has an average of 12 years experience within the pawn industry. Our management team is focused on the process by which we service our customers and data analytics to measure operating performance, which has enabled us to create a culture that emphasizes effective execution of our business strategy and analysis of results. We believe that our management’s experience brings a professional, disciplined approach to our pawnshop operations, resulting in increased operational efficiencies.

Our Strategy

Our business strategy is designed to capitalize on our competitive strengths and enhance our leading market position in the pawnshop industry. Key elements of our strategy include:

Open additional stores in our current markets. We intend to continue to open additional pawnshops in the states in which we currently operate. We opened two new stores in 2006, and expect to open at least seven additional stores within the states in which we currently operate by the end of 2008. By concentrating multiple stores in regional and local markets, we seek to expand market penetration, enhance name recognition and reinforce marketing programs.

Continue to enhance employee metrics in order to improve existing store financial performance. Our same-store revenues have consistently increased in recent years, and we believe that our existing stores have continued growth potential. We have found that there is a strong correlation between the length of tenure of a store manager and the financial performance of that store. We believe that our existing store operating results should continue to improve if we are able to continue to retain our store managers and other key team members.

Selectively pursue strategic acquisitions. The fragmented nature of our market provides opportunities for selective acquisitions of pawnshop businesses and individual stores. We are actively seeking to identify and acquire existing pawnshop operations and individual stores in markets that we believe to be desirable.

Expand geographic footprint. We intend to expand into additional states and markets that we believe are conducive to pawn lending operations, including favorable regulatory environments and demographics. In addition to other states within the United States, we believe that both Puerto Rico and Mexico are attractive markets for our services. Among other things, both markets have large concentrations of potential customers that are consistent with our typical customer profile, are relatively underserved by pawn lenders and relatively inexpensive to operate in, and have favorable regulatory environments. Accordingly, we intend to continue to evaluate opportunities to open stores in each of these markets.

Evaluate opportunities to offer other specialty consumer finance services. We intend to evaluate opportunities to expand our service offerings to include other financial services designed to serve the needs of unbanked and underbanked consumers, including payday lending and check cashing services. We believe that there may be opportunities for us to leverage our experience and name recognition to provide other services such as these.

Maintain focus on customer service. We believe that there will be a continuing demand for pawn lending services and other alternative credit solutions from a large segment of the population, both in the United States and in other jurisdictions. We believe that we can be successful in retaining existing customers and attracting additional customers for these services by continuing to emphasize customer service.

Certain Risk Factors

Investing in our common stock involves substantial risk, as discussed more fully in “Risk Factors” on page 11. You should carefully consider all the information in this prospectus prior to investing in our common stock. These risks and uncertainties include, but are not limited to, the following:

•

adverse changes in laws or regulations could reduce the pawn service charges we are permitted to charge or otherwise limit our ability to conduct our pawn loan operations profitably, and/or limit our ability to expand into new markets;

•	a sustained deterioration in the economy could reduce demand for our products and services and result in reduced earnings;

•	if demand for pawn lending services decreases or develops more slowly than we expect, our revenues would decline or fail to grow and we could incur losses;

•	because our business is geographically concentrated we are subject to increased exposure to localized risks, such as adverse economic, regulatory, weather or other conditions in our markets;

•

our growth plans are subject to external factors and other circumstances over which we have limited control or that are beyond our control, such as the availability of suitable sites, our ability to attract and retain qualified team members and government regulation; and

•	we may expand through acquisitions of other businesses or stores, which may disrupt our ongoing business, divert our resources and divert our management’s attention.

Corporate Information

Our principal executive offices are located at 1063 Maitland Center Commons Blvd., Suite 200, Maitland, Florida 32751, and our telephone number is (407) 339-0064. Our primary website is www.valuepawnandjewelry.com. The information contained in, or that can be accessed through, our website is not part of this prospectus.

The Offering

Common stock offered by us	shares
Common stock offered by the selling shareholders	shares
Common stock to be outstanding immediately after this offering (1)	shares
Use of proceeds

We intend to use the net proceeds of this offering to (i) repay all outstanding indebtedness of approximately $37.3 million as of June 30, 2007, (ii) pay all remaining accrued dividends on our Series A-2 participating stock (which will be converted into common stock at the closing of this offering), which totaled approximately $45,000 as of June 30, 2007 and will accrue approximately $207,000 in additional dividends each month until converted, and (iii) provide $                 of additional long-term capital to support the growth of our business, which may include new store openings and acquisitions. We will not receive any proceeds from the sale of shares by the selling shareholders. See “Use of Proceeds” for more information.

Proposed NASDAQ Global Market symbol	VFSI

(1)	Except as otherwise stated, the common stock information we present in this prospectus:

•	includes the conversion of all outstanding shares of our participating stock into 5,888,074 shares of common stock upon the closing of this offering;

•	includes 758,295 shares of common stock issuable upon exercise of outstanding options with an exercise price of $0.01 per share;

•	excludes shares of common stock reserved for future issuance under our 2007 Incentive Compensation Plan; and

•	excludes 21,000 shares of common stock issuable upon exercise of outstanding options with an exercise price of $20.00 per share.

The selling shareholders have granted the underwriters an option for a period of 30 days to purchase up to                  additional shares of our common stock to cover over-allotments, if any.

Summary Consolidated Financial Data

(dollars in thousands, except per share data and as otherwise noted)

The following table summarizes our consolidated financial data. The summary consolidated financial data for each of the years in the three-year period ended December 31, 2006 are derived from our audited consolidated financial statements appearing elsewhere in the prospectus. We have also included data that has been derived from our unaudited consolidated financial statements as of June 30, 2007 and for the six months ended June 30, 2006 and 2007. The unaudited consolidated financial statements include, in the opinion of management, all adjustments, consisting only of normal recurring adjustments, that management considers necessary for the fair presentation of the financial information set forth in those statements. The historical results are not necessarily indicative of the results to be expected in any future period and the results for the six months ended June 30, 2007 should not be considered indicative of results expected for the full year. You should read this data together with our consolidated financial statements and related notes included elsewhere in this prospectus and the information under “Selected Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Consolidated Statement of Operations Data:	Year Ended December 31,			Six Months Ended June 30,
	2004	2005	2006	2006	2007
				(unaudited)
Revenues:
Merchandise sales	$39,802	$47,378	$62,348	$27,287	$33,376
Pawn service charge revenues	18,611	20,786	24,090	11,265	13,659
Other	1,150	1,085	1,376	609	718

Total revenues	59,563	69,250	87,814	39,161	47,754
Cost of merchandise sales	25,120	29,289	39,339	16,571	20,701

Net revenues	34,443	39,960	48,475	22,589	27,053

Store operating expenses:
Payroll and related expenses	12,863	15,066	18,380	8,984	10,986
Occupancy	6,871	7,243	8,083	4,154	4,378
Depreciation	1,283	1,271	1,501	735	747
Other	1,146	1,513	2,401	1,045	1,172

Total store operating expenses	22,162	25,093	30,365	14,917	17,283

Store operating income	12,281	14,868	18,110	7,673	9,770

General and administrative expenses:
Administration	5,211	6,499	7,815	3,909	12,801 (1)
Depreciation	123	164	173	77	100
Other	162	60	108	23	117

Total general and administrative expenses	5,496	6,724	8,097	4,009	13,019

Income (loss) from operations	6,785	8,144	10,013	3,664	(3,249)

Non-operating expenses:
Interest expense	1,264	1,297	1,135	498	432

Income before income tax benefit (expense)	5,521	6,847	8,878	3,166	(3,681)
Income tax benefit (expense)	12,354	(2,593)	(3,448)	(1,229)	1,429

Net income (loss)	$17,875	$4,254	$5,430	$1,936	$(2,251)

Cumulative participating stock dividends	$3,570	$4,112	$4,792	$2,241	$2,612

Earnings (loss) per share after cumulative participating stock dividends:
Basic	$2.65	$0.03	$0.12	$(0.06)	$(0.90)
Diluted	$2.32	$0.02	$0.10	$(0.06)	$(0.90)
Weighted average number of shares outstanding:
Basic	5,402,351	5,402,351	5,402,351	5,402,351	5,417,664
Diluted	6,160,646	6,160,646	6,160,646	5,402,351	5,417,664
Net cash provided by operating activities	$5,530	$5,787	$10,315	$3,009	$3,168
Net cash provided by (used in) investing activities	1,143	(5,150)	(5,394)	(4,182)	(4,063)
Net cash provided by (used in) financing activities	(6,717)	282	(5,808)	(325)	3,217
(1)	Includes one-time charges totaling $7.9 million to reflect the compensation expenses associated with stock grants and loan forgiveness to our executive officers and an outside consultant.

Other Consolidated Financial and Operating Data:	Year Ended December 31,			Six Months Ended June 30,
	2004	2005	2006	2006	2007
Same-store revenue growth (1)	13.2%	16.3%	25.3%	25.9%	19.7%
Store operating income margin (2)	22.8%	23.3%	22.3%	21.5%	22.0%
EBITDA (3)	$8,190	$9,579	$11,688	$4,475	$(2,402)
EBITDA margin (4)	13.8%	13.8%	13.3%	11.4%	(5.0)%

Annualized yield on pawn loans (5)	175.3%	187.5%	179.6%	187.8%	185.4%
Redemption rate	78.0%	78.8%	77.8%	79.7%	78.8%
Total amount of pawn loans written and renewed	$90,963	$108,103	$132,035	$59,014	$73,681
Average pawn loan balance outstanding (6)	$10,615	$11,086	$13,411	$12,842	$15,632
Average pawn loan balance per store	$175	$185	$218	$196	$252
Pawn loan balance per store at end of period	$161	$193	$234	$227	$270
Average number of pawn loans per store at end of period (not in thousands)	1,275	1,431	1,572	1,618	1,814
Average pawn loan amount at end of period (not in thousands)	$126	$135	$149	$140	$149
Profit margin on merchandise sales	36.9%	38.2%	36.9%	39.3%	38.0%
Profit margin on merchandise sales—retail only (7)	37.7%	39.2%	36.9%	39.2	38.1
Average annualized merchandise turnover (8)	3.2×	3.2×	3.3×	3.0x	3.4x
Average balance of merchandise per store	$128	$154	$197	$178	$199
Balance of merchandise per store at end of period	$130	$176	$197	$194	$218
Pawnshop stores:
Beginning of year	61	60	60	60	62
Start-ups	0	0	2	2	0
End of year	60 (9)	60	62	62	62

Consolidated Balance Sheet Data:	As of June 30, 2007
	Actual	As Adjusted(10)

Cash	$3,082
Loans	16,737
Inventories, net	13,248
Total assets	60,759
Total debt	37,344
Total liabilities	43,344
Total shareholders’ equity	17,415
(1)	Same-store revenue growth is calculated as the percentage change in total revenues for the applicable period from total revenues for the corresponding prior period for all stores that were in operation for all of both periods.
(2)	Store operating income margin is calculated as store operating income as a percentage of total revenues.

(3)	We define EBITDA as our net income before depreciation, interest expense and income tax expense (benefit). Management uses this measure as an indicator of cash generated from operating activities. EBITDA is not a measurement of financial performance under GAAP and should not be considered an alternative to net income or operating cash flows determined in accordance with GAAP. Our calculation of EBITDA may not be comparable to the calculation of similarly titled measures reported by other companies. EBITDA is reconciled directly to net income as follows:

	Year Ended December 31,			Six Months Ended June 30,
	2004	2005	2006	2006	2007
				(unaudited)
Net income (loss)	$17,875	$4,254	$5,430	$1,936	$(2,251)
Add:
Depreciation	1,405	1,435	1,675	812	847
Interest expense	1,264	1,297	1,135	498	432
Income tax (benefit) expense	(12,354)	2,593	3,448	1,229	(1,429)

EBITDA	$8,190	$9,579	$11,688	$4,498	$(2,402)

(4)	EBITDA margin is calculated as EBITDA as a percentage of total revenues.
(5)	Annualized yield on pawn loans is calculated by dividing pawn service charge revenues by the average pawn loan balance for the year (calculated as described in footnote 6 below). If the period being measured is less than one year, the pawn service charge revenues for the applicable period are annualized for purposes of this computation.
(6)	Average pawn loan balance outstanding is calculated as the average of the total pawn loan balances at all locations on the first and last days of each month within the applicable period.
(7)	Merchandise sales—retail only reflects merchandise sales to retail customers and excludes the impact of sales of scrap gold. Profit margin on merchandise sales—retail only is calculated as merchandise sales to retail customers less cost of merchandise sales to retail customers, as a percentage of total merchandise sales to retail customers.
(8)	Average annualized merchandise turnover is calculated as cost of merchandise sales for the applicable period (on an annualized basis, in the case of a quarterly period) divided by the average of the total value of merchandise held as inventory at all stores on the last day of each month within the applicable period.
(9)	In 2004, we closed one store.
(10)	Reflects the sale of shares of common stock offered by us at an assumed offering price of $ per share, after deducting underwriting discounts and commissions and estimated offering expenses, and the application of the estimated net proceeds as described under “Use of Proceeds.”

R ISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the following risks before making an investment decision. Our business, financial condition and results of operations could be harmed by any of these risks at any time. The trading price of our common stock could decline due to any of these risks, and you may lose all or part of your investment. In assessing these risks, you should also refer to the other information contained in this prospectus, including our consolidated financial statements and related notes.

Risks Related to Our Business and Industry

Adverse changes in laws or regulations could reduce the pawn service charges we are permitted to charge or otherwise limit our ability to conduct our pawn loan operations profitably, and/or limit our ability to expand into new markets.

Our products and services are subject to extensive regulation and supervision under various federal, state and local laws, ordinances and regulations. If we expand into foreign jurisdictions, we will also be subject to foreign laws and regulations. We face the risk that restrictions or limitations on pawn loan amounts, pawn loan yields and customer acceptance of pawn loan products resulting from the enactment, change or interpretation of laws and regulations could have a negative effect on our business activities. In particular, short-term consumer loans have come under increased scrutiny and increasingly restrictive regulation in recent years. Certain consumer advocacy groups and federal and state legislators have also asserted that laws and regulations should be tightened so as to severely limit, if not eliminate, the availability of short-term credit services products to consumers. Adoption of such federal, state, local or foreign regulation or legislation could restrict, or even eliminate, our ability to conduct our pawn lending operations at a profit level we consider reasonable at some or all of our stores, and could prevent us from expanding into new markets.

A sustained deterioration in the economy could reduce demand for our products and services and result in reduced earnings.

A sustained deterioration in the economy could cause a deterioration in the performance of our pawn loans and in consumer demand for and resale value of pre-owned merchandise that we sell in our stores. This, in turn, could reduce the amount that we could effectively lend on an item of collateral. Such reductions could adversely affect pawn loan balances, pawn loan redemption rates, inventory balances, revenues and gross profit margins.

If demand for pawn lending services decreases or develops more slowly than we expect, our revenues would decline or fail to grow and we could incur operating losses.

Currently, all of our revenues are derived from our pawn lending operations, including the sale of merchandise through our pawnshops. Accordingly, our success will depend to a substantial extent on the continued demand for pawn lending services. If demand for these services decreases, or if it develops more slowly than we expect, our business, financial condition and results of operations would be adversely affected.

Because our business is geographically concentrated we are subject to increased exposure to localized risks, such as adverse economic, regulatory, weather or other conditions in our markets.

We currently operate stores in Florida, Georgia and Tennessee, and the substantial majority of our stores are located in Florida. Our limited geographical diversity means that adverse general economic, regulatory, weather or other conditions in these markets could adversely affect our results of operations or our ability to grow our business.

Our growth plans are subject to external factors and other circumstances over which we have limited control or that are beyond our control. These factors and circumstances could limit our ability to grow through the opening and acquisition of new store locations.

Our expansion strategy includes acquiring existing stores and opening new ones. The success of this strategy is subject to numerous external factors, such as the availability of sites with favorable customer demographics and limited competition, the availability of attractive acquisition candidates, the availability of sites with acceptable restrictions and suitable lease terms, our ability to attract, train and retain qualified store management personnel and the ability to obtain required government permits and licenses. Some of these factors are beyond our control. The failure to execute this expansion strategy would limit our ability to expand our business and could materially adversely affect our business, prospects, results of operations and financial condition.

We may expand through acquisitions of other businesses or stores, which may disrupt our ongoing business, divert our resources and divert our management’s attention business.

One of our business strategies is to expand our business through the selective acquisition of other companies or individual stores. An acquisition may result in unforeseen operating difficulties and expenditures. In particular, we may encounter difficulties assimilating or integrating the organizations, technologies, personnel or operations of the acquired organizations, particularly if any of the key personnel of the acquired company chooses not to work for us, and we may have difficulty retaining the customers of any acquired business due to changes in management and ownership. Acquisitions may also disrupt our ongoing business, divert our resources and require significant management attention that would otherwise be available for ongoing development of our business.

Any acquisitions we complete may result in dilution to our shareholders and/or expose us to known or unknown liabilities.

In connection with any acquisition that we successfully complete, we may:

•	issue additional equity securities that would dilute the ownership of our shareholders;

•	use cash that we may need in the future to operate our business;

•	incur debt on terms unfavorable to us or that we are unable to repay; and

•	incur large charges or substantial liabilities.

Moreover, we cannot assure you that the anticipated benefits of any acquisition would be realized or that we would not be exposed to unknown liabilities.

If we expand into foreign jurisdictions, our financial results may be impacted by foreign exchange rate fluctuations.

Although we currently conduct all of our operations in the United States, we may open stores in Mexico and/or other foreign countries. If we do so, our financial results from operations in any foreign countries will be subject to fluctuations in the exchange rates between those countries and the United States, which could cause our results to be below expectations in any period.

If we expand into international markets, we may become subject to foreign taxes, tariffs and other restrictions, which may reduce our profitability.

If we expand into any foreign countries, our revenues in those countries may be subject to higher tax rates than those in effect in the United States. In addition, foreign jurisdictions may subject us to additional withholding tax requirements or the imposition of tariffs, exchange controls or other restrictions on foreign earnings. Any such taxes, tariffs, controls and other restrictions imposed on us could increase our costs of business in those jurisdictions, which in turn may reduce our profitability.

We may not be able to attract and retain the highly skilled team members we need to support our planned growth.

Our business strategy is dependent, in large part, upon our ability to continue to hire and retain highly skilled store managers and other team members so that we can successfully open additional stores and improve the financial performance of our existing stores. Competition for these personnel is intense, and we may not be successful in attracting and retaining qualified personnel. Many of the companies with which we compete for experienced personnel have greater resources than us. If we fail to attract new personnel or fail to retain and motivate our current personnel, our business and future growth prospects could be severely harmed.

If we do not appropriately value the collateral underlying our pawn loans, we may experience losses.

Our sole recourse in the event that a customer fails to repay a pawn loan is to retain possession of the pledged collateral underlying the loan. Accordingly, the recovery of the amount advanced and any accrued pawn service charges, and the realization of a profit on the sale of merchandise, depends on our initial assessment of the estimated sale value of pledged collateral when the pawn loan is made. If we do not appropriately value the collateral and the estimated sale value of property that is pledged to us, we may experience losses if the pawn loan is not redeemed and we are unable to sell the collateral at a price consistent with our expectations.

If our customers redeem their outstanding pawn loans at a rate that is lower than we anticipate, our revenues may be reduced.

We accrue pawn service charges revenues based on anticipated redemption activity for pawn loans during each reporting period. If the redemption rate of our outstanding pawn loans is lower than what we estimate, the actual pawn service charges that we collect could be less than our estimates, resulting in reduced revenues.

Our earnings and financial position are subject to changes in gold values and the resulting impact on pawn lending and jewelry sales, and a significant or sudden change in gold values may have a material impact on our earnings.

A significant portion of our pawn loans are secured by gold jewelry. Our pawn service charges, sales proceeds and ability to liquidate excess jewelry inventory at an acceptable margin are dependent upon gold values. A significant decline in gold prices could result in decreases in merchandise sales margins, inventory valuations and the value of collateral securing outstanding pawn loans. In addition, a decline in gold prices could result in a lower balance of pawn loans outstanding, as our customers would receive lower loan amounts for individual pieces of jewelry. Any of these risks could adversely affect our financial condition and results of operations.

Our business is seasonal in nature, which causes our revenues and earnings to fluctuate.

Our business is seasonal. Historically, we have generally experienced our highest revenues and earnings from retail merchandise sales during the fourth and first quarters of each year, when holiday spending and spending based on receipt of income tax refunds, respectively, peak. Historically, our pawn loan balances have typically declined in the first quarter of each year, as our customers use income tax refunds to repay their pawn loans. This seasonality requires us to manage our cash flows over the course of the year. If our revenues were to fall substantially below what we would normally expect during certain periods, our financial condition and results of operations would be adversely impacted and our ability to service our debt, including our ability to make interest payments, could also be impaired. In addition, as a result of this seasonality, our revenues and operating results have fluctuated significantly from period to period in the past and are likely to do so in the future. These fluctuations could cause the market price of our shares to decline. You should not rely on period-to-period comparisons of our operating results as an indication of our future performance.

Increased competition from banks, savings and loans, other short-term consumer lenders and retail businesses that offer products and services similar to those offered by us could reduce the demand for our products and services, require us to lower our prices and/or increase our operating costs.

The pawnshop industry is highly fragmented and we face significant competition, including from other pawnshops, cash advance companies, consumer finance companies and other financial institutions that serve our primary customer base. Other businesses that do not now offer products or services directed toward our customer base could begin doing so. Many of our current and potential competitors are larger than us and have significantly more resources than we do. These businesses may be able to offer pawn loans or other products on terms that are more favorable to our customers, which could reduce the demand for our products and services. Significant increases in the number and size of competitors for our business could result in a decrease in the number of pawn loans that we write, resulting in lower levels of revenues and earnings. Furthermore, we have many competitors to our retail operations, such as retailers of new or pre-owned merchandise, other pawnshops, thrift shops, online retailers and online auction sites. Increased competition or aggressive marketing and pricing practices by these competitors could result in decreased revenues, margins and product turnover rates in our retail operations.

Adverse real estate market fluctuations could reduce our profits.

We lease all of our stores. A significant rise in rental rates for real estate in the markets in which we operate could result in an increase in store lease costs as we open new stores and renew leases for existing stores, causing our profits to decline.

Inclement weather can reduce consumer traffic and collections at our stores. In addition, many of our stores are located in a hurricane prone area, and the occurrence of a hurricane or other catastrophic disaster could damage our stores, result in substantial losses of merchandise either from storm damage or reduced security following a storm, and negatively impact our operating results.

The occurrence of weather events, such as rain, cold weather, snow, wind, storms, hurricanes or other natural disasters may adversely affect consumer traffic and collection activities at our stores and otherwise negatively impact our operating results. A majority of our facilities are located in Florida in known hurricane prone areas and, therefore, are vulnerable to damage from hurricanes. For example, our revenues in 2004 and 2005 were adversely affected as a result of the large number of hurricanes that impacted the State of Florida during those years. We may not have adequate insurance to cover our losses resulting from disasters or other similar significant business interruptions, and we currently do not plan to purchase additional insurance to cover such losses due to the cost of obtaining such coverage. Any significant losses that are not recoverable under our insurance policies could seriously impair our business and financial condition.

Because we maintain a significant supply of cash in our stores, we may be subject to cash losses due to robbery, employee error and theft.

Since our business requires us to maintain a significant supply of cash in each of our stores, we are subject to the risk of cash losses resulting from robberies as well as employee errors and theft. Although we have implemented various programs to reduce these risks, maintain insurance coverage for theft, and provide security systems and processes for our team members and facilities, we cannot assure you that robberies, employee error and theft will not occur and lead to cash losses that could adversely affect our results of operations.

We might require additional capital to support business growth, and this capital might not be available.

Our business strategy is dependent, in large part, on the availability of sufficient capital to open new stores, acquire other businesses and/or expand into other specialty consumer financial services. We may also require additional funds to provide working capital or enhance our operating infrastructure. Accordingly, we may need to engage in equity or debt financings to secure additional funds. If we raise additional funds through further issuances of equity or convertible debt securities, our existing shareholders could suffer significant dilution, and any new equity securities we issue could have rights, preferences and privileges superior to those of holders of our common stock, including shares of common stock sold in this offering. Any debt financing incurred by us could involve restrictive covenants relating to our capital raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities, including potential acquisitions. In addition, we may not be able to obtain additional financing on terms favorable to us, if at all. If we are unable to obtain adequate financing or financing on terms satisfactory to us, when we require it, our ability to continue to support our business growth and to respond to business challenges could be significantly limited.

Our bank credit facility imposes restrictions on our operations which, if violated, could result in our indebtedness being immediately due and payable and/or the loss of our assets.

Our bank credit facility imposes restrictions on our operations and activities. The most significant restrictions restrict our ability to incur debt, create liens on our assets, sell significant assets and pay dividends and make other cash distributions. The credit facility also requires us to comply with certain financial covenants. If we fail to comply with any of these restrictions or covenants, the banks could cause our debt to become payable immediately. Our bank credit facility is secured by a pledge of substantially all of our assets. If we were unable to repay indebtedness owed under this facility, the lender could foreclose on the collateral securing that indebtedness, which would materially and adversely affect our financial condition and results of operations.

Our growth could strain our personnel and infrastructure resources, and if we are unable to implement appropriate controls and procedures to manage our growth, we may not be able to successfully implement our business plan.

Our planned expansion strategy will require significant growth in our headcount and operations, and may place a strain on our management, administrative, operational and financial infrastructure. Our success will depend in part upon the ability of our executive management to manage growth effectively. To do so, we must continue to hire, train and manage new team members as needed. If our new hires perform poorly, or if we are unsuccessful in hiring, training, managing and integrating these new team members as needed, or if we are not successful in retaining our existing team members, our business may be harmed. To manage the expected growth of our operations and personnel, we will need to continue to improve our operational, financial and management controls and our reporting systems and procedures. The additional headcount and capital investments we expect to add will increase our cost base, which will make it more difficult for us to offset any future revenue shortfalls by offsetting expense reductions in the short term. If we fail to successfully manage our growth, we will be unable to execute our business plan.

We are dependent on our executive officers, and the loss of any of them may prevent us from implementing our business plan in a timely manner if at all.

We rely on a relatively small executive management team, and the financial performance of our stores is substantially dependent on the tenure and skills of our store managers. As a result, our success depends largely upon the continued services of our executive officers and other key personnel, including our regional managers and store managers. Although we are parties to employment agreements with our executive officers, such employment agreements do not prevent our executive officers from terminating their employment with us at any time. In addition, we do not have employment agreements with any of our managers or other key personnel that require them to remain our team members and, therefore, they could terminate their employment with us at any time without penalty. Although we currently maintain a key person life insurance policy on John Thedford, our president, chief executive officer and chairman of the board, this insurance would not adequately compensate us for the loss of his services, and we may not maintain this policy following completion of this offering. The loss of one or more of our key team members could seriously harm our business.

Risks Related to this Offering

There has been no public market, and it is possible that no trading market will develop or be maintained, for our common stock, and you may not be able to resell shares of our common stock for an amount equal to or more than your purchase price.

Prior to this offering there has not been a public market for our common stock. Although it is anticipated that the common stock will be approved for quotation on the NASDAQ Global Market, there can be no assurance that a trading market will develop or, if such a market does develop, how liquid that market might become, or whether it will be maintained. The initial public offering price will be determined by our negotiations with the representatives of the underwriters and may not be indicative of prices that will prevail in the trading market. If an active trading market fails to develop or be maintained, you may be unable to sell the shares of common stock purchased in this offering at an acceptable price or at all.

Future sales, or the availability for sale, of our common stock may cause our stock price to decline.

In connection with this offering, we, along with our officers, directors and certain shareholders, will have agreed prior to the commencement of this offering, subject to limited exceptions, not to sell or transfer any shares of common stock for 180 days after the date of this prospectus without JMP Securities LLC’s consent. However, JMP Securities LLC may release these shares from these restrictions at any time. In evaluating whether to grant such a request, JMP Securities LLC may consider a number of factors with a view toward maintaining an orderly market for, and minimizing volatility in the market price of, our common stock. These factors include, among others, the number of shares involved, recent trading volume and prices of the stock, the length of time before the lock-up expires and the reasons for, and the timing of, the request. We cannot predict what effect, if any, market sales of shares held by any shareholder or the availability of these shares for future sale will have on the market price of our common stock.

Beginning on the effective date of this prospectus, in addition to the shares sold in the offering, approximately                      shares of our common stock will be eligible for sale under Rule 144. In addition, a total of approximately             shares of common stock may be sold in the public market by existing shareholders on or about 181 days after the date of this prospectus, subject to applicable volume and other limitations imposed under federal securities law. Sales of substantial amounts of our common stock in the public market, or the perception that such sales could occur, could adversely affect the market price of our common stock and could materially impair our future ability to raise capital through offerings of our common stock. See “Shares Eligible for Future Sale” for a more detailed description of the restrictions on selling shares of our common stock after this offering.

If securities analysts do not publish research or reports about our business or if they downgrade our stock, the price of our stock could decline.

The trading market for our common stock relies in part on the research and reports that industry or financial analysts publish about us or our business. We do not control these analysts. There are several large, well-established publicly traded companies active in our industry and market, which may mean it will be less likely that we receive widespread analyst coverage. Furthermore, if one or more of the analysts who do cover us downgrade our stock, our stock price would likely decline rapidly. If one or more of these analysts cease coverage of us, we could lose visibility in the market, which in turn could cause our stock price to decline.

Because there has not been a public market for our common stock and our stock price might be volatile, you might not be able to resell your shares at or above the initial public offering price.

Prior to this offering, our common stock could not be bought or sold publicly. We cannot predict the extent to which investors’ interests will lead to an active trading market for our common stock or the extent to which the market price of our common stock will be volatile following this offering. The initial public offering price for our common stock will be determined through negotiations with the underwriters. The trading price of our common stock could decrease significantly from the initial public offering price due to numerous factors, many of which are beyond our control, including:

•	quarterly variations in our operating results;

•	interest rate changes;

•	changes in the market’s expectations about our operating results;

•	our operating results failing to meet the expectation of securities analysts or investors in a particular period;

•	changes in financial estimates and recommendations by securities analysts concerning our company or the pawn industry in general;

•	operating and stock price performance of other companies that investors deem comparable to us;

•	news reports relating to trends in our markets;

•	material announcements by us or our competitors; and

•	general economic and political conditions.

Fluctuations in the price of our common stock could contribute to the loss of all or part of your investment. Furthermore, any of the factors listed above could have a material adverse effect on your investment in our common stock and our common stock may trade at prices significantly below the offering price.

Our management will have broad discretion over the use of the proceeds we receive in this offering and might not apply the proceeds in ways that increase the value of your investment.

Our management will have broad discretion to use the net proceeds from this offering, and you will be relying on the judgment of our management regarding the application of these proceeds. We may not apply the net proceeds of this offering in ways that increase the value of your investment. We expect to use approximately $                 of the net proceeds from this offering to provide additional long-term capital to support the growth of our business, which may include new store openings and acquisitions. Our management might not be able to yield a significant return, if any, on any investment of these net proceeds. You will not have the opportunity to influence our decisions on how to use the proceeds.

We currently do not intend to pay dividends on our common stock and consequently your only opportunity to achieve a return on your investment is if the price of common stock appreciates.

We currently do not plan to declare dividends on our common stock in the foreseeable future. Any payment of cash dividends will depend upon our financial condition, capital requirements, earnings and other factors deemed relevant by our board of directors. Further, our credit facility restricts our ability to pay cash dividends. Agreements governing future indebtedness will likely contain similar restrictions on our ability to pay cash dividends. See “Dividend Policy” for more information. Consequently, your only opportunity to achieve a return on your investment in our company will be if the market price of our common stock appreciates and you sell your common stock at a profit.

You will experience immediate and substantial dilution in the net tangible book value of the shares you purchase in this offering.

If you purchase shares of our common stock in this offering, you will experience immediate and substantial dilution, in that the price you pay will be substantially greater than the net tangible book value per share of the shares you acquire. This dilution is due in large part to the fact that our earlier investors paid substantially less than the public offering price when they purchased their shares of common stock. Based on an assumed offering price of $             per share, if you purchase our common stock in this offering, you will suffer immediate dilution of approximately $             per share.

Provisions in our amended and restated articles of incorporation and bylaws or Florida law might discourage, delay or prevent a change of control of our company or changes in our management and, therefore, depress the trading price of our stock.

Our amended and restated articles of incorporation and bylaws contain provisions that could depress the trading price of our common stock by acting to discourage, delay or prevent a change in control of our company or changes in our management that the shareholders of our company may deem advantageous. These provisions:

•	establish a classified board of directors so that not all members of our board of directors are elected at one time;

•	provide that directors may only be removed “for cause” and only with the approval of 66 2/3 percent of our shareholders;

•	require super-majority voting to amend our bylaws or specified provisions in our amended and restated articles of incorporation;

•	authorize the issuance of “blank check” preferred stock that our board of directors could issue to increase the number of outstanding shares and to discourage a takeover attempt;

•	limit the ability of our shareholders to call special meetings of shareholders;

•	prohibit shareholder action by written consent, which requires all shareholder actions to be taken at a meeting of our shareholders;

•	provide that the board of directors is expressly authorized to adopt, amend or repeal our bylaws; and

•	establish advance notice requirements for nominations for election to our board of directors or for proposing matters that can be acted upon by shareholders at shareholder meetings.

These and other provisions contained in our amended and restated articles of incorporation and bylaws could delay or discourage transactions involving an actual or potential change in control of us or our management, including transactions in which our shareholders might otherwise receive a premium for their shares over then current prices, and may limit the ability of shareholders to remove our current management or approve transactions that our shareholders may deem to be in their best interests and, therefore, could adversely affect the price of our common stock.

In addition, we are subject to control share acquisitions provisions and affiliated transaction provisions of the Florida Business Corporation Act, the applications of which may have the effect of delaying or preventing a merger, takeover or other change of control of us and therefore could discourage attempts to acquire our company.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Forward-looking statements include, but are not limited to:

•	our plans to open new stores and the timing of these planned openings;

•	our estimates regarding our capital requirements and our needs for additional financing;

•	our estimates of expenses and future revenues and profitability;

•	our estimates of the size of the markets for our products and services;

•	the rate and degree of market acceptance of our products and services; and

•	our ability to compete with other businesses offering similar products and services.

In some cases, you can identify forward-looking statements by terms such as “may,” “will,” “should,” “could,” “would,” “expect,” “plans,” “anticipates,” “believes,” “estimates,” “projects,” “predicts,” “intends,” “potential” and similar expressions intended to identify forward-looking statements. These statements reflect our current views with respect to future events and are based on assumptions and subject to risks and uncertainties. Given these uncertainties, you should not place undue reliance on these forward-looking statements. We discuss many of these risks in greater detail under the heading “Risk Factors.” Also, these forward-looking statements represent our estimates and assumptions only as of the date of this prospectus. Except as required by law, we assume no obligation to update any forward-looking statements after the date of this prospectus.

This prospectus also contains estimates made by independent parties and by us relating to market size and growth and other industry data. These estimates involve a number of assumptions and limitations and you are cautioned not to give undue weight to such estimates. In addition, projections, assumptions and estimates of our future performance and the future performance of the industries in which we operate are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and elsewhere in this prospectus. These and other factors could cause results to differ materially from those expressed in the estimates made by the independent parties and by us.

USE OF PROCEEDS

We estimate that we will receive approximately $            million in net proceeds from the sale of our common stock in this offering, at an assumed offering price of $            per share and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We will not receive any of the proceeds from the sale of shares by the selling shareholders.

We currently intend to use a portion of the net proceeds from this offering to repay all outstanding indebtedness under our credit facility, which includes a $20.0 million term loan which matures in June 2012 and a $17.0 million revolving loan which matures in June 2009. Both loans accrue interest at a rate equal to 30-day LIBOR plus a margin determined on the basis of our quarterly funded debt to EBITDA ratio. As of June 30, 2007, the applicable margins were 2.1% and 1.95%, and the applicable interest rates were 7.42% and 7.27%, for the term loan and revolving loan, respectively. The total amount outstanding under the revolving loan portion of our credit facility was approximately $16.9 million at June 30, 2007. The actual amount we repay will be based upon the amount outstanding upon the consummation of this offering. In addition, we intend to use approximately $0.4 million of the net proceeds to repay all remaining outstanding indebtedness under our convertible subordinated debentures, which accrue interest at the rate of 6.5% per annum. These debentures are being repaid to the holders over ten years in 40 equal installment payments of principal and interest through June 2013. We also intend to use a portion of the net proceeds from this offering to pay all remaining accrued dividends on our Series A-2 participating stock, which accrues dividends at a rate of 16.54% per annum and will be converted into common stock at the closing of this offering. As of June 30, 2007, the total accrued dividends were approximately $45,000, and the Series A-2 participating stock will accrue approximately $207,000 in additional dividends each month until converted.

We intend to use the remaining proceeds of $             for general corporate purposes, including new store openings, working capital and capital expenditures, but we have not designated any specific uses. We may also use a portion of the net proceeds to fund possible investments in, or acquisitions of, complementary businesses. We have no current agreements or commitments with respect to any investments in, or acquisitions of, other businesses. The amount and timing of what we actually spend for these purposes may vary significantly and will depend on a number of factors, including our future revenue and cash generated by operations and the other factors described in “Risk Factors.” Accordingly, our management will have discretion and flexibility in applying the net proceeds of this offering. Pending any uses, as described above, we intend to invest the net proceeds in high quality, investment grade, short-term fixed income instruments which include corporate, financial institution, federal agency or U.S. government obligations.

DIVIDEND POLICY

Other than the dividends paid prior to and in connection with this offering to holders of our Series A-2 participating stock, which will be converted into common stock at the closing of this offering, we have never declared or paid any cash dividends on our capital stock and do not expect to pay any cash dividends for the foreseeable future. We intend to retain future earnings, if any, in the operation and expansion of our business. In addition, the terms of our credit facility limit our ability to pay dividends. Any future determination to pay cash dividends will be made at the discretion of our board of directors and will depend on our financial condition, results of operations, capital requirements and other factors that our board of directors deems relevant. Investors should not purchase our common stock with the expectation of receiving cash dividends.

CAPITALIZATION

(dollars in thousands, except per share data)

The following table summarizes our balance sheet data as of June 30, 2007:

•	on an actual basis; and

•

on an as adjusted basis to reflect (1) the conversion of all our outstanding participating stock as of June 30, 2007 into 5,888,074 shares of common stock upon the closing of this offering, (2) the issuance of 758,295 shares of common stock issuable upon exercise of outstanding options with an exercise price of $0.01 per share and (3) the sale of              shares of common stock offered by us at an assumed offering price of $             per share, after deducting underwriting discounts and commissions and estimated offering expenses, and the application of the estimated net proceeds as described under “Use of Proceeds.”

You should read this table in conjunction with “Selected Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

As of June 30, 2007 (unaudited)	Actual	As Adjusted
Total debt (including current portion):
Senior credit facility	$36,909
Convertible subordinated debentures	435

Total (including current portion)	37,344
Total shareholders’ equity:
Series A-1 participating stock, $0.01 par value; 3,756,496 shares authorized; 3,756,496 shares issued and outstanding; none issued and outstanding, as adjusted	38
Series A-2 participating stock, $0.01 par value; 2,500,000 shares authorized; 1,516,590 shares issued and outstanding; none issued and outstanding, as adjusted	15
Series B participating stock, $0.01 par value; 682,038 shares authorized; 614,988 shares issued and outstanding; none issued and outstanding, as adjusted	6
Common stock, $0.01 par value; 35,000,000 shares authorized; none issued and outstanding, actual; shares issued and outstanding, as adjusted	—
Additional paid-in capital	55,581
Receivable from shareholder	0
Accumulated deficit	(38,224)

Total shareholders’ equity	17,415

Total capitalization	$54,759

The number of shares shown as issued and outstanding in the table above excludes:

•	shares of common stock reserved for future issuance under our 2007 Incentive Compensation Plan; and

•	21,000 shares of common stock issuable upon exercise of outstanding options with an exercise price of $20.00 per share.

DILUTION

If you invest in our common stock, your interest will be diluted to the extent of the difference between the public offering price per share of our common stock and the pro forma as adjusted net tangible book value per share of common stock after giving effect to this offering.

At June 30, 2007, our pro forma net tangible book value was approximately $11.9 million, or $1.79 per share of common stock. Pro forma net tangible book value on an adjusted basis as of June 30, 2007 was $            , or $            per share of common stock. “Pro forma net tangible book value” per share represents the amount of total actual tangible assets reduced by the amount of our total actual liabilities, divided by the number of shares of common stock outstanding at June 30, 2007 after giving effect to the conversion of all outstanding shares of our participating stock into shares of common stock and the exercise of all outstanding options to purchase common stock at an exercise price of $0.01 per share. At June 30, 2007, our pro forma net tangible book value, on an adjusted basis after giving effect to the sale of shares of our common stock in this offering, based on an assumed initial public offering price of $            per share and after deducting the underwriting discounts and commissions and other estimated offering expenses, would have been approximately $             million, or $            per share or common stock. This represents an immediate increase of $            per share to existing shareholders and an immediate dilution of $            per share to new investors. The following table illustrates this dilution:

Initial public offering price per share		$
Pro forma net tangible book value per share at June 30, 2007	$1.79
Increase per share attributable to the offering

Adjusted pro forma net tangible book value per share after the offering

Net tangible book value dilution per share to new investors in the offering		$

The following table summarizes, on an adjusted basis as of June 30, 2007, the total number of shares of common stock purchased from us, the total consideration paid to us and the average price per share paid to us by existing shareholders and by new investors purchasing share in this offering:

	Shares Purchased			Total Consideration			Average Price Per Share
	Number	Percent		Amount	Percent
Existing shareholders			%
New investors			%			%
Total			%			%

The preceding table excludes:

•	shares of common stock reserved for future issuance under our 2007 Incentive Compensation Plan; and

•	21,000 shares of common stock issuable upon exercise of outstanding options with an exercise price of $20.00 per share.

SELECTED CONSOLIDATED FINANCIAL DATA

(dollars in thousands, except per share data)

The following selected consolidated financial data as of the end of and for each of the years in the five-year period ended December 31, 2006 have been derived from our audited consolidated financial statements. The data as of June 30, 2007 and for the six months ended June 30, 2006 and 2007 have been derived from our unaudited consolidated financial statements and related notes, which are included in this prospectus. The unaudited consolidated financial statements include, in the opinion of management, all adjustments, consisting only of normal recurring adjustments, that management considers necessary for the fair presentation of the financial information set forth in those statements. The historical results are not necessarily indicative of the results to be expected in any future period and the results for the six months ended June 30, 2007 should not be considered indicative of results expected for the full year. The selected consolidated financial data set forth below should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

	Year Ended December 31,					Six Months Ended June 30,
	2002	2003	2004	2005	2006	2006	2007
						(unaudited)
Consolidated Statement of Operations Data:
Revenues:
Merchandise sales	$38,035	$34,299	$39,802	$47,378	$62,348	$27,287	$33,376
Pawn service charge revenues	17,481	17,361	18,611	20,786	24,090	11,265	13,659
Other	607	943	1,150	1,085	1,376	609	718

Total revenues	56,123	52,603	59,563	69,250	87,814	39,161	47,754
Cost of merchandise sales	29,369	22,883	25,120	29,289	39,339	16,571	20,701

Net revenues	26,754	29,720	34,443	39,960	48,475	22,590	27,053
Store operating expenses:
Payroll and related expenses	13,362	11,512	12,863	15,066	18,380	8,984	10,986
Occupancy	7,503	6,656	6,871	7,243	8,083	4,154	4,378
Depreciation	1,307	1,280	1,283	1,271	1,501	735	747
Other	1,119	1,072	1,146	1,513	2,401	1,045	1,172

Total store operating expenses	23,291	20,520	22,162	25,093	30,365	14,918	17,284

Store operating income	3,463	9,200	12,281	14,868	18,110	7,672	9,770

General and administrative expenses:
Administration	4,236	4,623	5,211	6,499	7,815	3,909	12,801	(1)
Depreciation	284	277	123	164	173	77	100
Other	3,069	—	162	60	108	23	117

Total general and administrative expenses	7,589	4,900	5,496	6,724	8,097	4,009	13,019

Income (loss) from operations	(4,126)	4,300	6,785	8,144	10,013	3,663	(3,249)

Non-operating expenses:
Interest expense	2,733	1,516	1,264	1,297	1,135	498	432

	Year Ended December 31,					Six Months Ended June 30,
	2002	2003	2004	2005	2006	2006	2007
						(unaudited)
Income (loss) before income tax benefit (expense)	(6,859)	2,784	5,521	6,847	8,878	3,165	(3,681)
Income tax benefit (expense)	—	1,434	12,354	(2,593)	(3,448)	1,229	1,429

Net income (loss)	$(6,859)	$4,218	$17,875	$4,254	$5,430	$1,936	$(2,251)

Cumulative participating stock dividends	$3,301	$6,276	$3,570	$4,112	$4,792	$2,241	$2,612

Earnings (loss) per share after cumulative participating stock dividends:
Basic	$(1.88)	$(0.38)	$2.65	$0.03	$0.12	$(0.06)	$(0.90)
Diluted	$(1.88)	$(0.38)	$2.32	$0.02	$0.10	$(0.06)	$(0.90)
Weighted average number of shares outstanding:
Basic	5,402,351	5,402,351	5,402,351	5,402,351	5,402,351	5,402,351	5,417,664
Diluted	5,402,351	5,402,351	6,160,646	6,160,646	6,160,646	5,402,351	5,417,664
Consolidated Statement of Cash Flows Data:
Net cash provided by (used in):
Operating activities	$(762)	$6,328	$5,530	$5,787	$10,315	$3,009	$3,168
Investing activities	3,714	(1,141)	1,143	(5,150)	(5,394)	(4,182)	(4,063)
Financing activities	(2,902)	(5,409)	(6,717)	282	(5,808)	(325)	3,217
Consolidated Balance Sheet Data (at end of period):
Cash	$993	$771	$727	$1,646	$760	$148	$3,082
Total assets	38,152	37,192	47,628	51,663	51,849	54,614	60,759
Total debt	28,608	23,200	16,483	17,517	11,711	17,192	37,344
Total shareholders’ equity	5,237	9,455	27,330	30,832	36,260	33,940	17,415
(1)	Includes one-time charges totaling $7.9 million to reflect the compensation expenses associated with stock grants and loan forgiveness to our executive officers and an outside consultant.

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes that appear elsewhere in this prospectus. In addition to historical consolidated financial information, the following discussion contains forward-looking statements that reflect our plans, estimates and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this prospectus, particularly in “Risk Factors.”

Overview

We are one of the largest providers of small, secured, non-recourse consumer loans, commonly known as pawn loans, and related services in the United States, based on the number of pawnshops operated. We were founded in 1994 by John Thedford, our president, chief executive officer and chairman of the board, and now have 62 stores in three states—Florida (56 stores), Tennessee (four stores) and Georgia (two stores). We lend money on a short-term basis against pledged tangible personal property such as jewelry, electronic equipment, tools, sporting goods, musical instruments and other items of value, and also sell merchandise, including forfeited collateral from pawn loans. Our customers typically require pawn loans for their immediate cash needs, and often use our services for reasons of convenience and/or lack of credit alternatives.

We opened our first store in Florida in 1994 and, as of June 30, 2007, operated 62 pawn and jewelry stores, under the trade names “Value Pawn and Jewelry” in Florida and Georgia and “Check Jewelry & Loan” in Tennessee. To date, we have opened all of our stores in three Southeastern states due in part to favorable demographics and regulatory environments. For the year ended December 31, 2006 and the six months ended June 30, 2007, our average revenue per store was approximately $1.4 million and $770,000, respectively. At June 30, 2007, we had a total of 112,200 pawn loans outstanding, with a total balance of $16.7 million and an average balance of $269,944 per store. As of June 30, 2007, we had 532 team members.

We believe that our success is attributable, in large part, to our human resource-oriented operational strategy that focuses on talent selection and retention. Our customer and team member satisfaction rankings, as measured by a national polling organization, have consistently been in the 90th percentile or above, reflecting the focus and emphasis that is directed toward developing our store operating teams and delivering a high level of customer service.

We believe that the experience and qualifications of a store manager are critical components of a store’s success. We have found that there is a strong correlation between the length of tenure of a store manager and the financial performance of that store, as a more experienced store manager tends to better understand the needs of a particular store’s customers. As of June 30, 2007, the average tenure of our store managers was 32.2 months, and 20 of our 62 store managers had managed their respective stores for two years or more. We plan to continue to focus on efforts intended to lower employee turnover and increase employee tenure. The generally low unemployment rates in our markets present challenges for us, however, by reducing the available pool of talented people and increasing competition for those personnel.

Many of our competitors have expanded their product lines in recent years by offering payday lending and check cashing services. To date, we have chosen to maintain a pawn-specific focus and not expand our product line. We believe that there is considerable opportunity for us to expand our pawn operations and that pawn customers are largely distinct from customers utilizing payday lending and check cashing services. However, we believe that there may be opportunities for us to leverage our experience and name recognition to provide payday lending and/or check cashing services, and we intend to evaluate opportunities to expand into these or other specialty consumer finance services.

Components of Revenues and Expenses

Our revenues are derived primarily from pawn service charges on pawn loans and sales of merchandise, primarily forfeited collateral from pawn loans. If a pawn loan is not repaid or renewed prior to the expiration of the automatic extension period, the property is forfeited to us and transferred to inventory at a value equal to the principal amount of the loan, exclusive of accrued interest. We accrue pawn service charge revenue based on anticipated redemption activity for pawn loans during each reporting period. We have historically been able to estimate redemption rates with a high degree of accuracy due to the short-term nature of our pawn loans. Yields on our outstanding loan portfolio fluctuate in correspondence with redemption activity. While over the past five years our redemption rates have historically averaged almost 80% over the course of any 12-month period, seasonality and other economic factors produce periodic variations and, as a result, yield rates will vary accordingly.

Although our pawn loan pricing is typically higher than our competition in our markets, we do not anticipate that we will need to lower our prices in the near future. Our experience with our customers is that they tend not to be price-sensitive, and are more focused on customer service and our ability to meet their borrowing needs.

We liquidate (scrap) a certain amount of our gold jewelry by selling to a gold smelter based on the spot gold market price. Gold prices have increased over each of the last three years and, as a result, this activity has represented an increasingly larger share of total revenues. If the market reverses, however, gold pricing declines would negatively impact net revenues. We believe that we can quickly respond to such a change, however, due to the short-term nature of our business cycle and offset the adverse impact by adjusting our lending rates and shifting gold sales to retail.

We also generate revenue from fee income and through forfeited layaway deposits. Fee income results from fees collected from customers for the replacement of lost pawn tickets and for check cashing services. Forfeited layaway deposits occur when a customer defaults on the layaway terms and forfeits the respective deposits.

The cost of merchandise sales includes all costs related to the acquisition of merchandise. In most cases, merchandise is acquired through forfeited pawn loans and the acquisition cost is the principal amount of the pawn loan. In the case of merchandise purchase from an outside vendor, its cost will include the amount paid to the vendor plus any freight and taxes. In addition, a small component of merchandise sales cost includes expenses associated with inventory loss and breakage.

Store operating expenses consist of all items directly related to the operation of our stores, including salaries and related payroll costs, rent, utilities, equipment, advertising, property taxes, licenses, supplies, security and depreciation. We expect the absolute dollars spent on salary and related payroll costs to rise at a faster rate than other store operating expenses, in correlation with the anticipated growth of our business. We expect these costs to decline as a percentage of revenues, however. Because we lease all 62 of our stores, rent is our largest store operating expense after payroll costs. We are responsible for facility costs, including taxes and insurance, under most of our leases.

General and administrative expenses consist of items relating to our administration and the operation of our corporate offices, including the compensation and benefit costs of corporate management, regional managers and other operations management personnel, accounting and administrative costs, information technology costs, liability and casualty insurance and legal and accounting fees. General and administrative expenses also include non-store depreciation expenses and other expense related to our ongoing capital expenditures. We expect our general and administrative expenses to increase due to our preparations to become and to operate as a public company, including costs associated with compliance with the Sarbanes-Oxley Act, directors’ and officers’ liability insurance and increased professional services expenses.

Other expenses consist primarily of asset disposal costs, which represent the remaining book value of store equipment that is replaced before the end of its depreciable life. These expenses increased over the last twelve months due to a company initiative to upgrade and replace existing store surveillance and security systems. We anticipate a decline in these expenses after the project is completed in 2007.

Critical Accounting Policies and Estimates

This Management’s Discussion and Analysis of Financial Condition and Results of Operations is based on our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities, at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. On an on-going basis, management evaluates its estimates and judgments, including those related to revenue recognition, inventory, long-lived and intangible assets, income taxes, contingencies and litigation. Management bases its estimates on historical experience, empirical data and various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results may differ from these estimates under different assumptions or conditions.

Management believes the following critical accounting policies affect its more significant judgments and estimates used in the preparation of its consolidated financial statements.

Pawn service charges revenue recognition. We accrue pawn service charges revenue based on anticipated redemption activity for pawn loans during each reporting period. Pawn loans written during each calendar month are aggregated and tracked for performance. Loan transactions may conclude based upon redemption, renewal or forfeiture of the loan collateral. The gathering of this data allows us to analyze the characteristics of our outstanding pawn loan portfolio and estimate the probability of collection of pawn service charges. If the future actual performance of the loan portfolio differs significantly (positively or negatively) from expectations, revenue for the next reporting period would be likewise affected.

Due to the short-term nature of pawn loans, we can quickly identify performance trends. For 2006, $23.5 million, or 97.6%, of recorded pawn service charges represented cash collected from customers and the remaining $0.6 million, or 2.4%, represented an increase in the service charges receivable during the year. At the end of 2006 and based on the revenue recognition method described above, we had accrued $2.8 million of service charges receivable. Assuming the year-end accrual of service charges revenue was over-estimated by 10.0%, service charges revenue would decrease by $0.3 million in 2007. Some or all the decrease would potentially be mitigated through the profit on the sales of the related forfeited loan collateral.

Inventory. Inventory represents merchandise acquired from forfeited pawn loans, merchandise purchased directly from the public and new merchandise purchased from vendors. The carrying value of the inventory is stated at the lower of cost or market. In the case of merchandise acquired through forfeited pawn loans, the acquisition cost is the principal amount of the pawn loan. Management provides an allowance for shrinkage and valuation based on its evaluation of the merchandise. Because pawn loans are made without recourse to the borrower, we do not investigate or rely upon the borrower’s creditworthiness, but instead base our lending decision on an evaluation of the pledged personal property and the customer’s transaction history with us. The amount that we are willing to finance to any particular customer ranges based on the store manager’s evaluation of the customer’s needs and ability to repay backed by an informal appraisal of the market value of the collateral. Overall, this appraisal generally results in a loan-to-value ratio of approximately 60%. In 2006, costs of sales averaged 63.1% of merchandise sales revenues, leading to merchandise sales profit margins of 36.9%. We use numerous sources in determining an item’s estimated market value including our experience in selling similar items, catalogs, “blue books,” newspapers and internet research. We perform a physical count of our merchandise in each location on a cyclical basis and review the composition of inventory by category and age in order to assess the adequacy of the allowance, which was $0.3 million, representing 2.3% of the inventory balance, at December 31, 2006. Adverse changes in the market value of our inventory may require an increase in the valuation allowance.

Valuation of Goodwill. We assess the impairment of our goodwill whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Goodwill is an intangible asset with an indefinite useful life and thus it is tested for impairment annually, or more frequently if events or changes in circumstances indicate that the assets might be impaired. Factors that could trigger an impairment review include significant underperformance relative to expected or projected future cash flows, significant changes in the strategy of the overall business and significant industry trends. When management determines that the carrying value of goodwill may not be recoverable, impairment is measured based on the excess of the asset’s carrying value over the estimated fair value.

Income Taxes. As part of the process of preparing our consolidated financial statements, we are required to estimate income taxes in each of the jurisdictions in which we operate. This process involves estimating the actual current tax exposure together with assessing temporary differences in recognition of income for tax and accounting purposes. These differences result in deferred tax assets and liabilities and are included within our consolidated balance sheet. Management must then assess the likelihood that the deferred tax assets will be recovered from future taxable income and, to the extent it believes that recovery is not likely, it must establish a valuation allowance. An expense, or benefit, is included within the tax provision in the statement of operations for any increase, or decrease, in the valuation allowance for a given period.

Management judgment is required in determining the provision for income taxes, the deferred tax assets and liabilities and any valuation allowance recorded against net deferred tax assets. If we were to determine that we could not realize all or part of our net deferred tax assets in the future, we would have to charge an adjustment to the deferred tax assets in the income taxes in the period that such determination was made. Likewise, should we determine that we could in the future realize our deferred tax assets in an amount exceeding the net recorded amount, we could adjust the deferred tax assets to reduce the provision for income taxes in the period that such determination was made.

Our net deferred tax assets include substantial amounts of net operating loss carryforwards, totaling approximately $20.0 million and $18.2 million for federal and state income taxes, respectively, as of June 30, 2007. The utilization of our net operating loss carryforwards may be limited in any given year under certain circumstances. Events which may affect our ability to utilize these carryforwards include, but are not limited to, future profitability, cumulative stock ownership changes of 50% or more over a three-year period, as defined by Section 382 of the Internal Revenue Code, and the timing of the utilization of the tax benefit carryforwards.

Recently Issued Accounting Standards

Effective January 1, 2007, we adopted FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes—an interpretation of SFAS No. 109,” or FIN 48. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of uncertain tax positions taken or expected to be taken in a company’s income tax return, and also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 utilizes a two-step approach for evaluating uncertain tax positions accounted for in accordance with SFAS No. 109, “Accounting for Income Taxes,” or SFAS 109. Step one, recognition, requires a company to determine if the weight of available evidence indicates that a tax position is more likely than not to be sustained upon audit, including resolution of related appeals or litigation processes, if any. Step two, measurement, is based on the largest amount of benefit, which is more likely than not to be realized on ultimate settlement. The cumulative effect of adopting FIN 48 on January 1, 2007 is recognized as a change in accounting principle, recorded as an adjustment to the opening balance of accumulated deficit on the adoption date. As a result of the implementation of FIN 48, we did not recognize a change in the liability for unrecognized tax benefits related to tax positions taken in prior periods, and thus, did not record a change in our opening accumulated deficit. Additionally, FIN 48 specifies that tax positions for which the timing of the ultimate resolution is uncertain should be recognized as long-term liabilities.

In September 2006, FASB issued Statement of Financial Accounting Standards No. 157, “Fair Value Measurements,” or SFAS 157. SFAS 157 defines fair value to be the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date and emphasizes that fair value is a market-based measurement, not an entity-specific measurement. It establishes a fair value hierarchy and expands disclosures about fair value measurements in both interim and annual periods. SFAS 157 will be effective for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. We do not expect SFAS 157 to have a material effect on our consolidated financial position or results of operations, but anticipate additional disclosures when it becomes effective.

Results of Operations

The following table sets forth the components of our consolidated statements of operations for the periods indicated, expressed in dollars and as a percentage of total revenues (dollars in thousands, except per share data):

	Year Ended December 31,						Six Months Ended June 30,
	2004		2005		2006		2006		2007
	$	%	$	%	$	%	$	%	$	%
							(unaudited)
Revenues:
Merchandise sales	$39,802	66.9	$47,378	68.4	$62,348	71.0	$27,287	69.7	$33,376	69.9
Pawn service charge revenues	18,611	31.2	20,786	30.0	24,090	27.4	11,265	28.7	13,659	28.6
Other	1,150	1.9	1,085	1.6	1,376	1.6	609	1.6	718	1.5

Total revenues	59,563	100.0	69,249	100.0	87,814	100.0	39,161	100.0	47,754	100.0
Cost of merchandise sales	25,120	42.2	29,289	42.3	39,339	44.8	16,571	42.3	20,701	43.3

Net revenues	34,443	57.8	39,960	57.7	48,475	55.2	22,589	57.7	27,053	56.7
Store operating expenses	22,162	37.2	25,093	36.2	30,365	34.6	14,917	38.1	17,283	36.2

Store operating income	12,281	20.6	14,868	21.5	18,110	20.6	7,672	19.6	9,770	20.4
General and administrative expenses:
Administration	5,211	8.7	6,499	9.4	7,815	8.9	3,909	10.0	12,801 (1)	26.8
Depreciation	123	0.2	164	0.2	173	0.2	77	0.2	100	0.2
Other	162	0.3	60	0.1	108	0.1	23	0.1	117	0.2

Total general and administrative expenses	5,476	9.2	6,724	9.7	8,097	9.2	4,009	10.2	13,019	27.3

Income (loss) from operations	6,785	11.4	8,144	11.8	10,013	11.4	3,664	9.4	(3,249)	(6.8)

Non-operating expenses:
Interest expense	1,264	2.1	1,297	1.9	1,135	1.3	498	1.3	432	0.9

Income (loss) before income tax (benefit) expense	5,521	9.3	6,847	9.9	8,878	10.1	3,166	8.1	(3,681)	(7.7)
Income tax (benefit) expense	(12,354)	(20.7)	2,593	3.7	3,448	3.9	1,229	3.1	(1,429)	(3.0)

Net income (loss)	$17,875	30.0	$4,254	6.1	$5,430	6.2	$1,936	4.9	$(2,251)	(4.7)

Cumulative participating stock dividends	$3,570		$4,112		$4,792		$2,241		$2,612

Earnings (loss) per share after cumulative participating stock dividends:
Basic	$2.65		$0.03		$0.12		$(0.06)		$(0.90)
Diluted	$2.32		$0.02		$0.10		$(0.06)		$(0.90)
Weighted average number of shares outstanding:
Basic	5,402,351		5,402,351		5,402,351		5,402,351		5,417,664
Diluted	6,160,646		6,160,646		6,160,646		5,402,351		5,417,664
Net cash provided by operating activities	$5,530		$5,787		$10,315		$3,009		$3,168
Net cash provided by (used in) investing activities	1,143		(5,150)		(5,394)		(4,182)		(4,063)
Net cash provided by (used in) financing activities	(6,717)		282		(5,808)		(325)		3,217
(1)	Includes one-time charges totaling $7.9 million to reflect the compensation expenses associated with stock grants and loan forgiveness to our executive officers and an outside consultant.

The following table sets forth certain selected consolidated unaudited financial and operating data for the periods indicated (dollars in thousands unless otherwise noted):

	Year Ended December 31,			Six Months Ended June 30,
	2004	2005	2006	2006	2007
Same-store revenue growth (1)	13.2%	16.3%	25.3%	25.9%	19.7%
Store operating income margin (2)	22.8%	23.3%	22.3%	21.5%	22.0%
EBITDA (3)	$8,190	$9,579	$11,688	$4,475	$(2,402)
EBITDA margin (4)	13.8%	13.8%	13.3%	11.4%	(5.0)%

Annualized yield on pawn loans (5)	175.3%	187.5%	179.6%	187.8%	185.4%
Redemption rate	78.0%	78.8%	77.8%	79.7%	78.8%
Total amount of pawn loans written and renewed	$90,963	$108,103	$132,035	$59,014	$73,681
Average pawn loan balance outstanding (6)	$10,615	$11,086	$13,411	$12,842	$15,632
Average pawn loan balance per store	$175	$185	$218	$196	$252
Pawn loan balance per store at end of period	$161	$193	$234	$227	$270
Average number of pawn loans per store at end of period	1,275	1,431	1,572	1,618	1,814
Average pawn loan amount at end of period (not in thousands)	$126	$135	$149	$140	$149
Profit margin on merchandise sales	36.9%	38.2%	36.9%	39.3%	38.0%
Profit margin on merchandise sales—retail only (7)	37.7%	39.2%	36.9%	39.2	38.1
Average annualized merchandise turnover (8)	3.2×	3.2×	3.3×	3.0×	3.4×
Average balance of merchandise per store	$128	$154	$197	$178	$199
Balance of merchandise per store at end of period	$130	$176	$197	$194	$218
Pawnshop stores:
Beginning of year	61	60	60	60	62
Start-ups	0	0	2	2	0
End of year	60 (9)	60	62	62	62
(1)	Same-store revenue growth is calculated as the percentage change in total revenues for the applicable period from total revenues for the corresponding prior period for all stores that were in operation for all of both periods.
(2)	Store operating income margin is calculated as store operating income as a percentage of total revenues.
(3)	We define EBITDA as our net income before depreciation, interest expense and income tax expense (benefit). Management uses this measure as an indicator of cash generated from operating activities. EBITDA is not a measurement of financial performance under GAAP and should not be considered an alternative to net income or operating cash flows determined in accordance with GAAP. Our calculation of EBITDA may not be comparable to the calculation of similarly titled measures reported by other companies. EBITDA is reconciled directly to net income as follows:

	Year Ended December 31,			Six Months Ended June 30,
	2004	2005	2006	2006	2007
				(unaudited)
Net income (loss)	$17,875	$4,254	$5,430	$1,936	$(2,251)
Add:
Depreciation	1,405	1,435	1,675	812	847
Interest expense	1,264	1,297	1,135	498	432
Income tax (benefit) expense	(12,354)	2,593	3,448	1,229	(1,429)

EBITDA	$8,190	$9,579	$11,688	$4,475	$(2,402)

(4)	EBITDA margin is calculated as EBITDA as a percentage of total revenues.

(5)	Annualized yield on pawn loans is calculated by dividing pawn service charge revenues by the average pawn loan balance for the year (calculated as described in footnote 6 below). If the period being measured is less than one year, the pawn service charge revenues for the applicable period are annualized for purposes of this computation.
(6)	Average pawn loan balance outstanding is calculated as the average of the total pawn loan balances at all locations on the first and last days of each month within the applicable period.
(7)	Merchandise sales—retail only reflects merchandise sales to retail customers and excludes the impact of sales of scrap gold. Profit margin on merchandise sales—retail only is calculated as merchandise sales to retail customers less cost of merchandise sales to retail customers, as a percentage of total merchandise sales to retail customers.
(8)	Average annualized merchandise turnover is calculated as cost of merchandise sales for the applicable period (on an annualized basis, in the case of a quarterly period) divided by the average of the total value of merchandise held as inventory at all stores on the last day of each month within the applicable period.
(9)	In 2004, we closed one store.

Comparison of the Six Months Ended June 30, 2007 to June 30, 2006

Revenues. Total revenues increased $8.6 million, or 21.9%, to $47.8 million for the six months ended June 30, 2007 from $39.2 million for the six months ended June 30, 2006. Same-store revenues, excluding the contribution from the two stores opened in 2006, grew $7.7 million, or 19.7%, to $32.2 million for the six months ended June 30, 2007 from $27.0 million for the six months ended June 30, 2006.

Merchandise sales. The following table summarizes merchandise sales and the related profit for the six months ended June 30, 2007 compared to the six months ended June 30, 2006 (dollars in thousands):

	Six months ended June 30,
	2006			2007
	Retail	Scrap Gold	Total	Retail	Scrap Gold	Total
Merchandise sales	$22,044	$5,243	$27,287	$24,945	$8,431	$33,376
Cost of merchandise sales	13,399	3,173	16,571	15,448	5,253	20,701

Profit on merchandise sales	$8,645	$2,070	$10,715	$9,498	$3,178	$12,676

Profit margin on merchandise sales	39.2%	39.5%	39.3%	38.1%	37.7%	38.0%

Merchandise sales revenues increased $6.1 million, or 22.3%, to $33.4 million, or 69.9% of total revenues, for the six months ended June 30, 2007 from $27.3 million, or 69.7% of total revenues, in the corresponding period in 2006. Retail merchandise sales, excluding gold scrapping activity, increased $2.9 million, or 13.2%, to $24.9 million for the six months ended June 30, 2007 from $22.0 million in the corresponding period in 2006. The gains were due to improvements in team member turnover, continuity and productivity. Lower turnover and increased continuity in position led to more experienced sales associates in the store operations, which in our experience strongly correlates with increased sales. Moreover, increased promotional activity led to additional customer traffic and a gain of over 145,000 new customers in the six months ended June 30, 2007, representing an increase of 8.1% over new customer additions achieved in the corresponding period in 2006.

Sales of gold scrap increased $3.2 million, or 60.8%, to $8.4 million for the six months ended June 30, 2007 from $5.2 million in the corresponding period in 2006. For the six months ended June 30, 2007, spot gold market pricing increased 13.8% compared to the six months ended June 30, 2006. In response to this favorable market pricing, we increased our gold scrapping volume during the six months ended June 30, 2007 by 41.1% over our volume in the six months ended June 30, 2006.

Pawn service charges. Revenues from pawn service charges increased $2.4 million, or 21.3%, to $13.7 million, or 28.6% of total revenues, for the six months ended June 30, 2007 from $11.3 million, or 28.8% of total revenues, in the corresponding period in 2006. The annualized loan yield was 185.4% for the first six months of 2007 compared to 187.8% for the first six months of 2006. Pawn loans outstanding increased $3.2 million, or 23.7%, to $16.7 million at June 30, 2007 from $13.5 million at March 31, 2007. This was primarily due to an increase in new loan activity. New loans written during the six months ended June 30, 2007 increased 18.5%, to $34.4 million, from $29.1 million in the six months ended June 30, 2006. Excluding the two stores opened in 2006, same-store pawn loan balances at June 30, 2007 were $273,588 per store, or 17.8% higher than the same-store pawn loan balances of $232,198 at June 30, 2006.

Cost of merchandise sales. Cost of merchandise sales increased $4.1 million, or 24.9%, to $20.7 million for the six months ended June 30, 2007 from $16.6 million for the corresponding period in 2006. The increase was primarily due to a 22.3% increase in merchandise sales in the six months ended June 30, 2007. Overall profit margins on merchandise sales of 38.0% in the six months ended June 30, 2007 represented a reduction from the 39.3% profit margins achieved in the six months ended June 30, 2006. Retail merchandise sales profit margins decreased to 38.1% in the six months ended June 30, 2007 from 39.2% in the corresponding period in 2006 due primarily to increased promotional activity and higher product acquisition costs. Profit margins on gold scrap sales also declined, to 37.7% in the six months ended June 30, 2007 from 39.5% in the six months ended June 30, 2006.

Net revenues. Net revenues (total revenues minus cost of merchandise sales) increased $4.5 million, or 19.8%, to $27.1 million for the six months ended June 30, 2007 from $22.6 million in the corresponding period in 2006. On a same-store basis, excluding the two stores opened in 2006, net revenue increased $4.0 million, or 17.8%, for the six months ended June 30, 2007 from $22.5 million in the six months ended June 30, 2006. The net revenue margin of 56.7% for the six months ended June 30, 2007 reflected a decrease from the 57.7% margin in the corresponding period in 2006. This was primarily due to gross profit margins on merchandise sales that decreased to 38.0% in the first six months of 2007 from 39.3% in the first six months of 2006. The margin reduction was primarily the result of promotional activity that increased discounting. The annualized inventory turnover rate of 3.4 times for the six months ended June 30, 2007 was an increase over the 3.0 rate achieved in the corresponding period in 2006.

The table below summarizes the value of merchandise inventory based on age before the valuation allowance of $283,000 at June 30, 2007 and June 30, 2006 (dollars in thousands):

	June 30, 2006		June 30, 2007
	Amount	%	Amount	%
Merchandise held for 1 year or less
Jewelry	$6,332	52.7	$7,177	53.1
Other merchandise	4,901	40.8	$5,629	41.7

	11,233	93.5	12,806	94.8

Merchandise held for more than 1 year
Jewelry	253	2.1	449	3.3
Other merchandise	532	4.4	259	1.9

	785	6.5	708	5.2

Total merchandise inventory	$12,017	100.0	$13,514	100.0

Store operating expenses. Store operating expenses increased $2.4 million, or 16.1%, to $17.3 million for the six months ended June 30, 2007 from $14.9 million in the corresponding period in 2006. The increase in store operating expenses was primarily due to higher payroll expenses related to the combined impact of higher store staffing levels, which were increased in many stores in response to increased customer traffic, and talent upgrades. Store operating expenses, as a percentage of total revenues, declined to 36.2% in the first six months of 2007 from 38.1% in the first six months of 2006 due to a combination of labor efficiencies that resulted from increases in team member productivity and the fixed-cost nature of some of our operating expenses, such as rent and facility expenses.

As a multi-unit operator in the pawn industry, our store operations expenses are predominately related to personnel and occupancy expenses. Personnel expenses include base salary and wages, performance incentives and benefits. Occupancy expenses include rent, property taxes, insurance, utilities and maintenance. The combination of personnel and occupancy expenses represented 89.8% of store operating expenses for the six months ended June 30, 2007, compared to 90.7% in the corresponding period in 2006. The remainder of store operating expenses include supplies, advertising, bank service charges, credit card fees, depreciation and miscellaneous services.

General and administrative expenses. General and administrative expenses increased $9.0 million, or 224.7%, to $13.0 million for the six months ended June 30, 2007 from $4.0 million in the corresponding period in 2006. The increases included one-time charges totaling $7.9 million to reflect the compensation expenses associated with stock grants and loan forgiveness to our executive officers and an outside consultant. The stock grants resulted in $6.2 million of compensation expense associated with the grant of 685,723 shares of Series A-1 participating stock and the reimbursement of personal tax liabilities resulting from the grants. Additionally, we recorded a charge of $1.7 million to reflect the forgiveness of debt obligations in the same amount from our CEO to us. Excluding this one-time charge, general and administrative expenses increased $1.1 million, or 28.5%, to $5.2 million for the six months ended June 30, 2007. This increase was due primarily to a significant increase in the human resource support systems, specifically the training and recruiting departments. This investment was initiated in order to improve employee retention and address ongoing staffing needs in store operations. Depreciation expense increased approximately $23,000, or 30.3%, to $100,000 for the six months ended June 30, 2007 from $77,000 in the corresponding period in 2006. The increase was primarily the result of increased capital spending on computer hardware upgrades in our corporate offices. Other expense consisted of losses on asset disposals of approximately $117,000 for the six months ended June 30, 2007, which represented replacement upgrades to store surveillance and security systems.

Interest expense. Interest expense decreased approximately $66,000, or 13.3%, to $432,000, for the six months ended June 30, 2007 from $498,000 in the corresponding period of 2006. Interest expense, as a percentage of total revenues, was 0.9% for the six months ended June 30, 2007 compared to 1.3% for the corresponding period in 2006. The reduction was due to lower borrowing levels in 2007. Average outstanding debt decreased $2.0 million, or 16.7%, to $10.0 million in the six months ended June 30, 2007, from $12.0 million in the six months ended June 30, 2006. Total debt increased, however, at June 30, 2007 to $37.3 million due to additional financing that was incurred to pay $21.4 million in accrued dividends to holders of our Series A-2 participating stock. As a result, total debt outstanding at June 30, 2007 was $37.3 million, compared to $12.2 million of total debt outstanding at June 30, 2006.

Income taxes. We recorded an income tax benefit of approximately $1.4 million for the six months ended June 30, 2007. The benefit resulted from a pre-tax net loss of $3.7 million. Excluding the impact of the one-time $7.9 million charge for compensation expenses, our effective tax rate of 38.8% was equal to the rate that we recorded in the six months ended June 30, 2006. We do not expect any changes in income tax rates for the remainder of 2007. We hold a deferred tax asset of $7.3 million and, as a result, are able to minimize our cash payment obligations. During the six months ended June 30, 2007, we made cash tax payments of approximately $68,000. We expect to be able to continue to offset our cash payments with our deferred tax asset through the majority of 2008.

Net income (loss). For the foregoing reasons, net income decreased $4.2 million, or 116.3%, to a loss of $2.3 million for the six months ended June 30, 2007 from $1.9 million for the six months ended June 30, 2006.

Comparison of the Year Ended December 31, 2006 to December 31, 2005

Revenues. Total revenues increased $18.6 million, or 26.8%, to $87.8 million for the year ended December 31, 2006 from $69.2 million for the year ended December 31, 2005. Same-store revenues, excluding the two stores opened in 2006, grew $17.5 million, or 25.3%, to $86.8 million for the year ended December 31, 2006 from $69.2 million in the year ended December 31, 2005.

Merchandise sales. The following table summarizes merchandise sales and the related profit for the year ended December 31, 2006 compared to the year ended December 31, 2005 (dollars in thousands):

	Year ended December 31,
	2005			2006
	Retail	Scrap Gold	Total	Retail	Scrap Gold	Total
Merchandise sales	$39,801	$7,578	$47,379	$46,921	$15,427	$62,348
Cost of merchandise sales	24,211	5,078	29,289	29,592	9,747	39,339

Profit on merchandise sales	$15,590	$2,500	$18,090	$17,329	$5,680	$23,009

Profit margin on merchandise sales	39.2%	33.0%	38.2%	36.9%	36.8%	36.9%

Merchandise sales revenues increased $15.0 million, or 31.6%, to $62.3 million, or 71.0% of total revenues, in 2006 from $47.4 million, or 68.4% of total revenues, in 2005. Retail merchandise sales, excluding gold scrapping activity, increased $7.1 million, or 17.9%, to $46.9 million in 2006 from $39.8 million in 2005. The gains were due to improvements in team member turnover, continuity and productivity, combined with a 10.2% increase in customer transactions. Lower turnover and increased team member continuity led to more experienced sales associates in the store operations. The increase in customer transactions was due, in part, to a gain of nearly 200,000 new customers in 2006, representing an increase of 7.9% over new customer additions achieved in 2005.

Sales of gold scrap increased $7.8 million, or 103.6%, to $15.4 million in 2006 from $7.6 million in 2005. Spot gold market pricing increased 39.3% in 2006 compared to 2005. In response to this favorable market pricing, we increased our gold scrapping volume during 2006 by 52.6% over our volume in 2005.

Pawn service charges. Revenues from pawn service charges increased $3.3 million, or 15.9%, to $24.1 million, or 27.4% of total revenues, in 2006 from $20.8 million, or 30.0% of total revenues, in 2005. The annualized loan yield decreased to 180.0% in 2006 from 184.8% in 2005 due to a slightly lower redemption rate in 2006 compared to 2005. Pawn loans outstanding increased $2.9 million, or 25.3%, to $14.5 million at December 31, 2006 from $11.6 million at December 31, 2005. Same-store pawn loan balances at December 31, 2006 were approximately $238,000 per store, or 23.1% higher than at December 31, 2005. This increase was due to the combined impact of both a 7.2% incremental volume gain in new loan activity and an increase in the average new loan amount to $120 in 2006 from $106 in 2005.

Cost of merchandise sales. Cost of merchandise sales increased $10.1 million, or 34.3%, to $39.3 million in 2006 from $29.3 million in 2005. The increase was primarily due to a 31.6% increase in merchandise sales in 2006. Overall profit margins on merchandise sales of 36.9% in 2006 represented a reduction from the 38.2% profit margins achieved in 2005. Retail merchandise sales profit margins declined in 2006 to 36.9% from 39.2% in 2005 due primarily to increased promotional activity and related discounting in 2006. Profit margins on gold scrap sales improved to 36.8% in 2006 from 33.0% in 2005 due to favorable spot gold market pricing.

Net revenues. Net revenues increased $8.5 million, or 21.3%, to $48.5 million in 2006 from $40.0 million in 2005. On a same-store basis, excluding the two stores opened in 2006, net revenues increased $8.1 million, or 20.2%, to $48.0 million from $40.0 million in 2005. The net revenue margin of 55.2% in 2006 reflected a decrease from the 57.7% margin in 2005. This was primarily due to an increase in merchandise sales as a percentage of in total revenues, to 71.0% in 2006 from 68.4% in 2005. Because merchandise sales have a lower profit margin than pawn service charge revenues due to their associated cost component, the shift toward merchandise sales revenues resulted in a reduction in overall net revenue margin. Additionally, the gross profit margin on merchandise sales of 36.9% in 2006 reflected a decrease from the 38.2% gross profit margin in 2005. The gross profit margin on retail sales, excluding gold scrap sales, was 36.9% in 2006, compared to 39.2% in 2005. The annualized inventory turnover rate of 3.3 times in 2006 was an increase over the turnover rate of 3.2 times achieved in 2005.

The table below summarizes the value of merchandise inventory based on age before the valuation allowance of $283,000 at December 31, 2006 and December 31, 2005 (dollars in thousands):

	December 31, 2005		December 31, 2006
	Amount	%	Amount	%
Merchandise held for 1 year or less
Jewelry	$5,006	47.2	$6,249	51.0
Other merchandise	4,862	45.8	5,440	44.3

	9,868	93.0	11,688	95.3

Merchandise held for more than 1 year
Jewelry	316	3.0	318	2.6
Other merchandise	429	4.0	257	2.1

	745	7.0	575	4.7

Total merchandise inventory	$10,613	100.0	$12,263	100.0

Store operating expenses. Store operating expenses increased $5.3 million, or 21.0%, to $30.4 million in 2006 from $25.1 million in 2005. On a same-store basis, store operating expenses increased $4.4 million, or 18.6%, to $28.3% million in 2006 from $23.8 million in 2005. Store operating expenses, as a percentage of total revenues, declined to 34.6% in 2006 from 36.2% in 2005 due to a combination of labor efficiencies that resulted from increases in team member productivity and the fixed-cost nature of some of our operating expenses, such as rent and facility expenses. The absolute spending increase was due to increased staffing levels at the store level, increased management trainee hires and the addition of two new stores in 2006. The management trainees were hired to provide management depth in anticipation of new store expansion and natural attrition. The trainees are hired two years in advance in order to prepare them with adequate training and experience before promoting them to a store management role. This advanced hiring minimizes the transition period that normally occurs subsequent to management changes and accelerates the path to profitability for new stores.

As a multi-unit operator in the pawn industry, our store operations expenses are predominately related to personnel and occupancy expenses. Personnel expenses include base salary and wages, performance incentives and benefits. Occupancy expenses include rent, property taxes, insurance, utilities and maintenance. The combination of personnel and occupancy expenses represents 90.6% of total store operating expenses in 2006 and 92.4% in 2005. The remainder of the store operating expenses include supplies, advertising, bank service charges, credit card fees, depreciation and miscellaneous services.

General and administrative expenses. General and administrative expenses increased $1.4 million, or 20.4%, to $8.1 million in 2006 from $6.7 million in 2005. General and administrative expenses, as a percentage of total revenues, declined to 9.2% in 2006 from 9.7% in 2005. Administration expenses, as a percentage of total revenue, were 8.9% in 2006 compared to 9.4% in 2005. These expenses increased $1.3 million, or 20.3%, in 2006 compared to 2005 due primarily to an increase in our recruiting efforts aimed at building the management trainee population. Other expense totaled approximately $108,000 in 2006, compared to approximately $60,000 in 2005. This expense represented write-offs of equipment that was replaced in the store operations, such as computer hardware and surveillance equipment.

Interest expense. Interest expense decreased approximately $162,000, or 12.5%, to $1.1 million, in 2006 from $1.3 million in 2005. Interest expense, as a percentage of total revenues, decreased to 1.3% in 2006 from 1.9% in 2005. The reduction was due to lower borrowing levels in 2006, the savings from which were somewhat offset by higher borrowing costs. Total debt at December 31, 2006 of $11.7 million decreased $5.8 million, or 33.1%, compared to total debt at December 31, 2005 of $17.5 million.

Income taxes. We recorded income tax expense at an effective rate of 38.8% in 2006, compared to an effective tax rate of 37.9% in 2005. We held a deferred tax asset of $8.2 million at December 31, 2006 and, as a result, were able to minimize our cash payment obligations to approximately $164,000 in 2006. By comparison, we made cash tax payments of approximately $64,000 in 2005.

Net income. For the foregoing reasons, net income increased $1.2 million, or 27.7%, to $5.4 million, or 6.2% of total revenues for the year ended December 31, 2006, from $4.3 million, or 6.1% of total revenues, for the year ended December 31, 2005.

Comparison of Year Ended December 31, 2005 to December 31, 2004

Revenues. Total revenues increased $9.7 million, or 16.3%, to $69.2 million for the year ended December 31, 2005 from $59.6 million for the year ended December 31, 2004. Because we operated the same store locations in both 2005 and 2004, our same-store metrics are identical to our overall comparison metrics for these periods.

Merchandise sales. The following table summarizes merchandise sales and the related profit for the year ended December 31, 2005 compared to the year ended December 31, 2004 (dollars in thousands):

	Year ended December 31,
	2004			2005
	Retail	Scrap Gold	Total	Retail	Scrap Gold	Total
Merchandise sales	$32,907	$6,895	$39,802	$39,801	$7,578	$47,379
Cost of merchandise sales	20,487	4,633	25,120	24,211	5,078	29,289

Profit on merchandise sales	$12,420	$2,262	$14,682	$15,590	$2,500	$18,090

Profit margin on merchandise sales	37.7%	32.8%	36.9%	39.2%	33.0%	38.2%

Merchandise sales revenues increased $7.6 million, or 19.0%, to $47.4 million, or 68.4% of total revenues, in 2005 from $39.8 million, or 66.8% of total revenues, in 2004. Retail merchandise sales, excluding gold scrapping activity, increased $6.9 million, or 21.0%, to $39.8 million in 2005 from $32.9 million in 2004. The increase was due to better training and execution on operating standards, increased customer traffic and higher inventory levels. Sales of gold scrap increased $0.7 million, or 9.9%, to $7.6 million in 2005 from $6.9 million in 2004. The increase was the result of an 8.2% increase in spot gold pricing during 2005, partially offset by a slight decline in our volume activity.

During 2005 and 2004, some of our stores were damaged by hurricane activity that resulted in temporary store closings. The cumulative number of closed days among the affected stores exceeded 50 in 2005 and 60 in 2004. Business interruption losses were incurred and we recorded associated insurance recoveries for the years 2005 and 2004 of $59,000 and $235,000, respectively. These recoveries were included in merchandise sales.

Pawn service charges. Revenues from pawn service charges increased $2.2 million, or 11.7%, to $20.8 million, or 30.0% of total revenues, in 2005 from $18.6 million, or 31.2% of total revenues, in 2004. The annualized loan yield was 184.8% in 2005 compared to 175.2% in 2004. This increase in loan yield was due to a combination of enhanced execution and decision-making at the loan counter. Pawn loans outstanding increased $2.0 million, or 20.3%, to $11.6 million at December 31, 2005 from $9.6 million at December 31, 2004. This increase was due to the combined impact of both a 14.0% incremental volume gain in new loan activity and an increase in the average new loan amount to $106 in 2005 from $99 in 2004. Pawn loans outstanding decreased during 2004 due to hurricane activity that impacted the State of Florida during September and October of that year, affecting some of our stores.

Cost of merchandise sales. Cost of merchandise sales increased $4.2 million, or 16.6%, to $29.3 million in 2005 from $25.1 million in 2004. The increase was due to a 19.0% increase in merchandise sales in 2005. Overall profit margins of 38.2% in 2005 represented an improvement over the 36.9% overall profit margins achieved in 2004. Retail merchandise sales profit margins improved to 39.2% in 2005 compared to 37.7% in 2004 due to expanded inventories and lower discounting. Profit margins on gold scrap sales improved to 33.0% in 2005 from 32.8% in 2004 due to favorable spot gold market pricing.

Net revenues. Net revenues increased $5.5 million, or 16.0%, to $40.0 million in 2005 from $34.4 million in 2004. The net revenue margin of 57.7% reflected a slight decrease from the 57.8% margin in 2004. Gross profit margins on merchandise sales improved to 38.2% in 2005 from 36.9% in 2004. The net revenue margin decline was the result of an increase in merchandise sales as a percentage of total revenues, to 68.4% in 2005 from 66.8% in 2004. The annualized inventory turnover rate of 3.2 times in 2005 was equal to the turnover rate achieved in 2004.

The table below summarizes the value of merchandise inventory based on age before the valuation allowance of $283,000 and $265,000 at December 31, 2005 and December 31, 2004, respectively (dollars in thousands):

	December 31, 2004		December 31, 2005
	Amount	%	Amount	%
Merchandise held for 1 year or less
Jewelry	$4,070	51.7	$5,006	47.2
Other merchandise	3,080	39.1	4,862	45.8

	7,150	90.8	9,868	93.0

Merchandise held for more than 1 year
Jewelry	449	5.7	316	3.0
Other merchandise	277	3.5	429	4.0

	726	9.2	745	7.0

Total merchandise inventory	$7,876	100.0	$10,613	100.0

Store operating expenses. Store operating expenses increased $2.9 million, or 13.2%, to $25.1 million in 2005, from $22.2 million in 2004. Store operating expenses, as a percentage of total revenues, declined to 36.2% in 2005 from 37.2% in 2004. The increase in store operating expenses in absolute dollars was due to investments in store personnel that increased staffing at the store level in response to increased customer traffic. As a multi-unit operator in the pawn industry, our store operations expenses are predominately related to personnel and occupancy expenses. Personnel expenses include base salary and wages, performance incentives and benefits. Occupancy expenses include rent, property taxes, insurance, utilities and maintenance. The combination of personnel and occupancy expenses represented 92.4% of total store operating expenses in 2005 and 93.0% in 2004. The remainder of the store operating expenses include supplies, advertising, bank service charges, credit card fees, depreciation and miscellaneous services.

General and administrative expenses. General and administrative expenses increased $1.2 million, or 22.3%, to $6.7 million in 2005 from $5.5 million in 2004. General and administrative expenses, as a percentage of total revenues, increased to 9.7% in 2005 from 9.2% in 2004. Administration expenses, as a percentage of total revenue, were 9.4% in 2005 compared to 8.8% in 2004. These expenses increased $1.3 million, or 24.7%, in 2005 compared to 2004 due primarily to consulting services that were engaged to provide enhanced human resources expertise and develop recruiting and training programs. Other expense totaled approximately $60,000 in 2005, compared to approximately $162,000 in 2004. These expenses represented write-offs of equipment that was replaced in the store operations, such as air conditioning units and other large facility items.

Interest expense. Interest expense increased approximately $34,000, or 2.7%, to $1.3 million, in 2005 from $1.3 million in 2004. Interest expense, as a percentage of total revenues, decreased to 1.9% in 2005 from 2.1% in 2004. The increase in interest expense in 2005 compared to 2004 was due to higher borrowing costs. Pricing on our senior credit facility was based on the prime rate, which increased by an average of nearly 200 basis points in 2005 compared to 2004.

Income taxes. We recorded income tax expense at an effective rate of 37.9% in 2004. We recorded a $12.4 million tax benefit in 2004 to recognize the tax impact of net operating loss carryforwards. We also utilized this benefit in 2005 to minimize our cash payment obligations. As a result, our cash tax payments were approximately $64,000 in 2005 compared to approximately $88,000 in 2004.

Net income. For the foregoing reasons, net income decreased $13.6 million to $4.3 million, or 6.1% of total revenues, for the year ended December 31, 2005. Net income in 2004 included the gain from the one-time $12.4 million deferred tax asset that was recognized in 2004. Excluding the impact of income taxes, net income increased $1.3 million, or 24.0%, to $6.8 million, or 9.9% of total revenues, in 2005 from $5.5 million, or 9.3% of total revenues, in 2004.

Quarterly Operating Results

The following table sets forth, for the periods indicated, our results of operations and selected items in our consolidated statements of operations. The information for each of these quarters is unaudited and has been prepared on the same basis as our audited consolidated financial statements appearing elsewhere in this prospectus. In the opinion of management, all necessary adjustments, consisting only of normal recurring adjustments, have been included to present fairly the unaudited quarterly results when read in conjunction with our audited consolidated financial statements and the related notes appearing elsewhere in this prospectus.

	Three Months Ended
	March 31,	June 30,	September 30,	December 31,
	(In thousands, except per share data)
	(unaudited)
Fiscal 2007:
Total revenues	$24,225	$23,528
Income before income tax	2,384	(4,356)
Net income (loss)	1,458	(2,664)
Basic earnings (loss) per share after cumulative participating stock dividends	0.03	(0.73)
Diluted earnings (loss) per share after cumulative participating stock dividends	0.02	(0.59)

Fiscal 2006:
Total revenues	$19,678	$19,483	$21,795	$26,859
Income before income tax	1,705	1,460	2,114	3,598
Net income	1,043	893	1,293	2,201
Basic earnings (loss) per share after cumulative participating stock dividends	(0.01)	(0.04)	0.01	0.17
Diluted earnings (loss) per share after cumulative participating stock dividends	(0.01)	(0.04)	0.01	0.15

	Three Months Ended
	March 31,	June 30,	September 30,	December 31,
	(In thousands, except per share data)
	(unaudited)

Fiscal 2005:
Total revenues	$16,039	$14,924	$16,851	$21,435
Income before income tax	1,347	866	1,205	3,429
Net income	837	538	749	2,130
Basic earnings (loss) per share after cumulative participating stock dividends	(0.02)	(0.08)	(0.06)	0.19
Diluted earnings (loss) per share after cumulative participating stock dividends	(0.02)	(0.07)	(0.05)	0.16

Liquidity and Capital Resources

Our principal sources of cash are cash flows from operations and borrowings under our credit facility. Our primary uses of cash have been to fund pawn loans, acquire merchandise, meet debt service requirements, finance capital expenditures and finance the expansion of our operations. The following table summarizes cash flows from operating, investing and financing activities during the periods presented:

	Year Ended December 31,			Six Months Ended June 30,
	2004	2005	2006	2006	2007
				(unaudited)
Net cash provided by (used in) operating activities	$5,530	$5,787	$10,315	$3,009	$3,168
Net cash provided by (used in) investing activities	1,143	(5,150)	(5,394)	(4,182)	(4,063)
Net cash provided by (used in) financing activities	(6,717)	282	(5,808)	(325)	3,217

Net cash provided by (used in) operating activities for the six months ended June 30, 2007 was $(3.4) million compared to $(3.1) million for the six months ended June 30, 2006. Net cash provided by (used in) operating activities reflects operating income but is also significantly impacted by inventory purchasing activity. The change between the two six month periods is primarily attributable to increased inventory additions of approximately $(394,000). Net cash provided by (used in) operating activities was $(1.8) million in 2006, $(2.7) million in 2005 and $(0.2) million in 2004. The reduction in cash used in operating activities between 2006 and 2005 reflected operating income improvement of 24.9%. The increase in cash usage between 2005 and 2004 was primarily the result of a 36.0% increase in inventories that increased the average store inventory to $177,000 at December 31, 2005 from $131,000 at December 31, 2004. This was done in response to heightened customer demand and to minimize “stock-outs” that had occurred in 2004.

Net cash provided by (used in) investing activities was $2.5 million for the six months ended June 30, 2007 compared to $1.9 million for the six months ended June 30, 2006. Net cash provided by (used in) investing activities was $6.7 million in 2006, $3.3 million in 2005 and $6.8 million in 2004. Our investing activities primarily relate to our pawn loan activities and also include property and equipment purchases for our stores and investments in technology. Property and equipment includes new store openings, store expansions, additional jewelry cases and shelving and facility upgrades. In 2006, we opened two new stores. The gains are due to periods when recoveries of pawn loan principal exceeded pawn loan originations.

For the six months ended June 30, 2007, capital expenditures were $1.0 million compared to $0.8 million during the six months ended June 30, 2006. Capital expenditures were $1.3 million in 2006, $1.2 million in 2005 and $0.4 million in 2004. The increased capital spending in 2006 and 2005 was primarily due to facility upgrades and new store openings. In 2007, we expect capital spending to increase due to investments in technology in the store locations to upgrade computer equipment, surveillance and security systems. We also expect to open two new stores in 2007. The capital cost of opening a new store is approximately $250,000. The capital cost includes leasehold improvements, signage, display cases and shelving, computer equipment and security systems. In addition, the typical store requires working capital of approximately $150,000 to fund operations and investments in pawn loans and inventory.

Net cash provided by (used in) financing activities was $3.2 million for the six months ending June 30, 2007 compared to $(0.3) million used in the six months ended June 30, 2006. The change was due to additional borrowings related to a new credit facility that was secured during the middle of June 2007. Automated procedures at our new bank to credit cash deposits against outstanding borrowings were not fully developed at June 30 and, as a result, we accumulated $2.5 million of extra cash deposits in our operating account that, under normal circumstances, would have been used to reduce outstanding debt on our revolving line of credit. Net cash provided by (used in) financing activities was $(5.8) million in 2006, $0.3 million in 2005 and $(6.7) million in 2004. The decline in 2005 from 2004 was due to additional borrowings in support of our expanded pawn loan receivable and merchandise available for sale.

Senior credit facility. In June 2007, we entered into a $37.0 million senior credit facility with a national bank that is comprised of a $17.0 million working capital revolver and a $20.0 million term loan. The revolver matures in June 2009 and the term loan matures in June 2012. We make equal monthly payments of principal and interest on the term loan. The interest rates on both loans are 30-day LIBOR-based plus a margin determined on the basis of our quarterly funded debt to EBITDA ratio. As of June 30, 2007, the applicable margins were 2.1% and 1.95%, and the applicable interest rates were 7.42% and 7.27%, for the term loan and revolving loan, respectively. The rate on the term loan is hedged at a fixed rate of 5.73% plus the applicable margin under the senior credit facility for $15.0 million of the outstanding balance. At June 30, 2007, we had approximately $16.8 million in outstanding advances against the working capital revolver. With the proceeds from this offering, we expect to repay all outstanding debt under the senior credit facility. There are no prepayment penalties, although it is possible that some cash payment will be due to the bank to fulfill our obligations under the interest rate hedging agreement. The extent of any payment will be determined by the applicable LIBOR rate at the time the loan is repaid. We do not expect this offering to affect our ability to comply with financial covenants under the senior credit facility. Following the offering we will continue to have $17.0 million in borrowings available under the working capital revolver.

Series A-2 Participating Stock. The $20.0 million term loan was utilized as the primary financing source for the payment of $21.4 million of accrued dividends to holders of Series A-2 participating stock. These dividends had been accruing continuously since the purchases of the securities by the holders in 2001. In April 2007, our board of directors authorized payment of the dividends, and we paid the full amount of accrued dividends during June 2007. Upon the closing of this offering, all outstanding shares of A-2 participating stock will be converted into common stock, and we will use a portion of the proceeds of this offering to pay accrued dividends, which accrue at the rate of 16.54% per annum, or approximately $207,000, per month, through the date of conversion.

Convertible subordinated debentures. As of June 30, 2007, $0.4 million of our 1998 series convertible subordinated debentures were outstanding. These are being repaid to the holders over ten years in 40 equal installment payments of principal and interest, through June 2013. The interest rate is 6.5%. The option to convert to common stock at $20 per share expired in June 2003. We intend to repay this balance with the proceeds from this offering.

In June 2007 we repaid $3.9 million of our 1999 series convertible subordinated debentures. These debentures bore interest at the lower of the prime rate or 9.4% and matured on June 30, 2007. This repayment was funded through advances against our working capital revolver.

Operating leases. Operating leases are scheduled payments on existing store and other administrative leases. These leases typically have initial terms of five years and may contain provisions for renewal options and payment of real estate taxes and property insurance.

We believe that our current levels of operations and anticipated improvements in operating results, cash flows from operations and borrowings available under our credit facility will allow us to fund our liquidity and capital expenditure requirements for the foreseeable future. This belief is based upon our historical growth rate and the anticipated benefits we expect from operating efficiencies. We expect additional revenue growth to be generated by increased merchandise sales, pawn service charge revenues, the maturity of recently opened new stores and the continued development of new stores. We also expect operating expenses to increase, although the rate of increase is expected to be less than the rate of revenue growth. Furthermore, we do not believe that acquisitions or expansion are necessary to cover our fixed expenses.

We entered into the commitments described above and other contractual obligations in the normal course of business as a source of funds for asset growth and asset liability management and to meet required capital needs. The following table summarizes our principal future obligations and commitments as of December 31, 2006, including periodic interest payments (in thousands):

	Payments Due By Period
Contractual Obligations	Total	Less Than 1 Year	1 - 3 Years	3 - 5 Years	More Than 5 Years
Working capital revolver	$8,355	$508	$7,847	$—	$—
Convertible subordinated debentures	4,725	3,985	320	301	119
Operating leases	15,826	4,592	8,059	2,222	953

Total	$28,906	$8,577	$16,226	$2,523	$1,072

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements.

Impact of Inflation

We do not believe that inflation has a material impact on our earnings from operations.

Seasonality

Our business does have a seasonal aspect. The retail merchandise sales contribution to our results is heavily weighted toward the first and fourth quarters of each year. If there is a significant erosion of customer demand in either of these quarters there could be a material negative impact on our operating results. With respect to our pawn lending operations, the first three months of the calendar year typically represent an active period for redemption activity as many customers use income tax “rapid refunds” to redeem their pawn loans. An increase in income tax rates and a corresponding reduction in income tax refunds to our customers could lead to a negative material impact on our business.

Quantitative and Qualitative Disclosures About Market Risk

In the operations of our business and the reporting of our consolidated financial results, we are affected by changes in interest rates and gold prices. The principal risks of loss arising from adverse changes in market rates and prices to which we are exposed relate to:

•	interest rates on debt; and

•	spot gold market pricing.

We have no market risk sensitive instruments entered into for trading purposes, as defined by GAAP. Information contained in this section relates only to instruments entered into for purposes other than trading.

Interest rates. Our outstanding indebtedness, and related interest rate risk, is managed centrally by our finance department by implementing the financing strategies approved by our board of directors. Our debt consists of fixed-rate subordinated notes and our senior credit facility. Our senior credit facility carries variable rates of interest; however, $15.0 million of outstanding borrowings are rate protected through a floating-to-fixed hedging contract. A change in interest rates is not expected to have a significant impact on our consolidated financial position, results of operations or cash flows.

Gold pricing. We liquidate (scrap) a certain amount of our gold jewelry by selling to a gold smelter based on the spot gold market price. This activity represented net revenues of $2.3 million in 2004, $2.5 million in 2005 and $5.7 million in 2006. As a percentage of overall net revenues, gold scrap represented 6.6%, 6.3% and 11.7%, in 2004, 2005 and 2006, respectively. For the six months ended June 30, 2007, net revenues derived from gold scrap activities were $3.2 million, or 11.7% of overall net revenues. For the six months ended June 30, 2006, gold scrap activities represented $2.1 million, or 9.2% of overall net revenues.

A significant and sustained decline in the price of gold would negatively impact the value of jewelry inventories held by us and the value of jewelry pledged as collateral by pawn customers. As a result, our profit margins on existing jewelry inventories would be negatively impacted, as would be the potential profit margins on jewelry currently pledged as collateral in the event it is forfeited by the pawn customer. In addition, a decline in gold prices could result in a lower balance of pawn loans outstanding for us, as customers would receive lower loan amounts for individual pieces of jewelry.

BUSINESS

Overview

We are one of the largest providers of small, secured, non-recourse consumer loans, commonly known as pawn loans, and related services in the United States, based on the number of pawnshops operated. We were founded in 1994 by John Thedford, our president, chief executive officer and chairman of the board, and now have 62 stores in three states—Florida (56 stores), Tennessee (four stores) and Georgia (two stores). We lend money on a short-term basis against pledged tangible personal property such as jewelry, electronic equipment, tools, sporting goods, musical instruments and other items of value, and also sell merchandise, including forfeited collateral from pawn loans. Our customers typically require pawn loans for their immediate cash needs, and often use our services for reasons of convenience and/or lack of credit alternatives.

Pawn loans are typically small—the average amount of our pawn loans was $149 in 2006—though the amount can vary considerably based on our customers’ particular needs. The terms of our pawn loans require that they be redeemed within 30 days, subject to an automatic extension period of 30 days unless paid or renewed earlier, and may be extended for additional 30-day periods upon the payment of accrued pawn service charges. In 2004, 2005 and 2006, approximately 78.0%, 78.8% and 77.8%, respectively, of the pawn loans made by us were redeemed in full or were renewed or extended through the payment of accrued pawn service charges. We refer to this as our redemption rate. We operate under long-established regulatory guidelines which permit pawn service charges ranging from 12.5% to 25.0% per month, or 187.5% to 300.0% annually, depending on state of origination, loan term and size. A majority of our pawn loans have pawn service charges of 25.0% per month as a result of our store concentration in Florida, where we operate 56 out of our 62 stores. Most of our larger competitors in the pawnshop industry are also geographically concentrated, and pawnshops have traditionally been most heavily concentrated in the Southeast and Southwest regions of the United States.

We sell a wide range of merchandise in our stores, including merchandise that has been forfeited to us when a pawn loan is not redeemed, as well as used goods purchased from the general public and some new merchandise. For 2004, 2005 and 2006, we experienced profit margins on sales of merchandise of 36.9%, 38.2% and 36.9%, respectively. During 2006, approximately 69.3% of the merchandise we acquired was through loan forfeitures, 22.2% was through purchases from our customers, and the remaining 8.5% was through purchases from vendors. For 2006 and the six months ended June 30, 2007, merchandise sales at stores that were in operation for all of that period and the corresponding prior period, which we refer to as same-store sales, increased by 25.3% and 19.7%, respectively.

We believe that our typical customer does not have a checking account or other traditional banking relationships. We refer to these customers as unbanked. A 2005 study by Marketdata Enterprises, Inc. estimated that 35.0% of the United States population, or 12 million households, are unbanked. Our customers also include underbanked individuals, who have bank accounts but do not have credit cards or other access to short-term loans. According to the Center for Financial Services Innovation, based on 2006 data approximately 22 million U.S. families were underbanked. Based on information contained in a 1998 study by the Credit Research Center, a typical pawn loan borrower is a head of household under age 45 with a paying job, has an average household income of less than $50,000, rents rather than owns a home, and has limited or no credit. Many pawn loan borrowers are repeat customers who utilize pawn loans from time to time as needed to address their short-term cash requirements. We provide high-quality customer service and have developed strong customer relationships founded on our focus on meeting customers’ needs. A significant portion of our business—approximately 80% during 2006—is from repeat customers, which we believe is indicative of our high levels of customer satisfaction.

We opened our first store in Florida in 1994 and, as of June 30, 2007, operated 62 pawn and jewelry stores, under the trade names “Value Pawn and Jewelry” in Florida and Georgia and “Check Jewelry & Loan” in Tennessee. To date, we have opened all of our stores in three Southeastern states due in part to favorable demographics and regulatory environments. For the year ended December 31, 2006 and the six months ended

June 30, 2007, our average revenue per store was approximately $1.4 million and $770,000, respectively. At June 30, 2007, we had a total of 112,200 pawn loans outstanding, with a total balance of $16.7 million and an average balance of $269,944 per store. As of June 30, 2007, we had 532 team members.

For 2006 and the six months ended June 30, 2007, we generated total revenues of $87.8 million and $47.8 million, respectively, net income (loss) of $5.4 million and ($2.3 million), respectively, and EBITDA of $11.7 million and $(2.4 million), respectively. Our revenues and EBITDA have grown substantially in recent years, at a compound annual growth rate of 18.6% and 26.3%, respectively, from 2003 to 2006. From 2003 to 2006, our EBITDA margin improved from 11.1% to 13.3% and our store operating margins improved from 19.9% to 22.3%.

Industry Background

The pawnshop industry in the United States is an established industry, operating since at least the early 1800s, with estimated annual revenues of almost $5 billion in 2004, the most recent year for which data is available. The number of pawnshops has grown rapidly during the last two decades, from approximately 6,900 in 1988 to more than 11,000 in 2007. We believe that this growth is due to several factors, including the diminishing supply of competing banking services as well as underlying demographic trends. These demographic trends include an overall increase in the population and an increase in the population of immigrant groups. According to a December 2006 research report by a national investment bank, the population of lower-income households is growing faster than the overall population due to higher birth rates and immigration. According to a 2004 report published by the Federal Reserve Bank of Chicago, a substantially larger percentage of Hispanic immigrants do not have a checking account or other traditional banking relationships, as compared to United States born citizens and other immigrant groups. The Hispanic population in Florida, where 56 of our 62 stores are located, grew at a rate of over 212% from 1980 to 2000, compared to approximately 142% for the United States generally, and persons of Hispanic origin comprised almost 20% of Florida’s population in 2005.

Pawnshops focus on providing a quick and convenient source of short-term credit to unbanked and underbanked customers. According to the 2005 study by Marketdata Enterprises, 35% of the United States population, or 12 million households, is unbanked and utilizes specialty consumer finance services such as check cashing outlets, payday loan outlets, money transfer services and pawnshops. These consumers are typically not effectively or efficiently served by traditional lenders such as banks, credit unions or credit card providers. We believe that many of these consumers prefer our services to banks because they do not write enough checks to make a bank account economical, they dislike dealing with banks, they do not have sufficient funds to maintain a bank account or because bank service charges are too high.

In addition, access to banks has become more difficult over time for many lower- to middle-income consumers. As a result of consolidation in the banking industry during recent decades, the number of banks has decreased substantially, from almost 15,000 in 1984 to less than 8,000 in 2003. While the overall number of bank branches has grown in recent years, data reported in 2004 by the Center for Community Capitalism estimated that the number of bank branches in low-income neighborhoods had decreased by over 20% during the preceding 15 years. As a result of bank deregulation, some banks began discouraging small checking and savings accounts by assessing service charges and other fees. Many banks have chosen to close their less profitable or lower-traffic locations. Many of these closings have occurred in lower-income neighborhoods where the branches have failed to attract a sufficient base of customer deposits. This trend has resulted in fewer convenient alternatives for basic financial services in many neighborhoods. Many banks have also reduced or eliminated some services that underbanked consumers need.

Based on industry research, pawn loan borrowers typically use the proceeds for short-term cash needs for items such as household bills, car repairs, medical expenses and personal reasons. We believe the typical pawn loan customer redeems or extends the same item several times. According to the 1998 Credit Research Center study, almost 80.0% of pawn loan borrowers surveyed had taken out a pawn loan previously. Our customer behavior is similar to the behavior found in the study. During 2006, approximately 80% of our pawn loans were issued to customers who had previously borrowed from us.

The operation of pawnshops is governed primarily by state laws that are long-established, providing a stable set of guidelines for operations. States that maintain pawn laws most conducive to profitable operations have historically seen the greatest concentration of pawnshops. The highest concentration of pawnshops are located in the Southeast and Southwest regions of the country, in part as a result of generally favorable regulatory conditions as well as attractive demographic trends in these areas of the country. The three largest existing publicly traded pawnshop companies currently operate less than 1,000 of the pawnshops in the United States, and no one company owns more than 5% of the total number of stores. These companies’ stores tend to be geographically concentrated, with a particularly large number located in Texas. We have the second largest number of stores located in Florida, with 56 stores, compared to 67 by our largest competitor in the state as of December 31, 2006. We believe that individuals operating one to three stores own the majority of pawnshops in the United States.

Our Strengths

We believe that the growth in our revenues and profitability has been driven by the following key competitive strengths:

Leading market presence in Florida. We operate 56 stores in Florida, making us the second largest pawn lender in the state, based on information provided by the National Pawnbrokers Association. We believe that Florida is a particularly attractive market for pawnshops as a result of its long-established regulatory environment and attractive demographics, including a large and growing Hispanic population. The current laws regulating the operation of pawnshops in Florida have been largely unchanged since 1996 and permit pawn service charges of up to 25.0% per month, or 300.0% annually. We anticipate that Florida will continue to be a favorable market for our services for the foreseeable future, and we intend to continue to expand within Florida. We also operate stores in Georgia and Tennessee, each of which has characteristics that we believe are generally favorable to the provision of pawn loans. We believe the demographics in each of these states are consistent with our typical customer base of unbanked or underbanked consumers.

Effective store management leads to strong financial performance. We believe that the single most important factor in our success is the experience and qualifications of our store managers and other team members. We have found that there is a strong correlation between the length of tenure of a store manager and the financial performance of that store. Our store managers have significant authority to determine the amount to lend for an item of collateral, based upon factors such as their knowledge of and experience with the customer and their evaluation of the likely sales price of the item in that store, and are not constrained by predetermined loan to value ratios. As a result, our store managers have greater flexibility to attempt to meet our customers’ needs. Up to 40% of each store manager’s annual compensation is paid in the form of incentive compensation that ties compensation and bonuses, and therefore our costs of employment, to store performance. We focus on hiring and retaining qualified personnel, through proven selection methods, followed by comprehensive training programs and salaries that we believe exceed industry averages.

We retain a national polling organization to conduct annual surveys of our team members’ satisfaction. We have consistently attained average scores that significantly exceed the average scores for all companies surveyed, and in the most recent year 88% of our team members indicated that they were satisfied or extremely satisfied with us as a place to work. We believe that these results validate our human resources efforts. As a result of our efforts, between 2003 and 2006 our team member turnover rate decreased by 10%, the turnover rate for team members who have been with us for more than one year decreased by 6%, to 29%, and our average team member continuity increased by approximately six months, to 25 months. During this same period, weekly productivity per team member, which we define as the aggregate volume of sales, pawn loans, layaways, pawn service charges and merchandise acquisitions, has increased by approximately 55%. As of June 30, 2007, we had approximately 35 team members who are in the process of being trained for management positions that we expect to arise as a result of new store openings, replacement of underperforming managers and attrition.

We believe that our strong financial performance is largely due to our effective store management founded upon our experienced and qualified team members. For 2006 and the six months ended June 30,

2007, we generated an average of approximately $1.4 million and $770,000, respectively, in revenues per store, resulting in average store-level operating margins of 22.3% and 22.0%, respectively. Moreover, we have a consistent track record of store-level revenue growth and operating margin improvement. From 2003 to 2006, our same-store revenues grew at a compound annual growth rate of 18.6% and our store operating margins improved from 19.9% to 22.3%.

Commitment to customer service. We have a long-established culture of customer service, and our team members strive to help and understand the needs of our customers. We provide our customers with a clean, attractive and secure environment in which to transact their business, which is designed to have the look and feel of a traditional retail establishment. We also train our team members to focus on meeting our customers’ needs, and engage in outreach activities to increase business from existing customers. For example, our team members will call certain customers to notify them that merchandise they may be interested in has arrived in inventory, based on their experience with those customers and knowledge of the customers’ unique interests and needs.

In order to measure customer satisfaction, we have engaged a national polling organization to conduct an annual survey of our customers. For the past three years, our results have been consistently higher than the median results for all surveyed businesses within the consumer finance and insurance services industry. For example, in the most recent survey, almost 90% of the respondents expressed overall satisfaction with us, over 90% indicated that they were always treated with respect by our team members, and almost 90% indicated that their sales representative understood the customer’s needs. A significant portion of our business—approximately 80% during 2006—is from repeat customers, which we believe is indicative of our high levels of customer satisfaction. We believe that our focus on customer service has also resulted in favorable brand recognition and loyalty in the markets we serve, helping us to attract new customers and retain existing customers. We have also received favorable recognition in the press, including being named for the past two years by the Orlando Business Journal as one of Central Florida’s “Best Places to Work.”

Management experience and expertise. Our executive management team has an average of 12 years experience within the pawn industry. Our management team is focused on the process by which we service our customers and data analytics to measure operating performance, which has enabled us to create a culture that emphasizes effective execution of our business strategy and analysis of results. We believe that our management’s experience brings a professional, disciplined approach to our pawnshop operations, resulting in increased operational efficiencies.

Our Strategy

Our business strategy is designed to capitalize on our competitive strengths and enhance our leading market position in the pawnshop industry. Key elements of our strategy include:

Open additional stores in our current markets. We intend to continue to open additional pawnshops in the states in which we currently operate. We opened two new stores in 2006, and expect to open at least seven additional stores within the states in which we currently operate by the end of 2008. In order to optimize our expansion, we carefully assess potential markets and locations by analyzing demographic, competitive and regulatory factors, site selection and availability, and growth potential. We intend to continue to evaluate suitable locations to open new stores within our existing geographic markets. By concentrating multiple stores in regional and local markets, we seek to expand market penetration, enhance name recognition and reinforce marketing programs.

A new pawnshop can generally be ready for business within four to six weeks after we have leased or acquired a suitable store and obtained a license. The completion of a new location includes the installation of counters, vaults, a security system, and a retail point-of-sale system, and the acquisition of new merchandise and/or transfer of merchandise from other stores. The approximate start-up costs, which consist of the investment in property and equipment, for recently established pawnshops have ranged from $200,000 to $250,000. In addition, the typical store requires working capital of approximately $150,000 to fund operations and investments in pawn loans and inventory.

Continue to enhance employee metrics in order to improve existing store financial performance. Our same-store revenues have consistently increased in recent years, and we believe that our existing stores have continued growth potential. We have found that there is a strong correlation between the length of tenure of a store manager and the financial performance of that store. For the six months ended June 30, 2007, the average operating income of our stores that had managers with two or more years of tenure was approximately 78.9% higher than the average operating income of our stores that had managers with less than two years of tenure. As of June 30, 2007, 42 of our 62 stores had store managers with less than two years of tenure. We believe that our existing store operating results should continue to improve if we are able to continue to retain our store managers and other key team members.

We intend to continue to hire and retain qualified team members by offering attractive compensation packages, carefully monitoring and analyzing the performance of each of our team members, providing comprehensive training programs and promoting qualified team members within our organization.

Selectively pursue strategic acquisitions. The fragmented nature of our market provides opportunities for selective acquisitions of pawnshop businesses and individual stores. We are actively seeking to identify and acquire existing pawnshop operations and individual stores in markets that we believe to be desirable. When considering acquiring an existing pawnshop, we evaluate the annual volume of transactions at that location, the ability to transition the store to our methods and culture of operations, the carrying cost of merchandise, the store’s outstanding loan balances and lease terms of the real estate.

Expand geographic footprint. We intend to expand into additional states and markets that we believe are conducive to pawn lending operations, including favorable regulatory environments and demographics. In addition to other states within the United States, we believe that both Puerto Rico and Mexico are attractive markets for our services. Both markets have large concentrations of potential customers that are consistent with our typical customer profile, are relatively underserved by pawn lenders and relatively inexpensive to operate in, and have favorable regulatory environments. Additionally, the pawnshop industry in Mexico is less developed and generally less regulated than in the United States. A large percentage of the population in Mexico is unbanked or underbanked, and current regulations do not impose limits on the permissible amount of pawn service charges. Accordingly, we intend to continue to evaluate opportunities to open stores in each of these markets. We have recently promoted one of our team members to the newly-created position of Director of Mexican operations, and are currently seeking appropriate locations to open one or more stores in Mexico. However, we have no current agreements or commitments with respect to the opening of stores in any markets other than the states in which we currently operate.

Evaluate opportunities to offer other specialty consumer finance services. We intend to evaluate opportunities to expand our service offerings to include other financial services designed to serve the needs of unbanked and underbanked consumers, including payday lending and check cashing services. We believe that there may be opportunities for us to leverage our experience and name recognition to provide other services such as these.

Maintain focus on customer service. We believe that there will be a continuing demand for pawn lending services and other alternative credit solutions from a large segment of the population, both in the United States and in other jurisdictions. We believe that we can be successful in retaining existing customers and attracting additional customers for these services by continuing to emphasize customer service. We plan to continue to focus on high quality customer service, through our team member training programs in which we emphasize the importance of customer service to all of our team members, and continued monitoring and analysis of customer satisfaction levels.

Pawn Lending and Merchandise Sales Activities

Lending

When receiving a pawn loan from us, a customer pledges personal property to us as security for the loan. We deliver a pawn transaction agreement, commonly referred to as a pawn ticket, to the customer, along with the proceeds of the loan. If the customer does not pay all accrued pawn service charges or redeem the property within a specified time period (typically 60 days), the customer forfeits the property to us, and we sell the property.

Our customers are obligated to pay a pawn service charge to compensate us for the use of the funds loaned. The pawn service charge is typically calculated as a percentage of the pawn loan amount based on the size and duration of the transaction, in a manner similar to which interest is charged on a bank loan, and ranges from 12.5% to 25.0% per month, or 187.5% to 300.0% annually, in the states in which we currently operate, as permitted by applicable state pawnshop laws. These pawn service charges contributed approximately 31.2% of our total revenues in 2004, 30.0% in 2005 and 27.4% in 2006. The following table sets forth the applicable pawn service charge limitations in the states in which we operate:

	Maximum Yield
State	Monthly	Annual
Florida	25.0%	300.0%
Georgia	25.0%/12.5%*	187.5%
Tennessee	22.0%	264.0%
*	25.0% for the first 90 days, and 12.5% thereafter.

Pledged property is held through the term of the pawn loan, which is 30 days with an automatic extension period of 30 days unless the pawn loan is repaid or renewed earlier. In the event that the borrower does not repay or renew a loan within the 60-day period, the unredeemed collateral is forfeited to us and becomes inventory available for sale in the store. The collateral is transferred to inventory at a value equal to the principal amount of the loan, exclusive of accrued interest and service charges. The following table summarizes the life cycle of a typical pawn loan:

(1)	Example assumes a sale value of $170 and a 68.0% loan-to-value ratio. Amounts shown are not cumulative.

The pawn ticket sets forth, among other items: the name and address of the pawnshop and the customer; the customer’s identification number from his or her driver’s license or other government-issued photo identification; the loan date; the identification and description of the pledged goods, including applicable serial numbers; the amount financed; the pawn service charge; the maturity date; the total amount that must be paid to redeem the pledged goods on the maturity date; and the annual percentage rate. Goods pledged to secure pawn loans are generally tangible personal property such as jewelry, tools, televisions and stereos, musical instruments and other miscellaneous items. Unlike many of our competitors, we do not accept firearms as collateral for loans, nor do we sell firearms in our stores.

We generally lend an amount equal to between 60.0% and 65.0% of the estimated resale value of an item of collateral, based on our customer’s needs and our history with them. The principal criteria we use to determine the amount of a loan are the amount needed by the customer, the customer’s transaction history with us, our perception of the customer’s emotional attachment to the collateral and the estimated sale value of the collateral. We rely on many sources to determine the estimated sale value, including our experience in selling similar items, catalogs, “blue books,” newspapers and internet research. We do not use a standard or mandated percentage of estimated sale value in determining the loan amount. Instead, our team members may set the percentage for a particular item and determine whether the item’s sale, if it is forfeited to the pawnshop, would yield a profit margin consistent with our historical experience with similar items. Any proposed loan in excess of $500 requires approval from a regional manager. We hold the pledged property through the term of the loan, which generally is 30 days with an automatic 30-day extension period, unless earlier redeemed, renewed or extended. A majority of our pawn loans are either paid in full with accrued pawn service charges or are renewed or extended by the customer’s payment of accrued pawn service charges. If a customer does not repay, renew or extend the loan, the unredeemed collateral is forfeited to us and becomes merchandise available for sale through our pawnshops or to wholesale sources or a smelter. We do not record pawn loan losses or charge-offs because the amount advanced becomes the carrying cost of the forfeited collateral that is to be recovered through the merchandise sale function described below. We do not have recourse against the customer for the loan. As a result, the customer’s creditworthiness is not a factor in our loan decision, and a decision not to redeem pawned property does not affect the customer’s personal credit status. When a customer fails to repay a pawn loan, we rely on the sale of pawned property to recover the principal amount of the loan, plus a yield on the investment.

Our strategy is generally to make pawn loans where there is a substantial likelihood that the customer will repay the loan and redeem the property. However, because the supply of inventory available for sale in our stores is derived in part from forfeitures of pledged property, we attempt to attain an appropriate balance of redemptions and forfeitures to ensure that there is an appropriate level of inventory available for sale in our stores. In 2004, 2005 and 2006, approximately 78.0%, 78.8% and 77.8%, respectively, of the pawn loans made by us were redeemed in full or were renewed or extended through the payment of accrued pawn service charges.

At June 30, 2007, we had approximately 112,000 outstanding pawn loans totaling $16.7 million, with an average balance of approximately $149 per loan.

Presented below is information with respect to pawn loans made, redeemed and forfeited for our pawn lending operations for the years ended December 31, 2004, 2005 and 2006 (in thousands):

	2004		2005		2006
	Amount	No. of Loans	Amount	No. of Loans	Amount	No. of Loans
Beginning balance	$11,017	96	$9,645	76	$11,598	86
New loans made	41,423	421	51,119	480	62,086	515
Loans redeemed, excluding renewals and extensions	23,450	217	26,437	225	30,773	236
Loans forfeited	19,345	224	22,729	246	28,383	268
Net increase (decrease) in pawn loans outstanding at end of the year	(1,372)	(20)	1,953	9	2,930	12

Ending balance	$9,645	76	$11,598	86	$14,528	97

Loans renewed/extended	$49,590	307	$56,984	333	$69,939	368

Merchandise Sales Activities

We sell merchandise that has been forfeited to us when a pawn loan is not redeemed. We sell merchandise principally at our pawnshops, but we also sell some items through wholesale sources or, in the case of some gold jewelry, to a smelter. We also sell in our pawnshops used goods purchased from the general public and some new merchandise, principally accessory merchandise that complements and enhances the marketability of items such as tools, consumer electronics and jewelry. While we offer refunds and exchanges for certain merchandise items, we generally do not provide our customers with warranties on used merchandise. Proceeds from sales of merchandise contributed 68.8% of our total revenues in 2004, 70.0% in 2005 and 72.6% in 2004. Presented below is information with respect to the sources of merchandise acquired during the years ended December 31, 2004, 2005 and 2006 (in thousands):

	2004	2005	2006
Beginning balance	$7,770	$7,827	$10,566
Merchandise acquired through loan forfeitures	19,345	22,729	28,383
Merchandise purchased from customers	4,518	6,507	9,086
Merchandise purchased from vendors	1,175	2,709	3,459
Total merchandise acquired	25,038	31,945	40,928
Less: merchandise sold	24,982	29,206	39,290

Ending balance	$7,827	$10,566	$12,204

The recovery of the amount advanced and the realization of a profit on the sale of merchandise depends on our initial assessment of the property’s estimated sale value when the pawn loan is made. For 2004, 2005 and 2006, we experienced profit margins on sales of merchandise of 36.9%, 38.2% and 36.9%, respectively. Changes in gold prices will also generally increase or decrease the sale value of jewelry items acquired in pawn transactions and could enhance or adversely affect our profit or recovery of the carrying cost of the acquired collateral. We do not engage in any hedging transactions with respect to market prices for gold or other precious metals. For 2004, 2005 and 2006, sales of jewelry represented approximately 49.6%, 48.7% and 47.6%, respectively, of our total retail merchandise sales.

The following table illustrates the percentage of merchandise held in inventory as of July 30, 2007, by category:

Category	%
Jewelry	56.4
Electronics	20.4
Tools	8.5
Other	14.7

During the three-year period from 2004 to 2006, same-store merchandise sales increased by approximately 39.5%, from $552,336 in 2004 to $770,651 in 2006. During that same period, the amount of our average retail merchandise sale increased by 14.4%, from $90 in 2004 to $103 in 2006.

Customers may purchase merchandise on a layaway plan under which the customer makes an initial cash deposit representing a portion of the sales price and pays the balance in regularly scheduled, non-interest bearing payments. We segregate the layaway item and hold it until the customer has paid the full sales price. If the customer fails to make a required payment, the customer’s deposit is forfeited to us and the item is placed with the other merchandise held for sale. Layaways are recorded as sales when paid in full. At June 30, 2007, we held approximately $809,000 in customer layaway deposits.

Our inventory is stated at the lower of cost or market. In the case of merchandise acquired through forfeited pawn loans, the acquisition cost is the principal value of the pawn loan. We provide an allowance for valuation and shrinkage of our merchandise. The amount of this allowance is based on management’s evaluation of factors such as historical shrinkage and the quantity and age of merchandise on hand. At June 30, 2007, total pawn operations merchandise on hand was $13.2 million, after deducting an allowance for valuation and shrinkage of merchandise of $283,000.

Store Operations

We have established a standard store design intended to distinguish our stores from those of our competitors. The design consists of a well-illuminated exterior with a distinctive green and yellow color scheme and a layout similar to a contemporary convenience store or jewelry store. Our stores are typically open for business six days a week from 9:00 a.m. to between 6:00 p.m. or 7:00 p.m., depending upon the location.

We attract and retain pawn loan customers by lending a competitive percentage of the estimated sale value of items presented for pledge and by providing quick loan, renewal and redemption services in an appealing atmosphere. We attract shoppers seeking bargain prices for forfeited collateral through the use of seasonal promotions, special discounts for regular customers, prominent display of impulse purchase items such as jewelry and tools, and a layaway purchasing plan. Our team members have loan and sales standards to which they are required to adhere, which focus on satisfying the customer’s needs in an environment that encourages repeat business and strong customer loyalty. We have implemented a mystery shopper program to inspect the stated practices on a regular basis.

Store personnel periodically mail reminders to pawn loan customers for pawn service charge payments due and loan due dates. Additionally, personal phone calls are made to pawn lending customers reminding the customer of the loan, due dates and service charge payments due. It has been our experience that by sending loan reminders and calling pawn loan customers, the process translates into improved redemption rates, more frequent payments and improved customer satisfaction.

Our management team monitors each of our store locations on a daily basis, reviewing daily reports with information including number of transactions, inventory acquired and self-grading by store management. Each store employs a manager, one to two assistant managers, and between one and ten sales and lending personnel, depending upon size, sales volume and location. The store manager is responsible for supervising personnel and assuring that the store is managed in accordance with our guidelines and established policies and procedures. Each manager reports to a Regional Leader, who typically supervises five to seven stores. Regional Leaders report directly to Directors of Operations. We focus on hiring and retaining qualified personnel through comprehensive training programs and salaries that we believe exceed industry averages. A portion of each team member’s annual compensation is paid in the form of incentive compensation that ties compensation and bonuses to store performance. Based upon financial performance, team members may earn up to 40% of their total compensation in the form of a bonus. We carefully monitor our team members’ performance, and evaluate each team member’s performance on a monthly basis, in addition to formal annual reviews. All regional managers, store managers and assistant store managers and select sales and lending associates attend intensive “management camp” at our corporate headquarters each year, receiving approximately 80 hours of professional training each year. Each of our regional managers is required to first serve as a store manager for at least one year.

We believe that the experience and qualifications of a store manager are critical components of a store’s success. We have found that there is a strong correlation between the length of tenure of a store manager and the financial performance of that store, as a more experienced store manager tends to better understand the needs of a particular store’s customers. As of June 30, 2007, the average tenure of our store managers was 32.2 months, and 20 of our store managers had managed their respective stores for two years or more.

We believe that our profitability is dependent upon our team members’ abilities to make loans where there is a substantial likelihood that customers will repay the loan and redeem the property, to be effective sales people, and to provide prompt and courteous service. Our store managers have significant authority to determine the amount to lend for an item of collateral, based upon factors such as their knowledge of and experience with the customer and their evaluation of the likely sales price of the item in that store, and are not constrained by predetermined loan to value ratios. Each store manager’s loan decisions are reviewed and evaluated by the applicable regional leader on a weekly basis, and a significant portion of a store manager’s compensation is linked to performance. We believe that the accountability of our store managers results in better decision-making, which in turn results in higher profitability. We provide our team members with extensive and regular training through direct instruction, including our “management camp,” and on-the-job loan and sales experience. New team members are introduced to the business through an orientation and training program that includes on-the-job training in lending practices, layaway, merchandise valuation and general administration of store operations. Certain experienced team members receive training and an introduction to the fundamentals of management to acquire the skills necessary to move into management positions within the organization. Management training involves extensive training in income maximization, recruiting and training staff, inventory and cost control, and administrative duties.

Our team members are provided with regular and comprehensive reports that measure individual, store, regional and company wide results, as appropriate, on the key performance metrics we believe indicate successful operations. We believe in giving our team members regular, measurable and substantive feedback on how they are performing individually and relative to their peers. We strive to create a culture in which team members feel empowered to develop their own potential and understand that they will be evaluated and rewarded based on their own performance as measured on an open and objective basis.

Our approach to internal audit places a high degree of reliance upon this process. Every location is audited twice a year under an extensive process. Each store is audited comprehensively to include all inventory items, pawn loan and layaway items. To supplement this physical count of the audit process, our internal auditors spend a great deal of time inspecting daily store paper work and observing the completion of daily store tasks and general management practices. Any opportunities for improvement which become evident are discussed and plans for resolution are immediately developed.

Our store computer systems utilize a third-party program developed for the pawn industry. The information system allows store personnel to rapidly process loan and sales transactions for customers, while capturing and processing necessary information for the Regional Leaders and Directors of Operations to review a location or area’s progress throughout the day. Key data for loan transactions include customer history, which is our equivalent to a credit report on the prospective customer. The information system allows for nightly transmittal of information to our corporate headquarters for various types of management reports and accounting.

Locations

As of June 30, 2007, we operated 56 stores in Florida and two in Georgia under the Value Pawn and Jewelry name, and four in Tennessee under the Check Jewelry & Loan name. Our stores average approximately 6,500 square feet and are typically situated in shopping strip centers or stand-alone properties on busy intersections or thoroughfares. We lease all of our properties, generally for a term of between five and 15 years with one or more options to renew.

The following table sets forth, for each of our store locations as of June 30, 2007, the location, approximate square footage, date opened, and whether it was originally opened by us or through an acquisition:

Location	Square feet	Date opened	Acquired
Florida:

Atlantic Beach	6,400	11/20/1998

Bradenton	6,300	11/30/1997	x

Brandon	5,000	11/30/1997	x

Deland	4,800	8/14/1998

Fern Park	2,200	9/15/1995

Fort Lauderdale	5,000	9/11/1996

Hialeah*	1,200	11/2/1999	x

Hialeah	1,040	11/2/1999	x

Hialeah*	600	11/2/1999	x

Hialeah*	2,000	11/2/1999	x

Holly Hill	6,046	5/1/1998

Hollywood	5,200	1/13/1996

Jacksonville	7,100	12/4/1998

Jacksonville	10,000	1/1/1998

Jacksonville	6,000	10/16/1998

Jacksonville	10,500	7/10/1999	x

Jacksonville	7,400	8/14/1998

Jacksonville	10,000	5/17/1997

Jacksonville	6,123	10/22/1996

Jacksonville	4,800	6/18/1998

Kissimmee	9,800	2/5/1999

Kissimmee	6,951	2/9/1995

Kissimmee	6,500	10/1/1997

Lake Worth	6,300	9/22/1995

Lakeland	10,000	10/15/1999

Lakeland	10,000	7/24/1999

Lauderdale Lakes	8,010	12/20/1994

Leesburg	5,500	11/30/1998

Longwood	5,123	12/31/1995

Margate	10,515	10/1/1998	x

Miami	4,000	1/1/1998	x

Miami	5,000	7/27/1996

Miami*	1,200	11/2/1999	x

Ocala	6,000	11/30/1998

Orange City	7,200	4/16/1999

Location	Square feet	Date opened	Acquired

Orange Park	5,000	5/22/1999

Orlando	6,524	6/19/1995

Orlando	14,620	11/21/1994

Orlando	4,845	8/26/1995

Orlando	2,036	8/30/1997

Palm Bay	6,400	6/18/1999

Plant City	7,000	3/3/2006

Sanford	5,600	3/31/1995

Seffner	4,800	7/2/1999

Sweetwater*	1,200	11/2/1999	x

Tampa	4,800	12/30/1994

Tampa	9,500	5/30/1999

Tampa	4,800	11/30/1997	x

Tampa	4,000	11/30/1997	x

Tampa	4,800	8/29/1995

Tampa	4,900	8/18/1999

Titusville	6,000	8/16/1999

West Palm Beach	3,600	3/14/1996

West Palm Beach	4,800	10/1/1994

West Palm Beach	7,500	12/5/1996

Winter Garden	7,400	10/31/1998

Georgia:

Marietta	4,700	5/18/2006

Norcross	6,110	12/17/1999

Tennessee:

Chattanooga	5,000	10/22/1999

Chattanooga	14,000	10/1/1999

Knoxville	5,460	12/31/1999

Knoxville	7,000	9/11/1999
*	Jewelry-only store.

Advertising and Marketing

Our advertising and marketing efforts have traditionally been concentrated at the local store, not the corporate, level. These efforts are generally determined by our individual store managers, in order to best stimulate demand at the local level. Our marketing promotions typically include in-store promotional materials and mailings to past customers to alert them about upcoming sales and promotions. Although we have experimented with some market-wide advertising in the past, including television and radio commercials, our local efforts have consistently generated more favorable customer feedback. These local efforts range from leaflet distribution in neighboring communities to direct mail postcards sent to targeted zip codes. These promotional materials are usually sales-related, as we have had minimal success in promoting the pawn side of our business. Promotions within the stores include weekend tent sales, after-hour sales and customer appreciation sales. We provide our store managers with marketing training that sets standards for promotions and marketing programs for their stores.

In 2007, we have initiated some sponsorship activity within the Orlando, Florida metropolitan area. These sponsorships require a monetary commitment and include placement of our company logo among many of the Orlando community’s other recognizable companies. Our commitments to date include sponsorship of the Orlando Business Journal’s First Honors program which recognizes and honors the achievements of selected high school students and sponsorship of the University of Central Florida varsity football program which includes scoreboard signage at all home games. These sponsorships are intended to increase our brand recognition and attract more talented team member candidates.

Competition

We encounter significant competition in connection with all aspects of our business operations. We compete primarily with other pawnshop operators. There are three existing publicly-held pawnshop operators in the United States, all of which have more stores and substantially greater revenues than we do. We are the second largest operator of pawnshops in Florida, with 56 stores, and the largest pawn broker in Florida had 67 pawnshop stores as of December 31, 2006. In addition, the pawnshop industry is characterized by a large number of independent owner-operators, some of whom own and operate multiple stores. We believe that the primary elements of competition in these businesses are the quality and continuity of the store manager and other team members, customer service, store location and the ability to lend competitive amounts on pawns. In addition, we compete with financial institutions, such as banks and consumer finance companies, which generally lend on an unsecured as well as secured basis, as well as alternative credit providers such as cash advance stores. Other lenders may and do lend money on terms more favorable than those offered by us. Many of these competitors have greater financial resources than we do. These competitive conditions may adversely affect our revenues, profitability and ability to meet our growth objectives.

In our retail operations, our competitors include numerous retail and wholesale stores, including jewelry stores, discount retail stores, consumer electronics stores, online retailers, online auction sites and other pawnshops. Competitive factors in our retail operations include the ability to provide the customer with a variety of merchandise items at attractive prices. Many retailers have significantly greater financial resources than we do, and have the ability to compete aggressively with us on both price and breadth of product offerings.

Regulation

Our operations are subject to extensive regulation, supervision and licensing under various federal, state and local statutes, ordinances and regulations.

Pawnshop regulations

Florida. Florida pawnshops are governed by the Florida Pawnbroking Act and accompanying regulations. The Florida Pawnbroking Act has not been substantially amended since its enactment in 1996. The Division of Consumer Services of the Department of Agriculture and Consumer Services, or the Department of Consumer Services, licenses and regulates pawnshops. A license issued by the Department of Consumer Services is a prerequisite to the operation of a pawnshop. A separate license is required for each pawnshop, and all licenses must be renewed annually. A change of more than 10.0% in the direct or beneficial ownership of a pawnshop triggers a requirement for a new license application.

To be eligible for a pawnbroker’s license, each pawnshop operator, direct or beneficial ownership of at least 10.0% of the outstanding equity interest of the pawnshop, and each officer and director of the prospective licensee, must “be of good moral character” and not have been convicted, found guilty of, plead guilty or nolo contendere to, or have been incarcerated, within the preceding ten years as a result of felony or any crime involving theft, larceny, dealing in stolen property, receiving stolen property, burglary, embezzlement, obtaining property by false pretenses, possession of altered property, or any other fraudulent or dishonest dealing. Law enforcement officials are authorized to impose a holding period of up to 90 days (which may be extended by court order) on property in the possession of a pawnbroker if there exists probable cause to believe that the property is misappropriated.

The Florida Pawnbroking Act and regulations require that the pawnshop complete a Pawnbroker Transaction Form for each transaction, showing the customer name, type of item pawned, the amount of the pawn loan, and the applicable finance charges. A copy of each form must be delivered to local law enforcement officials at the end of each business day. That delivery must be by electronic means if the local law enforcement officials supply the appropriate software.

Pawn loans in Florida have a 30-day minimum term. The pawnbroker is entitled to charge 2.0% of the amount financed for each 30-day period as interest, and an additional amount as pawn service charges, provided the total amount of such charge, inclusive of interest, does not exceed 25.0% of the amount financed for each 30-day period. The pawnbroker may charge a minimum pawn service charge of $5 for each 30-day period. Pawn loans may be extended by agreement, with the charge being one-thirtieth of the original total pawn service charge for each day by which the loan is extended. For loans redeemed more than 60 days after the date made, pawn service charges continue to accrue at the daily rate of one-thirtieth of the original total pawn service charge.

The Florida Pawnbroking Act prohibits pawnbrokers from: (i) falsifying or failing to make entries in pawn transaction forms; (ii) refusing to allow appropriate law enforcement officials to inspect their records; (iii) discarding or destroying a completed Transaction Form sooner than three years after the date of the transaction (and copies of each Transaction Form must be kept on the pawnshop premises for at least one year after the date of the transaction); (iv) making any agreement requiring the personal liability of a pawn customer; (v) failing to return pledged goods upon payment in full of the amount due (unless the pledged goods have been taken into custody by a court or law enforcement officer or otherwise lost or damaged); (vi) engaging in title loan transactions; (vii) leasing pledged goods to any person; (viii) conducting a pawn or purchase transaction at a drive-through window or similar device; (ix) selling insurance in connection with a pawn transaction (except in connection with a redemption by mail); and (x) operating a pawnshop between 10:00 p.m. and 7:00 a.m. Pawnbrokers are also prohibited from entering into pawn transactions with a person who is under the influence of alcohol or controlled substances, a person who is under the age of 18, or a person using a name other than his or her own name or the registered name of his or her business.

Violation of the Florida Pawnbroking Act may result in one or more of the following sanctions: (i) a notice of non-compliance; (ii) administrative fines up to $5,000 per violation; (iii) an order to cease and desist certain activities and/or other injunctive relief; (iv) suspension or loss of a pawnbroker license; (v) probation; (vi) the voiding of pawn transactions, (vii) restitution and damages for injured customers; and (viii) court costs and attorney’s fees associated with the imposition of the foregoing. Failure to obtain a license prior to engaging in business as a pawnbroker constitutes a third-degree felony. Willful violations of the Florida Pawnbroking Act constitute a first-degree misdemeanor.

Georgia. Georgia pawnbrokers are subject to regulation pursuant to Title 44, Chapter 12, Article 3, Part 5 of the Georgia Code. That portion of the Georgia Code has not been significantly revised in more than ten years.

Georgia law requires pawnbrokers to maintain detailed permanent records concerning pawn transactions and to keep them available for inspection by duly authorized law enforcement authorities. The Georgia statute prohibits pawnbrokers from failing to make entries of material matters in their permanent records; making false entries in their records; falsifying, obliterating, destroying, or removing permanent records from their places of business; refusing to allow duly authorized law enforcement officers to inspect their records; failing to maintain records of each pawn transaction for at least four years; leasing back to a seller or pledgor any motor vehicle during a pawn transaction or any continuation thereof; accepting a pledge or purchase from a person under the age of 18 or who the pawnbroker knows is not the true owner of the property; making any agreement requiring the personal liability of the pledgor or seller or waiving any of the provisions of the Georgia statute; or failing to return or replace pledged goods upon payment of the full amount due (unless pledged goods have been taken into custody by a court or a law enforcement officer). If pledged goods are lost or damaged while in the possession of the pawnbroker, the pawnbroker must replace the lost or damaged goods with like kinds of merchandise.

Pawn transactions must be for 30-day periods, and are subject to grace periods, but may be extended for 30-day periods. Pawnbrokers are also subject to detailed advertising restrictions, including restrictions on signage at the location of the pawnshop.

Under Georgia law, total interest and service charges may not, during each 30-day period of the loan, exceed 25.0% of the principal amount advanced in the pawn transaction (except that after ninety days from the original date of the loan, the maximum rate declines to 12.5% for each subsequent 30-day period). Additional prescribed fees may be charged in connection with a pawn transaction involving a motor vehicle.

The statute provides that municipal authorities may license pawnbrokers, define their powers and privileges by ordinance, impose taxes upon them, revoke their licenses, and exercise such general supervision as will ensure fair dealing between the pawnbroker and its customers. Similar to Florida, if we fail to comply with Georgia law we could face loss or suspension of a license, the voiding of pawn transactions and prosecution for the commission of a misdemeanor (punishable by a fine of up to $1,000 per violation and imprisonment for up to one year).

Tennessee. Pawnbrokers in Tennessee are subject to regulation under the Tennessee Pawnbrokers Act of 1988. That Act has not substantially changed in the last ten years except with respect to certain fingerprinting requirements imposed in 2001.

The Tennessee Pawnbrokers Act provides for the licensing of pawnbrokers in that state. A pawnbroker license must be submitted to the county clerk in the county in which the pawnbroker establishment is to be operated. The application must include, in addition to identifying information, financial information and information confirming that the applicant has not been convicted of a felony within the past ten years. License eligibility requirements apply to each operator or beneficial owner of the pawnbroker as well as each officer, shareholder and director of the applicant.

Tennessee state law also: (i) requires that pawn transactions be reported to local law enforcement agencies; (ii) requires pawnbrokers to maintain insurance coverage on the property held on pledge for the benefit of the pledgor; (iii) establishes certain hours during which pawnshops may be open for business; (iv) in some cases requires the fingerprinting of the pawnbroker’s customers; and (v) requires that certain bookkeeping records be maintained. If requested by law enforcement agency in a county with a population in excess of 800,000, a pawnbroker is required to electronically transfer information on pledged goods to the local law enforcement agency. Tennessee law prohibits pawnbrokers from selling, redeeming or disposing of any goods pledged or pawned to or with them within 48 hours after making their report to local law enforcement agencies.

Tennessee pawnbrokers are also prohibited from: (i) engaging in a pawn transaction with a person under 18 years of age or who appears intoxicated or who is known by the pawnbroker to be a thief; (ii) engaging in a pawn transaction with a person who has been convicted of larceny, burglary or robbery, without first notifying a police officer; (iii) requiring the personal liability of a pledgor; (iv) accepting a waiver of any provisions of the Tennessee Pawnbrokers Act; (v) purchasing property in a pawn transaction for the pawnbroker’s own use; and (vi) entering into any pawn transaction which has a maturity date less than 30 days after the date of the pawn transaction. Moreover, tangible personal property received by a pawnbroker in a pawn transaction must be available for repurchase by the seller for at least 60 days following the date of pawn transaction.

The Tennessee statute establishes a maximum allowable interest rate of 2.0% per month of the pawn transaction; however, the pawnshop operator may charge an additional fee of up to one-fifth of the amount of the loan per month for investigating title, storing and insuring the security and various other expenses.

Violation of Tennessee state laws applicable to pawn transactions may result in suspension or loss of a license, the voiding of the pawn transaction, and prosecution for the commission of a misdemeanor (punishable by a fine up to $2,500 per violation and imprisonment for up to 11 months and 29 days). If the violation involves an act that constitutes theft, the violation may, depending upon the value of the item at issue, be prosecuted as a felony.

Other Regulatory Matters

Under the federal Gramm-Leach-Bliley Act and its underlying regulations as well as under various state laws and regulations relating to privacy and data security, we must disclose to our customers our privacy policy and practices, including those relating to the sharing of customers’ nonpublic personal information with third parties. This disclosure must be made to customers when the customer relationship is established and, in some cases, at least annually thereafter. These regulations also require the Company to ensure that our systems are designed to protect the confidentiality of customers’ nonpublic personal information and many of these regulations dictate certain actions we must take to notify consumers if their personal information is disclosed in an unauthorized manner.

Under the federal USA PATRIOT Act enacted in 2001, we must maintain an anti-money laundering compliance program covering certain of our business activities. The program must include: (i) the development of internal policies, procedures, and controls; (ii) designation of a compliance officer; (iii) an ongoing team member training program; and (iv) an independent audit function to test the program. The United States Department of the Treasury is expected to issue regulations clarifying the requirements for anti-money laundering compliance programs for the pawnbroking industry, but as of June 30, 2007 these regulations had not yet been issued.

Under the federal Bank Secrecy Act and regulations of the U.S. Department of the Treasury, we must report transactions occurring in a single day involving currency in an amount greater than $10,000, and also must retain records for five years for purchases of monetary instruments for cash in amounts from $3,000 to $10,000. In addition, multiple currency transactions must be treated as single transactions if the financial institution has knowledge that the transactions are by, or on behalf of, any person or entity and result in either cash in or cash out totaling more than $10,000 during any one day. In addition, federal regulations require us to report suspicious transactions involving at least $2,000 in a single day to the Financial Crimes Enforcement Network of the Treasury Department, or FinCen. The regulations generally describe three classes of reportable suspicious transactions—one or more related transactions that the business knows, suspects, or has reason to suspect: (i) involve funds derived from illegal activity or are intended to hide or disguise such funds; (ii) are designed to evade the requirements of the Bank Secrecy Act; or (iii) appear to serve no legitimate business or lawful purpose.

We are registered as a money services business with the Department of the Treasury and must re-register with FinCen by December 31, 2007, and at least every two years thereafter. We must also maintain a list of names and addresses of, and other information about, our stores and must make that list available to any requesting law enforcement agency. The store list must be updated at least annually.

During 2006, the U.S. Congress enacted legislation that caps the annual percentage rate charged on loans made to active military personnel at 36.0%; this legislation becomes effective in October 2007. As of the date of this prospectus, the 36.0% annual percentage rate cap applies to most loan products, including pawn loans. We do not have any loan products bearing an interest rate of 36.0% per annum or less, nor do we intend to develop any such product, as we believe the losses and servicing costs associated with lending to our traditional customer base would exceed the revenue produced at that rate. We do not expect this new legislation to have a material adverse effect on our financial condition or results of operations.

In addition to the federal and state statutes and regulations described above, we are subject to municipal ordinances that may require, for example, local licenses or permits and specified recordkeeping procedures, among other things. All of our pawnshops voluntarily, or pursuant to applicable laws, provide to a law enforcement department having jurisdiction daily information on all transactions involving pawn loans and over-the-counter purchases. These information reports are designed to provide the local law enforcement with a detailed description of the goods involved, including serial numbers (if any) and the name and address of the owner obtained from a valid identification card. This information is provided to local law enforcement agencies for processing to determine conflicting claims of rightful ownership. We also voluntarily participate with other pawn lenders to provide similar information to a national database available to law enforcement in multiple jurisdictions. Goods held to secure pawn loans or goods purchased that are determined to belong to an owner other than the borrower or seller are subject to recovery by the rightful owner. However, we historically have not experienced a material number of claims of this nature, and the claims experienced have not had a material adverse effect on our results of operations.

Team Members

At June 30, 2007, we had 532 team members. Our team members are not represented by any collective bargaining agreement, and we have never experienced a work stoppage. We believe we have good relations with our team members.

Facilities

Our corporate headquarters are located in Maitland, Florida, where we lease approximately 10,000 square feet under an agreement that expires in 2010. We lease all of our individual pawn lending stores. We believe that our current facilities are suitable and adequate to meet our current needs, and that suitable additional or substitute space will be available as needed to accommodate expansion of our operations. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Contractual Obligations and Commitments” and Note 10(a) of the notes to our consolidated financial statements for information regarding our lease obligations.

Legal Proceedings

We are not currently subject to any material legal proceedings. From time to time, however, we are named as a defendant in legal actions arising from our normal business activities. Although we cannot accurately predict the amount of our liability, if any, that could arise with respect to legal actions currently pending against us, we do not expect that any such liability will have a material adverse effect on our financial positions, operating results or cash flows.

MANAGEMENT

Executive Officers and Directors

Set forth below are our executive officers and directors and their ages and positions as of July 31, 2007.

Name	Age	Position
John Thedford	44	Chief Executive Officer, President and Chairman of the Board of Directors
Wilton Whitcomb.	50	Chief Financial Officer
Lawrence Kahlden.	46	Chief Operating Officer
Manuel A. Garcia	63	Director
J. Kevin Hyneman	46	Director
Michael E. Longo	46	Director
Charles Slatery	52	Director

John Thedford has served as our president and chief executive officer, and has been a member of our board of directors, since co-founding us in 1994. Since August 2007, Mr. Thedford has also served as chairman of the board of directors. Prior to co-founding us, Mr. Thedford worked at both Cash America International, Inc. and EZCORP, Inc., each of which is a provider of specialty financial services, including pawn loans. Mr. Thedford, a certified public accountant, began his career with Coopers & Lybrand. Mr. Thedford received his Bachelor of Science degree in Accounting from Wichita State University.

Wilton Whitcomb has served as our chief financial officer since December 2000. Prior to joining us in 1999, Mr. Whitcomb served as divisional controller of Host Marriott Corporation for four years. Prior to that, Mr. Whitcomb served in various positions, including divisional controller in the soft drink industry for both Pepsico, Inc. and Coca-Cola Enterprises, Inc. for eleven years. Mr. Whitcomb received his Masters of Business Administration from Boston College.

Lawrence Kahlden has served as our Chief Operating Officer since 2005. Prior to that, Mr. Kahlden served as our Director of Operations from 2002 to 2005, and as a Regional Manager from 1999 to 2002. Prior to joining us, Mr. Kahlden held various positions with Rentway and Rent-a-Center, both of which are rent-to-own companies. Mr. Kahlden is a graduate of Louisiana State University with a degree in Finance.

Manuel A. Garcia has been a member of our board of directors since 2006. Mr. Garcia has served as president and chief executive officer of Atlantic Coast Management, Inc., an operator of various restaurants in the Orlando, Florida area, since 1996. Mr. Garcia also serves as chairman of the board of Culinary Concepts, Inc., a consulting firm, on the board of directors of Burger King Holdings Inc., and on the board of trustees of Florida State University. Mr. Garcia is a graduate of Cornell University.

J. Kevin Hyneman has been a member of our board of directors since 2006, and previously served as a member of our board from 1999 to 2004. Mr. Hyneman has served as president of Kevin Hyneman Companies, Inc., a real estate development company specializing in land development, homebuilding and mini-storage development since 1983. Mr. Hyneman attended the University of Memphis.

Michael E. Longo has been a member of our board of directors since 2005. Mr. Longo has served as chief executive officer of Shelmar Retail Partners, LLC, a specialty clothing retailer, since October 2006. From October 2005, until October 2006, Mr. Longo served as chief executive officer of ML Group LLC, a provider of specialty consulting services. From 1992 until October 2005, Mr. Longo held various executive positions with AutoZone, Inc. Mr. Longo is a graduate of the United States Military Academy and received a Masters of Business Administration from Harvard University.

Charles Slatery has been a member of our board of directors since 1999. Mr. Slatery has served as president of NFC Investments, LLC, an investment advisory firm, since 2004. From 1985 to 2004, Mr. Slatery served as vice president of NewSouth Capital Management, an investment advisory firm. Mr. Slatery also serves as a director of WBL Corp. and Knox Holdings, Inc., each of which is an insurance holding company, WBL Partners, LLC and CSN, LLC, each of which is an investment partnership, and Intermark, Inc., an advertising agency. Mr. Slatery is a graduate of Wake Forest University and received a Masters of Business Administration from the University of Tennessee.

Board of Directors

Our business and affairs are managed under the direction of our board of directors. The board is currently composed of five directors, each of whom other than Mr. Thedford is an independent director under the applicable NASDAQ Marketplace Rules.

Board Committees

We plan to nominate three independent members to each of our audit committee, compensation committee and nominating and corporate governance committee prior to the consummation of this offering. All of our audit, compensation and nominating and corporate governance committee members will be independent as such term is defined under NASDAQ Marketplace Rule 4350. In addition, all of our audit committee members will meet the independence standards set forth in Rule 10a-3(b)(1) under the Securities Exchange Act of 1934, as amended.

Audit Committee

Upon the consummation of this offering, we will have an audit committee that will have responsibility for, among other things, assisting our board of directors in its oversight of:

•	the integrity of our consolidated financial statements;

•	our independent registered certified public accounting firm’s qualifications and independence;

•	the performance of our independent registered certified public accounting firm; and

•	any related person transactions.

The audit committee will have the sole and direct responsibility for appointing, evaluating and retaining our independent registered certified public accounting firm and for overseeing their work. All audit services to be provided to us and all non-audit services, other than de minimis non-audit services, to be provided to us by our independent auditors will be approved in advance by our audit committee.

The audit committee will have the power to investigate any matter brought to its attention within the scope of its duties and to retain counsel for this purpose where appropriate.

Compensation Committee

We intend to establish a compensation committee upon the consummation of this offering with responsibility for, among other things:

•	reviewing and recommending approval of compensation of our executive officers;

•	administering our equity incentive compensation plans; and

•	reviewing and making recommendations to our board of directors with respect to incentive compensation and equity plans.

Nominating and Corporate Governance Committee

We intend to establish a nominating and corporate governance committee upon the consummation of this offering with responsibility for, among other things:

•	identifying and recommending nominees for election to our board of directors;

•	developing and recommending to our board of directors our corporate governance principles; and

•	overseeing the evaluation of our board of directors and management.

Compensation Committee Interlocks and Insider Participation

None of our executive officers will serve as a member of the compensation committee, or other committee serving an equivalent function, and none of them has served, or will be permitted to serve, on the compensation committee, or other committee serving a similar function, of any other entity of which an executive officer is expected to serve as a member of our compensation committee.

Compensation Discussion and Analysis

Prior to the consummation of this offering, our board of directors has been responsible for the implementation and administration of all of our benefit and compensation plans and programs. On an annual basis, the board of directors has reviewed and approved the compensation of our chief executive officer and other executive officers. As soon as practicable after the consummation of this offering, the compensation committee of the board of directors shall be responsible for implementing and administering all aspects of our benefit and compensation plans and programs. All of the members of our compensation committee will be independent directors who are not currently members of our board.

In 2007, the board of directors hired a compensation consultant to compile information regarding the compensation paid by our three principal publicly-traded competitors, Cash America International, Inc., EZCORP, Inc. and First Cash Financial Services, Inc. On June 15, 2007, the board of directors approved employment agreements for each of our three executive officers. The terms of these agreements were based on prevailing market conditions and available data on the compensation of executives in similar positions with comparable companies, as compiled by the compensation consultant retained by the board of directors. Each of these employment agreements are effective for initial terms from January 1, 2007 through December 31, 2009.

Our chief executive officer has historically evaluated the performance of the other senior executives annually and reported on such to the full board of directors. In turn, the board of directors has evaluated the chief executive officer’s performance; in each case the evaluation is based on quantitative performance criteria, such as revenue and profitability, and qualitative criteria such as business decisions and identification and development of business opportunities. For 2006, all bonuses awarded to executive officers were based on the satisfaction of specific, quantitative performance targets.

Our board of directors believes that compensation paid to executive officers should be closely aligned with our performance on both a short-term and long-term basis, and that their compensation should assist us in attracting and retaining key executives critical to our success. Our compensation packages are designed to encourage executive officers to think and act like shareholders. We want our executive officers to take appropriate risks in order to generate returns for our shareholders and share in any adverse consequences if those risks cause poor performance or operating losses.

As described in the discussion of their employment agreements, each executive officer’s compensation package is comprised of the following components:

•

Base Salary. Each employment agreement establishes a base salary for the first year of the agreement, in the amount of $425,000 for Mr. Thedford, $215,000 for Mr. Whitcomb and $225,000 for Mr. Kahlden. These amounts were determined by the board of directors, based on its review of the information prepared by the compensation consultant retained by the board, and were generally lower than, or at the lower end of the range of, base salaries of comparable executives at the three publicly-traded competitors. The employment agreements of our senior executives contain provisions for annual increases in base salary based on the discretion of the board. Those increases will be based upon such factors as our performance, the performance of the senior executive and salaries of senior executives of comparable companies. The base salary is reviewed annually by the board of directors to ensure that the proper amount of compensation is being paid to such executive officer commensurate with his or her services performed for us.

•

Annual Cash Incentive Awards. Pursuant to the terms of their employment agreements, each executive officer is eligible to receive an annual cash bonus, payable quarterly, in an amount equal to 100% of his base salary, based upon our achievement of certain performance targets as set forth by the board of directors at the beginning of each fiscal year. The board of directors concluded, based on its review of the information prepared by the compensation consultant, that these award levels were consistent with, or slightly higher than, the averages of the comparable companies, resulting in total cash compensation targets (annual base salary plus cash incentive awards) that were within the range of total cash compensation paid to comparable executives at the comparable companies. For 2007, the board of directors has set performance targets for achievement of the cash incentive awards based on our target EBITDA for 2007, as set forth in the business plan approved by the board of directors at the end of 2006. The board of directors considered these targets to be achievable but challenging. Our board of directors believes that the use of these performance criteria adequately reflect both the quantitative performance of the executive officer and our company. Performance targets for achievement of cash incentive awards for 2006 were based on our target EBITDA for 2006, as set forth in the business plan approved by the board of directors at the end of 2005, of $11.3 million. Our actual EBITDA for 2006 was $11.7 million.

•

Equity Compensation. All of our executives have received equity compensation awards in the form of one-time incentive stock grants, effective with the execution of the employment agreements. These grants, though issued in 2007, were intended to provide consideration for prior service and performance and are immediately 100% vested. We will, in addition, reimburse the executives for their respective income tax exposures related to these grants.

•

Loan Forgiveness. As part of the employment agreement with John Thedford, our board of directors agreed to forgive the indebtedness owed to us by Mr. Thedford in the aggregate amount of approximately $1.7 million.

•

Other Benefits. Our board of directors provides each executive officer with certain other benefits, including automobile allowances, full medical and dental insurance coverage and life insurance. The board of directors has determined, based on publicly available information, that these benefits are typically provided to senior executives of similar consumer products companies.

In general, our board of directors has set forth the following policies with respect to our compensation and benefit plans and programs:

•	Base salary should comprise approximately 50% of an executive officer’s cash compensation and incentive bonuses should comprise the remaining 50% of such compensation.

•	There should be a direct relationship between compensation and the achievement of our short- and long-term goals and our management should be exposed to downside equity performance risk.

•

Prior to determining the compensation package, or a compensation award, to an executive officer, our board of directors takes into account the impact of the accounting and tax treatments of each particular compensation package or award.

Termination without cause. In the event that an executive is terminated without cause, the executive is eligible to receive his normal salary and benefits, without interruption, through the term of the respective employment agreements. The executive is also eligible to receive a prorated share of incentive compensation, based on the termination date, if agreed-upon performance targets are met.

Executive Compensation in Fiscal 2006

The following table sets forth the compensation earned by our executive officers during the year ended December 31, 2006. None of our executive officers have received any option grants or other equity-based incentives prior to 2007.

Summary Compensation Table

Name and Principal Position	Year	Salary ($)	Bonus ($)	Non-Equity Incentive Plan Compensation ($)	All Other Annual Compen- sation ($)		Total ($)
John Thedford	2006	400,000	—	400,000	12,000	(1)	812,000
Chairman of the Board, Chief Executive Officer and President
Wilton Whitcomb	2006	190,000	—	190,000	7,200		387,200
Chief Financial Officer
Lawrence Kahlden	2006	200,000	—	200,000	7,200		407,200
Vice President of Operations

(1) Consists of an automobile allowance.

Grants of Plan-Based Awards in Fiscal 2006

The following table provides information regarding plan-based awards granted during fiscal 2006 to our executive officers.

	Estimated Future Payouts Under Non-Equity Incentive Plan Awards
Name	Threshold ($)	Target ($)	Maximum ($)
John Thedford	—	400,000	—
Wilton Whitcomb	—	190,000	—
Lawrence Kahlden	—	200,000	—

Director Compensation

Currently, each of our outside directors receives an annual fee of $40,000 for serving on the board of directors. In addition, we reimburse our directors for travel expenses incurred in attending board meetings. We intend to evaluate and potentially revise our director compensation program in connection with the consummation of this offering.

The following table provides information about the compensation paid or accrued to our current outside directors during fiscal 2006.

Director Compensation in Fiscal 2006

Name	Fees Earned or Paid in Cash ($)	All Other Compen- sation ($)	Total ($)
Manny Garcia	40,000	—	40,000
Kevin Hyneman	40,000	—	40,000
Michael Longo	40,000	—	40,000
Charles Slatery	40,000	—	40,000

Employment Contracts and Severance Agreements

On June 15, 2007, our board of directors approved employment agreements with each of our three executive officers. Each employment agreement is for a term commencing effective as of January 1, 2007 and expiring on December 31, 2009, unless earlier terminated in accordance with its terms.

Under these employment agreements, Mr. Thedford is entitled to an annual salary of $425,000, Mr. Whitcomb is entitled to an annual salary of $215,000 and Mr. Kahlden is entitled to an annual salary of $225,000, in each case subject to review and potential increase by our board of directors annually, and upon the completion of this offering. In addition, each is eligible to receive a quarterly cash bonus, based upon the satisfaction of performance criteria to be established annually by our board. The annualized bonus amounts for each, which would be paid if that year’s bonus plan targets are met, are equal to the employee’s annual base salary. Each executive also received a grant of shares of our Series A-1 participating stock upon the execution of the employment agreements, as follows—Mr. Thedford, 342,861 shares, Mr. Whitcomb, 125,716 shares and Mr. Kahlden, 171,431 shares.

Under the employment agreements, if the executive’s employment is terminated by us without cause, or by the executive for good reason, the executive would be entitled to continue to receive his base salary, incentive bonuses and benefits for the remainder of the stated term of the employment agreement, as well as a lump sum payment equal to the annualized amount of the quarterly bonus, if any, payable to the executive on account of the quarter in which the termination occurs. In addition, if the termination of employment occurs during 2009, the executive would also be entitled to receive a lump sum payment equal to the executive’s then-current base salary.

Under the employment agreements, each of the executives has also entered not to compete with us during the term of his employment and, if the executive’s employment is terminated prior to the expiration of the agreement by us for cause, or by the executive without good reason, for two years thereafter.

Potential Payments Upon Termination or Change in Control

If we were to terminate any of our executive officers without cause, or if any of our executive officers were to terminate his employment with us for good reason, in either case as of December 31, 2006, he would be entitled to payments in the amounts set forth opposite their names in the below table (based on each executive’s base salary and benefits for 2006, and quarterly bonus received on account of the fourth quarter of 2006):

Name	Cash Severance	Benefits
John Thedford	$2.4 million in the aggregate, payable $33,333 per month through 2009, plus $100,000 per quarter through 2009	Benefits with an estimated value of $1,109 per month through 2009

Wilton Whitcomb	$1.14 million in the aggregate, payable $15,833 per month though 2009, plus $47,500 per quarter through 2009	Benefits with an estimated value of $1,109 per month through 2009

Lawrence Kahlden	$1.2 million in the aggregate, payable $16,667 per month through 2009, plus $50,000 per quarter through 2009	Benefits with an estimated value of $796 per month through 2009

Equity Compensation Plans

1999 Directors Option Plan

Our board of directors adopted our 1999 Directors Option Plan in July 1999. A maximum of 100,000 shares of common stock were reserved for issuances under the 1999 Directors Option Plan, which is administered by our board of directors.

Under the 1999 Directors Option Plan, each non-employee member of our board of directors was granted an option to purchase a specified number of shares of common stock. The options that were granted under the Plan are subject to the terms, including vesting, set forth in each option agreement.

As of June 30, 2007, eight of our directors and former directors held options under our 1999 Directors Option Plan exercisable for a total of 21,000 shares of our common stock, at an exercise price of $20.00 per share, all of which are fully vested. We do not intend to issue any additional securities under our 1999 Directors Option Plan.

2007 Incentive Compensation Plan

Prior to the closing of this offering, our board of directors plans to adopt and submit to our shareholders for approval our 2007 Incentive Compensation Plan. The purpose of our 2007 Incentive Compensation Plan is to assist us and our subsidiaries and other designated affiliates, which we refer to as “related entities,” in attracting, motivating, retaining and rewarding our high-quality executives and our other team members, officers, directors, consultants and other service providers, by enabling such persons to acquire or increase an ownership interest in us in order to strengthen the mutuality of interests between such service providers and our shareholders, and providing such service providers with long term performance incentives to expend their maximum efforts in the creation of shareholder value.

Administration. Our 2007 Incentive Compensation Plan is to be administered by a committee designated by our board of directors consisting of not less than two directors, provided that except as otherwise expressly provided in the 2007 Incentive Compensation Plan the board of directors may exercise any power or authority granted to the committee under our 2007 Incentive Compensation Plan. Subject to the terms of our 2007 Incentive Compensation Plan, the committee is authorized to select eligible persons to receive awards under the Plan, determine the type, number and other terms and conditions of and all other matters relating to, awards, prescribe award agreements (which need not be identical for each plan participant), and the rules and regulations for the administration of the 2007 Incentive Compensation Plan, construe and interpret the 2007 Incentive Compensation Plan and award agreements, and correct defects, supply omissions or reconcile inconsistencies therein, and make all other decisions and determinations as the committee may deem necessary or advisable for the administration of our 2007 Incentive Compensation Plan. In addition the committee may reduce the exercise price of any outstanding award under the Plan, cancel any outstanding award and the grant in substitution a new award covering the same or a different number of shares, cash or other valuable consideration (as determined by the committee) or any other action that is treated as a repricing under generally accepted accounting principles.

Eligibility. The persons eligible to receive awards under our 2007 Incentive Compensation Plan are the officers, directors, team members, consultants and other persons who provide services to us or any related entity. However, only our team members and team members of our subsidiaries or any parent may receive incentive stock options. An employee on leave of absence may be considered as still in the employ of us or a related entity for purposes of eligibility for participation in our 2007 Incentive Compensation Plan.

Types of Awards. Our 2007 Incentive Compensation Plan will provide for the issuance of stock options, stock appreciation rights, restricted stock, deferred stock, dividend equivalents, bonus stock and awards in lieu of cash compensation, other stock-based awards and performance awards. Performance awards may be based on the achievement of certain business or personal criteria or goals, as determined by the committee.

Shares Available for Awards; Annual Per-Person Limitations. The total number of shares of common stock that may be subject to the granting of awards under our 2007 Incentive Compensation Plan at any time during the term of the 2007 Incentive Compensation Plan shall be equal to              shares, plus an annual increase to be added on January 1 of each year, commencing on January 1, 2008 and ending on January 1, 2017, equal to the lesser of (1)     % of the shares of common stock outstanding on each such date (rounded down to the nearest whole share) or (2)         shares. Notwithstanding the foregoing, the committee may, prior to the first day of any fiscal year, reduce such annual increase to the share reserve by such lesser number of shares as the committee determines. Shares will become available for issuance under new awards to the extent awards previously granted under our 2007 Incentive Compensation Plan (1) are forfeited, expire or otherwise terminate without issuance of shares, (2) are settled for cash or otherwise do not result in the issuance of shares, (3) are exercised by the tender of shares (either actually, by attestation) or (4) are withheld upon exercise of an award to pay the exercise price or any tax withholding requirements. Awards issued in substitution for awards previously granted by a company acquired by us or a related entity, or with which we or any related entity combines, do not reduce the limit on grants of awards under the 2007 Incentive Compensation Plan. Also, shares acquired by us on the open market with the proceeds received by us for the exercise price of an option awarded under the 2007 Incentive Compensation Plan and the tax savings derived by us as a result of the exercise of options awarded under our 2007 Incentive Compensation Plan, are available for awards under our 2007 Incentive Compensation Plan.

Our 2007 Incentive Compensation Plan imposes individual limitations on certain awards. Under these limitations, during any fiscal year, no participant may be granted awards with respect to more than            shares, subject to adjustment upon certain changes in our capitalization. The maximum dollar value that may be paid out to any participant for any performance award with respect to any performance period is $            .

In the event that any dividend or other distribution (whether in the form of cash, shares of our common stock or other property), recapitalization, forward or reverse split, reorganization, merger, consolidation, spin-off, combination, repurchase, share exchange, liquidation, dissolution or other similar corporate transaction or event affects the shares of our common stock or other securities of ours or of any other issuer such that a substitution, exchange or adjustment is determined by the committee to be appropriate, then the committee will, in an equitable manner, substitute, exchange or adjust (1) the maximum number and kind of shares that may be issued under the 2007 Incentive Compensation Plan, (2) the number and kind of shares by which award limitations are measured, as described in the preceding paragraph , (3) the number and kind of shares subject to or deliverable in respect of outstanding awards, (4) the exercise price, grant price or purchase price relating to any award or the provision for payment of cash or other property in respect of any outstanding award, and (5) any other aspect of any award that the committee determines to be appropriate.

Stock Options and Stock Appreciation Rights. The committee is authorized to grant stock options, including both incentive stock options, which can result in potentially favorable tax treatment to the recipient, and non-qualified stock options, and stock appreciation rights entitling the recipient to receive the amount by which the fair market value of a share of common stock on the date of exercise exceeds the grant price of the stock appreciation right. The exercise price per share subject to an option and the grant price of a stock appreciation right are determined by the committee, but in the case of an incentive stock option must not be less than the fair market value of a share of common stock on the date of grant. For purposes of our 2007 Incentive Compensation Plan, the term “fair market value” means the fair market value of our common stock, awards or other property as determined by the committee or under procedures established by the committee. Unless otherwise determined by the committee, the fair market value of a share of our common stock as of any given date shall be the closing sales price per share of common stock as reported on the principal stock exchange or market on which the common stock is traded on the date as of which such value is being determined or, if there is no sale on that date, then on the last previous day on which a sale was reported. The maximum term of each option or stock appreciation right, the times at which each option or stock appreciation right will be exercisable, and provisions requiring forfeiture of unexercised options or stock appreciation rights at or following termination of service generally are fixed by the committee, except that no stock option or stock appreciation right may have a term exceeding ten years. Methods of exercise and settlement and other terms of the stock appreciation right are determined by the committee. The committee determines the methods in which the exercise price of options awarded under the 2007 Incentive Compensation Plan may be paid, which may include cash, shares, other awards or other property (including, to the extent permitted by law, loans to participants) or a cashless exercise procedure.

Restricted Stock and Deferred Stock. The committee is authorized to grant restricted stock and deferred stock. Restricted stock is a grant of shares of common stock which may not be sold or disposed of, and which may be forfeited in the event of certain terminations of employment, prior to the end of a restricted period specified by the committee. A participant granted restricted stock generally has all of the rights of a shareholder, unless otherwise determined by the committee. An award of deferred stock confers upon a participant the right to receive shares of common stock at the end of a specified period, subject to possible forfeiture of the award in the event of certain terminations of employment prior to the end of such specified period. Prior to settlement, an award of deferred stock carries no voting or dividend rights or other rights associated with share ownership, although dividend equivalents may be granted, as discussed below.

Dividend Equivalents. The committee is authorized to grant dividend equivalents conferring on participants the right to receive, currently or on a deferred basis, cash, shares of common stock, other awards or other property equal in value to dividends paid on a specific number of shares of common stock or other periodic payments. Dividend equivalents may be granted alone or in connection with another award, may be paid currently or on a deferred basis and, if deferred, may be deemed to have been reinvested in additional shares of common stock, awards or otherwise as specified by the committee.

Bonus Stock and Awards in Lieu of Cash Obligations. The committee is authorized to grant shares of common stock as a bonus free of restrictions, or to grant shares of common stock or other awards in lieu of our obligations to pay cash under our 2007 Incentive Compensation Plan or other plans or compensatory arrangements, subject to such terms as the committee may specify.

Other Stock-Based Awards. The committee is authorized to grant awards that are denominated or payable in, valued by reference to, or otherwise based on or related to shares of common stock. The committee determines the terms and conditions of such awards.

Performance Awards. The committee is authorized to grant performance awards to participants on terms and conditions established by the committee. The performance criteria to be achieved during any performance period and the length of the performance period is determined by the committee upon the grant of the performance award. Performance awards may be valued by reference to a designated number of shares of common stock (in which case they are referred to as performance shares) or by reference to a designated amount of property including cash (in which case they are referred to as performance units). Performance awards may be settled by delivery of cash, shares or other property, or any combination thereof, as determined by the committee. Performance awards granted to persons whom the committee expects will, for the year in which a deduction arises, be “covered employees” (as described below) will, if and to the extent intended by the committee, be subject to provisions that should qualify such awards as “performance-based compensation” not subject to the limitation on tax deductibility under Section 162(m) of the Internal Revenue Code. For purposes of Section 162(m), the term “covered employee” means our chief executive officer and each other person whose compensation is required to be disclosed in our filings with the Securities and Exchange Commission by reason of that person being among our four highest compensated officers as of the end of a taxable year. If and to the extent required under Section 162(m) of the Code, any power or authority relating to a performance award intended to qualify under Section 162(m) is to be exercised by the committee and not the board of directors.

If and to the extent that the committee determines that these provisions of our 2007 Incentive Compensation Plan are to be applicable to any award, one or more of the following business criteria for us, on a consolidated basis, and/or for our related entities, or for our business or geographical units and/or a related entity (except with respect to the total shareholder return and earnings per share criteria), shall be used by the committee in establishing performance goals for awards under our 2007 Incentive Compensation Plan: (1) earnings per share; (2) revenues or margins; (3) cash flow; (4) operating margin; (5) return on net assets, investment, capital, or equity; (6) economic value added; (7) direct contribution; (8) net income; pretax earnings; earnings before interest and taxes; earnings before interest, taxes, depreciation and amortization; earnings after interest expense and before extraordinary or special items; operating income; income before interest income or expense, unusual items and income taxes, local, state or federal and excluding budgeted and actual bonuses which might be paid under any ongoing bonus plans; (9) working capital; (10) management of fixed costs or variable costs; (11) identification or consummation of investment opportunities or completion of specified projects in accordance with corporate business plans, including strategic mergers, acquisitions or divestitures; (12) total shareholder return; (13) debt reduction; (14) market share; (15) entry into new markets, either geographically or by business unit; (16) customer retention and satisfaction; (17) strategic plan development and implementation, including turnaround plans; and/or (18) the fair market value of a share of common stock. Any of the above goals may be determined on a relative or absolute basis or as compared to the performance of a published or special index deemed applicable by the committee. The committee may, in its discretion, determine that the amount payable as a performance award will be reduced from the amount of any potential award.

Other Terms of Awards. Awards may be settled in the form of cash, shares of common stock, other awards or other property, in the discretion of the committee. The committee may require or permit participants to defer the settlement of all or part of an award in accordance with such terms and conditions as the committee may establish, including payment or crediting of interest or dividend equivalents on deferred amounts, and the crediting of earnings, gains and losses based on deemed investment of deferred amounts in specified investment vehicles. The committee is authorized to place cash, shares of common stock or other property in trusts or make other arrangements to provide for payment of our obligations under our 2007 Incentive Compensation Plan. The committee may condition any payment relating to an award on the withholding of taxes and may provide that a portion of any shares of common stock or other property to be distributed will be withheld (or previously acquired shares of common stock or other property be surrendered by the participant) to satisfy withholding and other tax obligations.

Transferability. Awards granted under our 2007 Incentive Compensation Plan generally may not be pledged or otherwise encumbered and are not transferable except by will or by the laws of descent and distribution, or to a designated beneficiary upon the participant’s death, except to the extent expressly permitted by the committee in the award agreement.

Acceleration of Vesting; Change in Control. The committee may, in its discretion, accelerate the exercisability, the lapsing of restrictions or the expiration of deferral or vesting periods of any award, including if we undergo a “change in control”, as defined in our 2007 Incentive Compensation Plan. In addition, the committee may provide in an award agreement that the performance goals relating to any performance award will be deemed to have been met upon the occurrence of any “change in control.”

Amendment and Termination. The board of directors may amend, alter, suspend, discontinue or terminate our 2007 Incentive Compensation Plan without further shareholder approval, except shareholder approval must be obtained for any amendment or alteration if such approval is required by law or regulation or under the rules of any stock exchange or quotation system on which shares of our common stock are then listed or quoted. Shareholder approval will not be deemed to be required under laws or regulations, such as those relating to incentive stock options, that condition favorable treatment of plan participants on such approval, although the board of directors may, in its discretion, seek shareholder approval in any circumstance in which it deems such approval advisable. Our 2007 Incentive Compensation Plan will terminate at the earliest of: (1) such time as no shares of common stock remain available for issuance under the Plan; (2) such date as the Plan is terminated by our board of directors; and (3) the tenth anniversary of the effective date of the Plan. Awards outstanding upon termination of our 2007 Incentive Compensation Plan shall remain in effect until they have been exercised or terminated, or have expired.

Limitation of Liability and Indemnification of Directors and Officers

Our articles of incorporation require us to indemnify and limit the liability of directors to the fullest extent permitted by the Florida Business Corporation Act, or the FBCA, as it currently exists or as it may be amended in the future.

Pursuant to the FBCA, a Florida corporation may indemnify any person who may be a party to any third party proceeding by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee, or agent of another entity, against liability incurred in connection with such proceeding (including any appeal thereof) if he or she acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

In addition, in accordance with the FBCA, a Florida corporation is permitted to indemnify any person who may be a party to a derivative action if such person acted in any of the capacities set forth in the preceding paragraph, against expenses and amounts paid in settlement not exceeding, in the judgment of the board of directors, the estimated expenses of litigating the proceeding to conclusion, actually and reasonably incurred in connection with the defense or settlement of such proceeding (including appeals), provided that the person acted under the standards set forth in the preceding paragraph. However, no indemnification shall be made for any claim, issue, or matter for which such person is found to be liable unless, and only to the extent that, the court determines that, despite the adjudication of liability, but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnification for such expenses which the court deems proper.

Any indemnification made under the above provisions, unless pursuant to a court’s determination, may be made only after a determination that the person to be indemnified has met the standard of conduct described above. This determination is to be made by a majority vote of a quorum consisting of the disinterested directors of the board of directors, by duly selected independent legal counsel or by a majority vote of the disinterested shareholders. The board of directors also may designate a special committee of disinterested directors to make this determination. Notwithstanding the foregoing, a Florida corporation must indemnify any director, officer, employee or agent of a corporation who has been successful in the defense of any proceeding referred to above.

Generally, pursuant to the FBCA, a director of a Florida corporation is not personally liable for monetary damages to our company or any other person for any statement, vote, decision, or failure to act, regarding corporate management or policy, unless: (a) the director breached or failed to perform his duties as a director; and (b) the director’s breach of, or failure to perform, those duties constitutes (i) a violation of criminal law, unless the director had reasonable cause to believe his conduct was lawful or had no reasonable cause to believe his or her conduct was unlawful, (ii) a transaction from which the director derived an improper personal benefit, either directly or indirectly, (iii) an approval of an unlawful distribution, (iv) with respect to a proceeding by or in the right of the company to procure a judgment in its favor or by or in the right of a shareholder, conscious disregard for the best interest of the company, or willful misconduct, or (v) with respect to a proceeding by or in the right of someone other than the company or a shareholder, recklessness or an act or omission which was committed in bad faith or with malicious purpose or in a manner exhibiting wanton and willful disregard of human rights, safety, or property. The term “recklessness,” as used above, means the action, or omission to act, in conscious disregard of a risk: (a) known, or so obvious that it should have been known, to the directors; and (b) known to the director, or so obvious that it should have been known, to be so great as to make it highly probable that harm would follow from such action or omission.

Furthermore, under the FBCA, a Florida corporation is authorized to make any other further indemnification or advancement of expenses of any of its directors, officers, employees or agents under any bylaw, agreement, vote of shareholders or disinterested directors, or otherwise, both for actions taken in an official capacity and for actions taken in other capacities while holding such office. However, a corporation cannot indemnify or advance expenses if a judgment or other final adjudication establishes that the actions of the director, officer, employee, or agent were material to the adjudicated cause of action and the director, officer, employee, or agent (a) violated criminal law, unless the director, officer, employee, or agent had reasonable cause to believe his or her conduct was unlawful, (b) derived an improper personal benefit from a transaction, (c) was or is a director in a circumstance where the liability for unlawful distributions applies, or (d) engaged in willful misconduct or conscious disregard for the best interests of the corporation in a proceeding by or in right of the corporation to procure a judgment in its favor.

We intend to enter into agreements to indemnify our directors and executive officers in addition to the indemnification provided for in our articles of incorporation and our bylaws. These agreements, among other things, will provide for indemnification of our directors and executive officers for expenses specified in the agreements, including attorneys’ fees, judgments, fines and settlement amounts incurred by any of these persons in any action or proceeding arising out of these persons’ services as a director or executive officer for us, any of our subsidiaries or any other entity to which the person provides services at our request. We believe that these provisions and agreements are necessary to attract and retain qualified persons as directors and executive officers.

We maintain a liability insurance policy, pursuant to which our directors and officers may be insured against liability they incur for serving in their capacities as directors and officers of our company.

We believe that the limitation of liability provision in our articles of incorporation and proposed indemnification agreements and the liability insurance policy that we maintain will facilitate our ability to continue to attract and retain qualified individuals to serve as our directors and officers.

These limitation of liability and indemnification provisions may discourage a shareholder from bringing a lawsuit against directors for breach of their fiduciary duties. The provisions may also reduce the likelihood of derivative litigation against directors and officers, even though an action, if successful, might benefit us and our shareholders. A shareholder’s investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these limitation of liability and indemnification provisions.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Other than the transactions described under the heading “Executive Compensation” (or with respect to which information is omitted in accordance with SEC regulations) and the transactions described below, since January 1, 2004 there have not been, and there is not currently proposed, any transaction or series of similar transactions to which we were or will be a party in which the amount involved exceeded or will exceed $120,000 and in which any director, executive officer, holder of more than 5% of any class of our capital stock or any member of the immediate family of any of the foregoing persons had or will have a direct or indirect material interest.

Although we do not have a separate conflicts policy, we comply with Florida law with respect to transactions involving potential conflicts. Florida law requires that all transactions between us and any director or executive officer are subject to full disclosure and approval of the majority of the disinterested members of our board of directors, approval of the majority of our shareholders or the determination that the contract or transaction is intrinsically fair to us.

Loans

In 2005, we loaned approximately $752,000 to Mr. Thedford for the purpose of purchasing shares of our capital stock, and consolidated that amount with a previously outstanding note receivable, in the amount of approximately $980,000, from Mr. Thedford. In June 2007, pursuant to the employment agreement we entered into with Mr. Thedford, we forgave the indebtedness owned to us by Mr. Thedford, in the aggregate amount of approximately $1.7 million.

Indemnification Agreements

We intend to enter into indemnification agreements with our directors and executive officers, as described in “Management—Limitations of Liability of Directors and Officers and Indemnification.” In addition, we have purchased a policy of directors’ and officers’ liability insurance that insures our directors and officers against the cost of defense, settlement or payment of a judgment in some circumstances.

PRINCIPAL AND SELLING SHAREHOLDERS

The following table provides information concerning beneficial ownership of our common stock as of June 30, 2007, by:

•	each of our executive officers;

•	each of our directors;

•	all of our directors and executive officers as a group; and

•	each of the other selling shareholders.

We are not aware of any other shareholder, or group of affiliated shareholders, that owns more than 5% of our outstanding common stock. The following table lists the number of shares and percentage of shares beneficially owned based on 5,888,074 shares of common stock outstanding as of June 30, 2007, as adjusted to reflect the conversion of the outstanding shares of participating stock upon completion of this offering. The table also lists the applicable percentage beneficial ownership based on shares of common stock outstanding upon completion of this offering, assuming no exercise of the underwriters’ over-allotment option to purchase up to an aggregate of shares of our common stock from the selling shareholders.

Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission, and generally includes voting power and/or investment power with respect to the securities held. Shares of common stock subject to options and warrants currently exercisable or exercisable within 60 days of June 30, 2007, are deemed outstanding and beneficially owned by the person holding such options or warrants for purposes of computing the number of shares and percentage beneficially owned by such person, but are not deemed outstanding for purposes of computing the percentage beneficially owned by any other person. Except as indicated in the footnotes to this table, the persons or entities named have sole voting and investment power with respect to all shares of our common stock shown as beneficially owned by them.

Unless otherwise indicated, the principal address of each of the persons below is c/o Value Financial Services, Inc., 1063 Maitland Center Commons Blvd., Suite 200, Maitland, Florida 32751.

	Prior to the Offering			After the Offering
	Number of Shares Beneficially Owned	Percentage of Outstanding Shares	Number of Shares Offered Hereby	Number of Shares Beneficially Owned	Percentage of Outstanding Shares
Executive Officers and Directors
John D. Thedford	589,848	10.0
Wilton Whitcomb	186,716	3.2
Lawrence Kahlden	232,431	3.9
Manual A. Garcia	—	—
Kevin Hyneman	421,033	7.1
Michael Longo	—	—
Charles Slatery	993,400	16.9
All directors and officers as a group (7 persons)	2,423,428	41.2
Other Selling Shareholders
*	Denotes less than 1.0%.

DESCRIPTION OF CAPITAL STOCK

The following description of our common stock and preferred stock and the relevant provisions of our amended and restated articles of incorporation and amended and restated bylaws as will be in effect upon the closing of this offering are summaries and are qualified by reference to these documents. Forms of these documents have been filed with the Securities and Exchange Commission as exhibits to our registration statement, of which this prospectus forms a part. The description of common stock and preferred stock reflect changes to our capital structure that will occur upon the completion of this offering. For further description of our currently outstanding shares of participating stock, see Note 6 of the Notes to Consolidated Financial Statements. We are permitted to require, upon the closing of a public offering of our equity securities, that all of our currently outstanding shares of participating stock be converted into shares of our common stock, on a one-for-one basis. Upon completion of this offering, all of our 5,888,074 currently outstanding shares of participating stock will be converted into the same number of shares of our common stock, and there will not be any shares of any currently outstanding series of participating stock authorized.

Upon the closing of this offering, our authorized capital stock will consist of             shares of common stock, par value $.01 per share and              shares of preferred stock, par value $.01 per share.

Common Stock

As of             , 2007, there were              shares of common stock outstanding, assuming conversion of all outstanding shares of participating stock, held of record by              shareholders. Based upon the number of shares outstanding as of that date and giving effect to the sale of shares of common stock in this offering, assuming the exercise of all outstanding options to purchase shares of our common stock at an exercise price of $0.01 per share, there will be approximately              shares of common stock outstanding at the closing of this offering. Holders of common stock are entitled to one vote per share on matters submitted to a vote of shareholders. Holders of common stock do not have cumulative voting rights. Holders of the common stock are entitled to receive dividends as may be declared from time to time by our board of directors out of funds legally available for the payment of dividends, subject to the preferences that apply to any outstanding preferred stock. See “Dividend Policy.” Upon our liquidation, dissolution or winding up, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities and after giving effect to the liquidation preference of any outstanding preferred stock. The common stock has no preemptive or conversion rights and no additional subscription rights. There are no redemption or sinking fund provisions applicable to the common stock.

As of June 30, 2007, there were option rights outstanding that could potentially result in the issuance of 758,295 shares of common stock. These option rights are associated with our Series A-2 participating stock (which will convert into common stock upon the closing of this offering). The stock was sold in 2001 and each buyer was able to purchase one option right for $0.10 for every share of Series A-2 participating stock purchased. The option right provides for the holder to choose between either a liquidation preference amount equal to $2.70 per option or the right to purchase one-half share of the Company’s common stock at $0.01 per share. Prior to this offering, there were 1,516,590 shares of Series A-2 participating stock outstanding and a corresponding number of option rights. These option rights, if all converted to common stock, would result in the issuance of 758,295 shares.

Preferred Stock

Upon the closing of this offering, our board of directors will be authorized, without shareholder action, to designate and issue from time to time shares of preferred stock in one or more series. The board of directors may designate the price, rights, preferences and privileges of the shares of each series of preferred stock, which may be greater than the rights of the common stock. It is not possible to state the actual effect of the issuance of any shares of preferred stock upon the rights of holders of common stock until the board of directors determines the specific rights of the preferred stock. However, possible effects of issuing preferred stock with voting and conversion rights include:

•	restricting dividends on common stock;

•	diluting the voting power of common stock;

•	impairing the liquidation rights of the common stock;

•	delaying or preventing a change of control of us without shareholder action; and

•	harming the market price of common stock.

Upon the closing of this offering, no shares of our preferred stock will be outstanding. We have no present plans to issue any shares of preferred stock.

Anti-Takeover Effects of Certain Provisions of our Articles of Incorporation, Bylaws and Florida Law

Issuance of preferred stock

As noted above, our board of directors, without shareholder approval, has the authority under our articles of incorporation to issue preferred stock with rights superior to the rights of the holders of common stock. As a result, preferred stock could be issued quickly and easily, could adversely affect the rights of holders of common stock, and could be issued with terms calculated to delay or prevent a change of control or make removal of management more difficult.

Requirements for advance notification of shareholder nominations and proposals

Our bylaws contain advance notice procedures with respect to shareholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors or a committee thereof. Our bylaws also specify certain requirements as to the form and content of a shareholder’s notice. These provisions may preclude our shareholders from bringing matters before our annual meeting of shareholders or from making nominations for directors at our annual meeting or a special meeting of shareholders.

Shareholder meetings

Our articles of incorporation and bylaws provide that our shareholders may call a special meeting only upon the request of holders of at least a majority of the outstanding shares entitled to vote at such meeting. Additionally, the board of directors, the chairman of the board or our chief executive officer may call special meetings of shareholders.

Amendment of bylaws

Our bylaws provide that shareholders can amend the bylaws only upon the affirmative vote of the holders of at least     % of the outstanding shares of the capital stock then entitled to vote, voting together as a single class.

Florida law

The Florida Business Corporation Act, or FBCA, prohibits the voting of shares in a publicly held Florida corporation that are acquired in a “control share acquisition” unless the holders of a majority of the corporation’s voting shares (exclusive of shares held by officers of the corporation, inside directors or the acquiring party) approve the granting of voting rights as to the shares acquired in the control share acquisition or unless the acquisition is approved by the corporation’s board of directors. A “control share acquisition” is defined as an acquisition that immediately thereafter entitles the acquiring party to vote in the election of directors within each of the following ranges of voting power: (i) one-fifth or more but less than one-third of all voting power; (ii) one-third or more but less than a majority of all voting power; and (iii) more than a majority of all voting power.

The FBCA also contains an “affiliated transaction” provision that prohibits a publicly held Florida corporation from engaging in a broad range of business combinations or other extraordinary corporate transactions with an “interested shareholder” unless, among others: (i) the transaction is approved by a majority of disinterested directors before the person becomes an interested shareholder; (ii) the interested shareholder has owned at least 80.0% of the corporation’s outstanding voting shares for at least five years; or (iii) the transaction is approved by the holders of two-thirds of the corporation’s voting shares other than those owned by the interested shareholder. An interested shareholder is defined as a person who together with affiliates and associates beneficially owns more than 10.0% of the corporation’s outstanding voting shares.

We are subject to the Florida anti-takeover provisions under the FBCA because we have not elected to opt out of those provisions in our articles of incorporation or bylaws as permitted by Florida law.

Transfer Agent And Registrar

The transfer agent and registrar for our common stock is                      .

Listing

We intend to apply for our common stock to be quoted on the NASDAQ Global Market under the symbol “VFSI.”

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has not been any public market for our common stock. We cannot predict the effect, if any, that the sale of our common stock or the availability of shares of common stock for sale will have on the market price prevailing from time to time. Nevertheless, sales of substantial amounts of common stock in the public market, or the perception that such sales could occur, could adversely affect the market price of the common stock and could impair our future ability to raise capital through the sale of equity securities.

Upon the closing of this offering, we will have an aggregate of              shares of common stock outstanding based on the number of shares outstanding as of June 30, 2007, assuming the exercise of all outstanding options to purchase shares of our common stock at an exercise price of $0.01 per share. Of these outstanding shares, all the              shares sold in this offering will be freely tradable, except that any shares purchased by “affiliates” (as that term is defined in Rule 144 under the Securities Act of 1933), may only be sold in compliance with the limitations described below. Approximately              shares of common stock held by our existing shareholders upon the closing of this offering will be deemed “restricted securities,” as defined in Rule 144. Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under Rule 144, including Rule 144(k) or Rule 701, promulgated under the Securities Act, which rules are summarized below. Giving effect to the lock-up agreements described below and the provisions of Rule 144, including Rule 144(k) and Rule 701, the restricted shares available for sale in the public market will be as follows:

•	shares will be eligible for immediate sale in the public market on the date of this prospectus; and

•

shares will be eligible for sale 180 days after the effective date of the offering, subject in some cases to certain volume limitations and subject to the extension of the restrictions set forth in applicable lock-up agreements in specific instances referred to in “Shares Eligible For Future Sale—Lock-Up Agreements.”

Lock-up Agreements

Our directors, officers and certain shareholders, holding an aggregate of              shares of our common stock as of June 30, 2007 have entered into lock-up agreements that generally provide that these holders will not offer, pledge, sell, agree to sell, directly or indirectly, or otherwise dispose of any shares of common stock or any securities convertible into or exchangeable for shares of common stock without the prior written consent of JMP Securities LLC for a period of 180 days from the date of this prospectus.

The restrictions contained in these lock-up agreements do not apply to the establishment of a trading plan pursuant to Rule 10b5-1 under the Securities Exchange Act of 1934, provided that no transfers occur under such plan during the applicable lock-up period.

We have agreed that for a period of 180 days after the date of this prospectus, we will not, without the prior written consent of JMP Securities LLC, offer, pledge, sell or otherwise dispose of any shares of common stock, except for:

•	the shares of common stock offered in this offering;

•	the shares of common stock issuable upon exercise or conversion of options, warrants or securities outstanding on the date of this prospectus;

•	the shares of our common stock that are issued under our stock option plans; and

•

the issuance by us of shares of our common stock in connection with an acquisition or merger transaction, provided that the recipients of the shares agree to be bound by the terms of these lock-up provisions.

The 180-day restricted periods described above are subject to extension such that, in the event that either (1) during the last 17 days of the 180-day restricted period, we issue an earnings release relating to us or material news or a material event relating to us occurs or (2) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period, the restrictions on offers, pledges, sales, agreements to sell or other dispositions of common stock or securities convertible into or exchangeable or exercisable for shares of our common stock described above will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release.

Rule 144

Under Rule 144 as currently in effect, a person, or persons whose shares are required to be aggregated, including an affiliate of ours, who has beneficially owned shares for at least one year is generally entitled to sell, within any three-month period, a number of shares that does not exceed the greater of one percent of the then outstanding shares of common stock, approximately shares immediately after this offering, or the average weekly trading volume in our common stock during the four calendar weeks preceding the date on which notice of such sale is filed, subject to restrictions. In addition, a person who is not deemed to have been an affiliate at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least two years would be entitled to sell such shares under Rule 144(k) without regard to the requirements described above. To the extent that shares were acquired from an affiliate of ours, such person’s holding period for the purpose of effecting a sale under Rule 144 commences on the date of transfer from the affiliate.

Stock Options

We intend to file one or more registration statements on Form S-8 under the Securities Act to register all shares of common stock subject to outstanding stock options and common stock issued or issuable under our 2001 Incentive Compensation Plan and our 2007 Incentive Compensation Plan. We expect to file the registration statement covering shares offered pursuant to these plans within 180 days after the date of this prospectus, permitting the resale of such shares by nonaffiliates in the public market without restriction under the Securities Act.

UNDERWRITING

The underwriters named below, acting through their representative JMP Securities LLC, have severally agreed with us and the selling shareholders, subject to the terms and conditions of the underwriting agreement, dated                          , 2007, to purchase the number of shares of common stock provided below opposite their respective names.

Name	Number of Shares
JMP Securities LLC
Ferris, Baker Watts, Incorporated

The underwriters are offering the shares of common stock subject to their acceptance of the shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of common stock offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of common stock if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ over-allotment option described below.

Over-Allotment Option

The selling shareholders have granted the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to an aggregate of                     additional shares of common stock to cover over-allotments, if any, at the public offering price set forth on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of common stock offered by this prospectus. If the underwriters exercise this option, each underwriter will be obligated, subject to some conditions, to purchase a number of additional shares proportionate to that underwriter’s initial purchase commitment as indicated in the table above.

Commission and Expenses

The underwriters have advised us that they propose to offer the shares of common stock to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $             per share. The underwriters may allow, and certain dealers may reallow, a discount from the concession not in excess of $             per share of common stock to certain brokers and dealers. After this offering, the initial public offering price, concession and reallowance to dealers may be reduced by the representatives. No such reduction shall change the amount of proceeds to be received by us as set forth on the cover page of this prospectus. The shares of common stock are offered by the underwriters as stated herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. The underwriters do not intend to confirm sales to any accounts over which they exercise discretionary authority.

The following table shows the underwriting discounts and commissions payable to the underwriters by us and the selling shareholders in connection with this offering. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ over-allotment option to purchase shares.

Total
	Per Share	No Exercise	Full Exercise
Total underwriting discounts and commissions to be paid by us	$	$	$
Total underwriting discounts and commissions to be paid by selling shareholders	$	$	$

We estimate that expenses payable by us in connection with the offering of shares of common stock, other than the underwriting discounts and commissions referred to above, will be approximately $            .

Indemnification

We and the selling shareholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act and liabilities arising from breaches of representations and warranties contained in the underwriting agreement, or to contribute to payments that the underwriters may be required to make in respect of those liabilities.

Lock-up Agreements

We, our officers directors and certain of our shareholders have agreed, subject to limited exceptions, for a period of 180 days after the date of the underwriting agreement, not to offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise dispose of , directly or indirectly any shares of common stock or any securities convertible into or exchangeable for shares of our common stock either owned as of the date of the underwriting agreement or thereafter acquired without the prior written consent of JMP Securities LLC. This 180-day period may be extended if (1) during the last 17 days of the 180-day period, we issue an earnings release or material news or a material event regarding us occurs or (2) prior to the expiration of the 180-day period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period, then the period of such extension will be 18-days, beginning on the issuance of the earnings release or the occurrence of the material news or material event. If after any announcement described in clause (2) of the preceding sentence, we announce that we will not release earnings results during the 16-day period, the lock-up period shall expire the later of the expiration of the 180-day period and the end of any extension of such period made pursuant to clause (1) of the preceding sentence. JMP Securities LLC may, in its sole discretion and at any time or from time to time before the termination of the lock-up period, without notice, release all or any portion of the securities subject to lock-up agreements. With the exception of the underwriters’ over-allotment option, there are no existing agreements between JMP Securities LLC and us or any of our shareholders who will execute a lock-up agreement, providing consent to the sale of shares prior to the expiration of the lock-up period.

Listing

We intend to apply to list our common stock on the NASDAQ Global Market under the trading symbol “VFSI.”

Electronic Distribution

A prospectus in electronic format may be made available on websites or through other online services maintained by one or more of the underwriters of this offering, or by their affiliates. Other than the prospectus in electronic format, the information on any underwriter’s website and any information contained in any other website maintained by an underwriter is not part of this prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or any underwriter in its capacity as underwriter, and should not be relied upon by investors.

Price Stabilization, Short Positions and Penalty Bids

Until the distribution of the shares of common stock is completed, SEC rules may limit underwriters from bidding for and purchasing shares. However, the representative may engage in transactions that stabilize the market price of the shares, such as bids or purchases to peg, fix or maintain that price so long as stabilizing transactions do not exceed a specified maximum.

In connection with this offering, the underwriters may engage in transactions that stabilize, maintain or otherwise make short sales of shares of our common stock and may purchase shares of our common stock on the open market to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in this offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ over-allotment option to purchase additional shares in this offering. The underwriters may close out any covered short position by either exercising their over-allotment option or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. “Naked” short sales are sales in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in this offering. A “stabilizing bid” is a bid for or the purchase of shares of common stock on behalf of the underwriter in the open market prior to the completion of this offering for the purpose of fixing or maintaining the price of the shares of common stock. A “syndicate covering transaction” is the bid for or purchase of shares of common stock on behalf of the underwriters to reduce a short position incurred by the underwriters in connection with this offering.

Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our stock or preventing or retarding a decline in the market price of our stock. As a result, the price of our stock may be higher than the price that might otherwise exist in the open market.

The representative may also impose a “penalty bid” on underwriters. A “penalty bid” is an arrangement permitting the representative to reclaim the selling concession otherwise accruing to the underwriters in connection with this offering if the shares of common stock originally sold by the underwriters are purchased by the underwriters in a syndicate covering transaction and have therefore not been effectively placed by the underwriters. The imposition of a penalty bid may also affect the price of the shares of common stock in that it discourages resales of those shares of common stock.

Neither we nor any of the underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of shares of our common stock. In addition, neither we nor any of the underwriters makes any representation that the representative will engage in these transactions or that any transaction, if commenced, will not be discontinued without notice.

No Public Market

Prior to this offering, there has not been a public market for our common stock. Consequently, the initial public offering price for our shares of common stock will be determined by negotiations between us and the underwriters. Among the factors to be considered in these negotiations will be prevailing market conditions, our financial information, market valuations of other companies that we and the underwriters believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant.

We offer no assurances that the initial public offering price will correspond to the price at which the common stock will trade in the public market subsequent to this offering or that an active trading market for the common stock will develop and continue after this offering.

Directed Share Program

We currently anticipate that we will undertake a directed share program, pursuant to which we will direct the underwriters to reserve up to             shares of common stock for sale at the initial public offering price to directors, officers, employees and certain other persons associated with us through a directed share program. The number of shares of common stock available for sale to the general public in the public offering will be reduced to the extent these persons purchase these reserved shares. Any shares not so purchased will be offered by the underwriters to the general public on the same basis as other shares offered hereby.

Affiliations

The underwriters and their affiliates have provided, and may in the future provide, various investment banking, commercial banking, financial advisory and other services to us and our affiliates for which services they have received, and may in the future receive, customary fees. In the course of their businesses, the underwriters and their affiliates may actively trade our securities or loans for their own account or for the accounts of customers, and, accordingly, the underwriters and their affiliates may at any time hold long or short positions in such securities or loans.

LEGAL MATTERS

Greenberg Traurig, LLP, New York, NY, has provided us an opinion relating to the validity of the common stock issued in this offering. Legal matters will be passed upon for the underwriters by Proskauer Rose LLP, New York, NY.

EXPERTS

Our consolidated financial statements at December 31, 2006 and 2005, and for each of the three years in the period ended December 31, 2006 appearing in this prospectus and registration statement have been audited by Tedder, James Worden & Associates, P.A., independent registered certified public accounting firm, as set forth in their reports thereon appearing elsewhere herein, and are included in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

CHANGES IN REGISTRANT’S CERTIFYING ACCOUNTANT

On June 5, 2007, Value Financial Services, Inc. was notified that certain partners of Tedder, James, Worden & Associates, P.A. had merged with McGladrey & Pullen, LLP and that Tedder, James, Worden & Associates, P.A. would no longer be the auditor for the Company. McGladrey & Pullen, LLP was appointed as the Company’s new auditor on June 8, 2007.

The audit reports of Tedder, James, Worden & Associates, P.A. on the consolidated financial statements of Value Financial Services, Inc. and subsidiary as of and for the years ended December 31, 2005 and 2006 did not contain an adverse opinion or a disclaimer of opinion, and were not qualified or modified as to uncertainty, audit scope or accounting principles.

The decision to engage McGladrey & Pullen, LLP was approved by the audit committee of the board of directors.

During the Company’s two most recent fiscal years ended December 31, 2005 and 2006 and through the date of this Form S-1 the Company did not consult with McGladrey & Pullen, LLP on (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that may be rendered on the Company’s financial statements, and McGladrey & Pullen, LLP did not provide either a written report or oral advice to the Company that McGladrey & Pullen, LLP concluded was an important factor considered by the Company in reaching a decision as to any accounting, auditing or financial reporting issue; or (ii) the subject of any disagreement, as defined in Item 304(a)(1)(iv) of Regulation S-K and the related instructions, or a reportable event within the meaning set forth in Item 304(a)(1)(v) of Regulation S-K.

In connection with the audits of the Company’s consolidated financial statements for each of the fiscal years ended December 31, 2005 and 2006 and through the date of this Form S-1 there were: (1) no disagreements between the Company and Tedder, James, Worden & Associates, P.A. on any matters of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements, if not resolved to the satisfaction of Tedder, James, Worden & Associates, P.A., would have caused Tedder, James, Worden & Associates, P.A. to make reference to the subject matter of the disagreement in their reports on the Company’s financial statements for such years, and (2) no reportable events within the meaning set forth in Item 304(a)(1)(v) of Regulation S-K.

ADDITIONAL INFORMATION

We have filed with the Commission a registration statement on Form S-1 with respect to the common stock offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules which are part of the registration statement. For further information with respect to us and the common stock, reference is made to the registration statement and the exhibits and schedules thereto. You may read and copy any document we file at the Commission’s public reference room located at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the Commission at 1-800-SEC-0330 for further information about the public reference room. Our SEC filings are also available to the public from the Commission’s web site at www.sec.gov. As a result of this offering, we will become subject to the information and reporting requirements of the Securities Exchange Act and will file periodic reports, proxy statements and other information with the Securities and Exchange Commission. We intend to furnish our shareholders with annual reports containing audited financial statements and make available quarterly reports for the first three quarters of each year containing unaudited financial information.

VALUE FINANCIAL SERVICES, INC. AND SUBSIDIARY

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page
Report of Independent Registered Certified Public Accounting Firm	F-2

Consolidated Balance Sheets as of December 31, 2005 and 2006 and June 30, 2007 (unaudited)	F-3

Consolidated Statements of Operations for the Years Ended December 31, 2004, 2005 and 2006 and the Six Months Ended June 30, 2006 and 2007 (unaudited)	F-4

Consolidated Statements of Shareholders’ Equity for the Years Ended December 31, 2004, 2005 and 2006 and the Six Months Ended June 30, 2006 and 2007 (unaudited)	F-5

Consolidated Statements of Cash Flows for the Years Ended December 31, 2004, 2005 and 2006 and the Six Months Ended June 30, 2006 and 2007 (unaudited)	F-6

Notes to Consolidated Financial Statements	F-7

REPORT OF INDEPENDENT REGISTERED CERTIFIED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Value Financial Services, Inc.:

We have audited the consolidated balance sheets of Value Financial Services, Inc. and Subsidiary as of December 31, 2005 and 2006, and the related consolidated statements of operations, shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2006. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Value Financial Services, Inc. and Subsidiary as of December 31, 2005 and 2006, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America.

/s/    TEDDER, JAMES WORDEN & ASSOCIATES, P.A.

Orlando, Florida

August 13, 2007

VALUE FINANCIAL SERVICES, INC. AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS

	December 31, 2005	December 31, 2006	June 30, 2007
			(unaudited)
Assets
Current assets:
Cash	$1,646,001	$759,674	$3,081,501
Loans	11,598,110	14,528,302	16,736,541
Inventories, net	10,330,348	11,979,081	13,248,281
Service charges receivable, net of allowance for doubtful service charges of approximately $1,468,000, $1,758,000 and $2,111,000 in 2005, 2006 and 2007, respectively	2,261,928	2,832,862	3,263,503
Deferred tax assets	3,275,000	3,120,000	3,184,267
Income tax receivable	—	—	153,310
Advances to officers and directors	503,259	384,881	491,543
Advances to team members	20,160	108,132	102,935
Prepaid expenses and other	1,678,715	1,385,166	2,316,735

Total current assets	31,313,521	35,098,098	42,578,616
Property and equipment, net	7,126,160	6,625,497	6,637,612
Goodwill	4,874,082	4,874,082	4,874,082
Deferred tax assets	8,131,922	5,031,326	6,316,904
Other assets	217,247	220,225	351,883

Total assets	$51,662,932	$51,849,228	$60,759,095

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable	$560,255	$488,900	$409,045
Accrued expenses	1,815,138	2,237,069	4,430,871
Customer layaway deposits	598,769	741,724	809,615
Deferred rent	317,501	360,095	350,291
Income taxes payable	22,278	50,323	—
Current maturities of long-term debt	—	—	2,000,000
Current maturities of convertible subordinated debentures	58,881	3,926,802	32,022

Total current liabilities	3,372,822	7,804,913	8,031,844
Long-term debt	13,125,867	7,380,721	34,908,676
Dividends payable on Series A-2 participating stock	—	—	—
Convertible subordinated debentures, less current maturities	4,331,972	403,425	403,425

Total liabilities	20,830,661	15,589,059	43,343,944
Commitments and contingencies (Note 10)
Shareholders’ equity:
Series A-1 participating stock, $0.01 par value; 3,622,598, 3,622,598 and 3,756,496 shares authorized in 2005, 2006 and at June 30, 2007, respectively; 3,270,773, 3,270,773 and 3,756,496 shares issued and outstanding in 2005, 2006 and at June 30, 2007, respectively. These shares are convertible to shares of common stock at a ratio of 1 to 1	32,708	32,708	37,565
Series A-2 participating stock, $0.01 par value; 2,500,000 shares authorized; 1,516,590 shares issued and outstanding in 2005, 2006 and 2007. These shares are convertible to shares of common stock at a ratio of 1 to 1.	15,166	15,166	15,166
Series B participating stock, $0.01 par value; 682,038 shares authorized; 614,988 shares issued and outstanding in 2005, 2006 and 2007. These shares are convertible to shares of common stock at a ratio of 1 to 1.	6,150	6,150	6,150
Common stock, $0.01 par value; 35,000,000 shares authorized; none issued and outstanding in 2005, 2006 and 2007	—	—	—
Additional paid-in capital	52,671,080	52,671,080	55,580,561
Receivable from shareholder (Notes 7 and 12)	(1,706,211)	(1,708,445)	0
Accumulated deficit	(20,186,622)	(14,756,490)	(38,224,291)

Total shareholders’ equity	30,832,271	36,260,169	17,415,151

Total liabilities and shareholders’ equity	$51,662,932	$51,849,228	$60,759,095

VALUE FINANCIAL SERVICES, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended December 31,			Six Months Ended June 30,
	2004	2005	2006	2006	2007
				(unaudited)	(unaudited)
Revenues:
Merchandise sales	$39,802,007	$47,378,531	$62,348,048	$27,286,628	$33,376,359
Pawn service charge revenues	18,610,725	20,785,777	24,090,466	11,265,455	13,659,445
Other revenues	1,149,914	1,085,035	1,376,117	608,642	717,766

Total revenues	59,562,646	69,249,343	87,814,631	39,160,725	47,753,570
Cost of merchandise sales	(25,119,549)	(29,288,787)	(39,339,401)	(16,571,307)	(20,700,820)

Net revenues	34,443,097	39,960,556	48,475,230	22,589,418	27,052,750

Total store operating expenses (including non-cash depreciation expense)	(22,162,146)	(25,092,771)	(30,365,220)	(14,917,214)	(17,283,237)

Store operating income	12,280,951	14,867,785	18,110,010	7,672,204	9,769,513
General and administrative expenses:
Administration	(5,211,288)	(6,499,566)	(7,815,293)	(3,909,061)	(12,801,407)
Depreciation	(122,849)	(164,081)	(173,102)	(77,079)	(100,427)
Other	(161,768)	(59,895)	(108,426)	(22,537)	(116,931)

Total general and administrative expenses	(5,495,905)	(6,723,542)	(8,096,821)	(4,008,677)	(13,018,765)

Income (loss) from operations	6,785,046	8,144,243	10,013,189	3,663,527	(3,249,252)
Non-operating expenses:
Interest expense	(1,263,778)	(1,297,285)	(1,135,401)	(497,976)	(431,680)

Net income (loss) before income tax benefit (expense)	5,521,268	6,846,958	8,877,788	3,165,551	(3,680,932)
Income tax benefit (expense)	12,354,125	(2,593,194)	(3,447,656)	(1,229,330)	1,429,477

Net income (loss)	$17,875,393	$4,253,764	$5,430,132	$1,936,221	$(2,251,455)

Cumulative participating stock dividends	$3,569,813	$4,111,808	$4,791,901	$2,241,476	$2,612,216

Net income (loss) available to common shareholders	$14,305,580	$141,956	$638,231	$(305,254)	$(4,863,671)

Weighted average number of common shares outstanding:
Basic	5,402,351	5,402,351	5,402,351	5,402,351	5,417,664

Diluted	6,160,646	6,160,646	6,160,646	5,402,351	5,417,664

Earnings (loss) per common share:
Basic	$2.65	$0.03	$0.12	$(0.06)	$(0.90)

Diluted	$2.32	$0.02	$0.10	$(0.06)	$(0.90)

Pro forma net earnings (loss) per common share:
Basic	—	—	$0.08	—	$(0.64)

Diluted	—	—	$0.07	—	$(0.64)

Shares used in computing pro forma net loss per common share:
Basic	—	—	7,523,986	—	7,539,299

Diluted	—	—	8,282,281	—	7,539,299

VALUE FINANCIAL SERVICES, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(Unaudited with respect to the six months ended June 30, 2007)

	Series A-1 Participating stock		Series A-2 Participating stock		Series B Participating stock		Additional paid-in capital	Receivable from shareholder	Accumulated deficit	Treasury stock	Total
	Shares	Amount	Shares	Amount	Shares	Amount
Balances, December 31, 2003	3,270,773	$32,708	1,516,590	$15,166	614,988	$6,150	$52,671,080	$(954,250)	$(42,315,779)$	—	$9,455,075
Net income	—	—	—	—	—	—	—	—	17,875,393		17,875,393

Balances, December 31, 2004	3,270,773	32,708	1,516,590	15,166	614,988	6,150	52,671,080	(954,250)	(24,440,386)	—	27,330,468
Receivable from shareholder	—	—	—	—	—	—	—	(751,961)	—	—	(751,961)

Net income	—	—	—	—	—	—	—	—	4,253,764		4,253,764

Balances, December 31, 2005	3,270,773	32,708	1,516,590	15,166	614,988	6,150	52,671,080	(1,706,211)	(20,186,622)	—	30,832,271
Receivable from shareholder	—	—	—	—	—	—	—	(2,234)	—	—	(2,234)

Net income	—	—	—	—	—	—	—	—	5,430,132		5,430,132

Balances, December 31, 2006	3,270,773	32,708	1,516,590	15,166	614,988	6,150	52,671,080	(1,708,445)	(14,756,490)	—	36,260,169
Grant of treasury stock	685,723	6,857	—	—	—	—	4,107,481	—	—	—	4,114,338
Dividends declared	—	—	—	—	—	—	—	—	(21,216,346)	—	(21,216,346)
Purchase and retirement of treasury stock	(727,123)	(7,271)	—	—	—	—	(1,198,000)	—	—	(3,162,736)	(4,368,007)
Sale of treasury stock	527,123	5,271	—	—	—	—	—	—	—	3,162,736	3,168,007
Receivable from shareholder	—	—	—	—	—	—	—	1,708,445	—	—	1,708,445

Net loss	—	—	—	—	—	—	—	—	(2,251,455)		(2,251,455)

Balances, June 30, 2007	3,756,496	$37,565	1,516,590	$15,166	614,988	$6,150	$55,580,561	$0	$(38,224,291)	$—	$17,415,151

VALUE FINANCIAL SERVICES, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS

	December 31, 2004	December 31, 2005	December 31, 2006	June 30, 2006	June 30, 2007
				(unaudited)	(unaudited)
Cash flows from operating activities:
Net income	$17,875,393	$4,253,764	$5,430,132	$1,936,221	($2,251,455)
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	1,405,466	1,434,703	1,674,534	811,724	847,207
Loan forgiveness	—	—	—	—	1,708,445
Stock-based compensation expense	—	—	—	—	4,114,338
Reserve for service charges receivable	(979,833)	171,848	290,055	290,227	352,618
Amortization of other assets	61,690	40,553	8,729	16,194	6,243
Loss on disposal of equipment	27,973	59,895	108,426	22,537	116,931
Reserve for inventory shrinkage and valuation	—	17,751	—	—	—
Deferred income taxes	(12,419,841)	2,521,819	3,255,596	1,160,848	(1,349,844)
Impairment of long lived assets	137,563	—	—	—	—
(Increase) decrease in operating assets:
Inventories	8,768	(751,846)	(467,411)	(514,655)	(390,568)
Service charges receivable	917,248	(553,111)	(860,989)	(775,386)	(783,259)
Income taxes receivable	—	—	—	—	(153,310)
Prepaid expenses and other	(703,340)	34,019	293,549	290,000	(931,569)
Advances to officers and directors	(56,443)	(892,277)	118,378	(44,158)	(106,662)
Advances to team members	17,351	(5,045)	(87,972)	(356,030)	5,197
Other assets	(38,882)	(44,310)	(11,707)	(5,313)	(137,901)
Increase (decrease) in operating liabilities:
Accounts payable	(274,266)	(79,205)	(71,355)	(100,490)	(79,855)
Accrued expenses	(487,171)	(441,935)	421,931	230,662	2,193,802
Customer layaway deposits	38,657	77,408	142,955	101,270	67,891
Deferred rent	(3,610)	(30,662)	42,594	3,859	(9,804)
Income taxes payable	3,500	(26,403)	28,045	(58,155)	(50,323)

Net cash provided by operating activities	5,530,223	5,786,966	10,315,490	3,009,355	3,168,122

Cash flows from investing activities:
Principal recovered on forfeited loans through dispositions	19,250,275	20,726,275	27,198,647	10,497,298	14,095,596
Loans repaid	23,450,380	26,436,842	30,769,721	15,191,257	17,266,941
Loans made	(41,423,433)	(51,119,261)	(62,079,882)	(29,078,995)	(34,449,408)
Notes receivable from officers	300,000	—	—	—	—
Purchases of property and equipment	(434,012)	(1,194,203)	(1,282,297)	(791,694)	(976,253)

Net cash provided by (used in) investing activities	1,143,210	(5,150,347)	(5,393,811)	(4,182,184)	(4,063,125)
Cash flows from financing activities:
Borrowings on revolving line of credit	1,801,483	23,890,097	20,886,000	(235,265)	31,992,676
Repayments on revolving line of credit	(4,700,000)	(15,399,510)	(26,631,146)	—	(22,464,721)
Purchases of treasury stock	—	—	—	—	(4,362,736)
Sale of treasury stock	—	—	—	—	3,162,736
Principal payments on long-term debt	(11,250,000)	(7,401,259)	—	—	—
Borrowings on long-term debt	10,401,259	—	—	—	20,000,000
Principal payments on convertible subordinated debentures	(2,969,687)	(55,204)	(60,626)	(89,703)	(3,894,780)
Dividend payments	—	—	—	—	(21,216,346)
Loans to shareholder	—	(751,961)	(2,234)	—	—

Net cash provided by (used in) financing activities	(6,716,945)	282,164	(5,808,006)	(324,968)	3,216,829

Increase (decrease) in cash	(43,512)	918,783	(886,327)	(1,497,797)	2,321,827
Cash at beginning of year	770,730	727,218	1,646,001	1,646,001	759,674

Cash at end of year	$727,218	$1,646,001	$759,674	$148,203	$3,081,501

Supplemental disclosures of cash flow information:
Cash paid during the year for:
Interest	$1,080,991	$1,405,642	$1,103,244	$240,167	$378,734

Income taxes	$88,225	$64,200	$164,016	$126,638	$68,000

Supplemental non-cash activity:
Loan forfeited	$19,345,086	$22,729,284	$28,379,969	$11,399,819	$14,974,228

VALUE FINANCIAL SERVICES, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

Years Ended December 31, 2005 and 2006

(Information as of June 30, 2007 and for the six months ended

June 30, 2006 and 2007 is unaudited)

(1)	Summary of Significant Accounting Policies

(a)	Reporting Entity and Principles of Consolidation

The accompanying consolidated financial statements include the accounts of Value Financial Services, Inc. d/b/a Value Pawn and Jewelry Store, Inc. and its wholly-owned subsidiary, Value Pawn Holdings, Inc. (collectively, the “Company”). All significant intercompany accounts and transactions have been eliminated in consolidation.

The Company is a provider of specialty financial services to individuals and offers secured non-recourse loans, commonly referred to as pawn loans, through its pawn lending operations. The pawn loan portfolio generates finance and service charges revenue. A related activity of the lending operations is the sale of inventory, primarily collateral from unredeemed pawn loans. At December 31, 2005, the Company operated 60 stores and at both December 31, 2006 and June 30, 2007 (unaudited), the Company operated 62 stores, located in Florida, Georgia, and Tennessee.

(b)	Unaudited Interim Financial Information

The accompanying unaudited interim consolidated balance sheet as of June 30, 2007, and the consolidated statements of operations, shareholders’ equity and cash flows for the six months ended June 30, 2006 and 2007 are unaudited. These unaudited interim consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles. In the opinion of the Company’s management, the unaudited interim consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements and include all adjustments necessary for the fair presentation of the Company’s statement of financial position as of June 30, 2007 and its results of operations and its cash flows for the six months ended June 30, 2006 and 2007. The results for the six months ended June 30, 2007 are not necessarily indicative of the results to be expected for the year ending December 31, 2007.

(c)	Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(d)	Revenue Recognition and Loans

Pawn loans (“loans”) are made on the pledge of tangible personal property for one month with an automatic extension period of 30 days. The Company accrues pawn service charge revenue based on anticipated redemption activity for pawn loans during each reporting period. The Company has historically been able to estimate redemption rates with a high

VALUE FINANCIAL SERVICES, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements—(Continued)

Years Ended December 31, 2005 and 2006

(Information as of June 30, 2007 and for the six months ended

June 30, 2006 and 2007 is unaudited)

degree of accuracy due to the short-term nature of its pawn loans. Yields on the Company’s outstanding loan portfolio fluctuate in correspondence with redemption activity. For loans not repaid, the carrying value of the forfeited collateral (“inventories”) is stated at the lower of cost (cash amount loaned) or market. Revenues from the sale of inventory are recognized at the time of sale and the risk of loss transfers to an unrelated third party. Revenues consist of pawn service charges and sales of inventory. Other revenues as reported on the income statements consist of proceeds from layaway forfeitures, check cashing fees and lost ticket fees.

(e)	Inventories

Inventories represent merchandise acquired from forfeited loans, merchandise purchased directly from the public, and new merchandise purchased from vendors. Merchandise purchased directly from vendors and customers is recorded at cost. Merchandise from forfeited loans is recorded at the amount of the loan principal on the unredeemed goods. The cost of inventories, determined on the specific identification method, is removed from inventories and recorded as a cost of sales at the time of sale.

Inventory is stated at the lower of cost or market. The Company provides an allowance for shrinkage and valuation based on management’s evaluation of the inventory. The allowance deducted from the carrying value of inventory amounted to approximately $283,000 at December 31, 2005, December 31, 2006 and June 30, 2007 (unaudited).

(f)	Property and Equipment

Property and equipment are recorded at cost, less accumulated depreciation. Depreciation expense is provided on a straight-line basis, using estimated useful lives of five to 20 years for furniture and fixtures, equipment and vehicles. The costs of improvements on leased stores are capitalized as leasehold improvements and are amortized on a straight-line basis using an estimated useful life of up to 15 years, which represents the applicable lease period. Routine maintenance and repairs are charged to expense as incurred. Major replacements and improvements are capitalized. When assets are sold or retired, the related cost and accumulated depreciation are removed from the accounts and gains or losses from dispositions are credited or charged to income in the consolidated statements of operations.

(g)	Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed Of

The Company evaluates its long-lived assets for financial impairment as events or changes in circumstances indicate that the carrying value of a long-lived asset may not be fully recoverable. The Company evaluates the recoverability of long-lived assets by measuring the carrying amount of the assets against their estimated future cash flows (undiscounted and without interest charges). If such evaluations indicate that the future undiscounted cash flows of certain long-lived assets are not sufficient to recover the carrying value of such assets, the assets are adjusted to their fair values.

VALUE FINANCIAL SERVICES, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements—(Continued)

Years Ended December 31, 2005 and 2006

(Information as of June 30, 2007 and for the six months ended

June 30, 2006 and 2007 is unaudited)

(h)	Goodwill

Goodwill represents the excess of the purchase price over the fair value of net assets acquired. Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets,” requires the use of a nonamortization approach to account for purchased goodwill and certain intangibles. Under a nonamortization approach goodwill is not amortized into results of operations but instead is reviewed for impairment at least annually and written down and charged to results of operations in the periods in which the recorded value of goodwill is determined to be greater than its fair value. Based on the results of the initial and subsequent impairment tests, management determined there have been no impairments.

(i)	Customer Layaway Deposits

Interim payments from customers on layaway sales are credited to customer layaway deposits and subsequently recorded as income during the period in which final payment is received.

(j)	Deferred Rent

Certain operating lease agreements provide for scheduled rent increases over the lease term. As such, the rental payments are accrued and charged to expense on a straight-line basis.

(k)	Income Taxes

The Company accounts for income taxes utilizing the asset and liability method. Deferred income taxes are recognized for the tax consequences in future years for temporary differences between the tax bases of assets and liabilities and their financial reporting amounts at each year end based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable for the period and the change in deferred tax assets and liabilities during the period.

In determining the amount of any valuation allowance required to offset deferred tax assets, an assessment is made that includes anticipating future income and determining the likelihood of realizing deferred tax assets.

(l)	Advertising

Advertising consists primarily of radio, newspaper advertisements, and promotional activities. Costs incurred in connection with advertising are charged to expense as incurred. Advertising expense was approximately $19,000, $69,000, $203,000, $97,000 and $93,000 for the years ended December 31, 2004, 2005 and 2006, and for the six months ended June 30, 2006 and 2007 (unaudited), respectively.

VALUE FINANCIAL SERVICES, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements—(Continued)

Years Ended December 31, 2005 and 2006

(Information as of June 30, 2007 and for the six months ended

June 30, 2006 and 2007 is unaudited)

(m)	Concentration of Credit Risk

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of cash and loans. The Company places its cash with high credit quality financial institutions. At various times throughout the year and at December 31, 2006, some deposits held at financial institutions were in excess of federally insured limits. However, the Company has not experienced any losses in such accounts and management believes the Company is not exposed to any significant credit risk on these accounts.

Almost all of the Company’s pawn loans are to customers whose ability to pay is dependent upon the economics prevailing in their locations; however, concentrations of credit risk with respect to pawn loans are limited due to the large number of customers and generally short payment terms. The Company also requires a pledge of tangible personal property to help further reduce credit risk.

(n)	Recent Accounting Pronouncements

Effective January 1, 2007, the Company adopted FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes — an interpretation of SFAS No. 109,” or FIN 48. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of uncertain tax positions taken or expected to be taken in a company’s income tax return, and also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 utilizes a two-step approach for evaluating uncertain tax positions accounted for in accordance with SFAS No. 109, “Accounting for Income Taxes,” or SFAS 109. Step one, recognition, requires a company to determine if the weight of available evidence indicates that a tax position is more likely than not to be sustained upon audit, including resolution of related appeals or litigation processes, if any. Step two, measurement, is based on the largest amount of benefit, which is more likely than not to be realized on ultimate settlement. The cumulative effect of adopting FIN 48 on January 1, 2007 is recognized as a change in accounting principle, recorded as an adjustment to the opening balance of accumulated deficit on the adoption date. As a result of the implementation of FIN 48, the Company did not recognize a change in the liability for unrecognized tax benefits related to tax positions taken in prior periods, and thus, did not record a change in its opening accumulated deficit. Additionally, FIN 48 specifies that tax positions for which the timing of the ultimate resolution is uncertain should be recognized as long-term liabilities. Interest and penalties related to unrecognized tax benefits will be included within the Company’s provision for income taxes.

In September 2006, FASB issued a Statement of Financial Accounting Standards No. 157, “Fair Value Measurements,” or SFAS 157. SFAS 157 defines fair value to be the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date and emphasized that fair value is a market-based measurement, not an entity-specific measurement. It establishes a fair value hierarchy and expands disclosures about fair value measurements in both interim and annual periods. SFAS 157 will be effective for fiscal years beginning after November 15, 2007 and

VALUE FINANCIAL SERVICES, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements—(Continued)

Years Ended December 31, 2005 and 2006

(Information as of June 30, 2007 and for the six months ended

June 30, 2006 and 2007 is unaudited)

interim periods within those fiscal years. The Company does not expect SFAS 157 to have a material effect on the Company’s consolidated financial position or results of operations, but anticipates additional disclosures when it becomes effective.

(o)	Earnings (Loss) per Common Share and Pro Forma Net Earnings (Loss) per Common Share

Basic earnings (loss) per share is computed by dividing income (loss) available to common shareholders by the weighted average number of common shares outstanding during the year. Diluted earnings per share is calculated by giving effect to the potential dilution that could occur if securities or other contracts to issue common shares were exercised and converted into common shares during the year, assuming the conversion of all of the Company’s participating stock into common stock. Diluted earnings per share includes dilutive common stock options of 758,295 for the years ended December 31, 2004, 2005 and 2006, and for the six months ended June 30, 2006 and 2007 (unaudited).

Pro forma basic and diluted net earnings (loss) per common share have been computed to give effect to the proceeds used for the Series A-2 participating stock dividend as though the distribution occurred as of the latest annual and interim period presented.

(p)	Allowance for Pawn Service Charges

The Company accrues finance and service charges revenue only on those pawn loans that the Company deems collectible based on historical loan redemption statistics. Pawn loans written during each calendar month are aggregated and tracked for performance. Loan transactions may conclude based upon redemption, renewal or forfeiture of the loan collateral. The gathering of this empirical data allows the Company to analyze the characteristics of its outstanding pawn loan portfolio and estimate the probability of collection of finance and service charges. If the future actual performance of the loan portfolio differs significantly (positively or negatively) from expectations, revenue for the next reporting period would be likewise affected.

Due to the short-term nature of pawn loans, the Company can quickly identify performance trends. For 2006, $23.5 million, or 97.6%, of recorded finance and service charges represented cash collected from customers and the remaining $0.6 million, or 2.4%, represented an increase in the service charges receivable during the year. At December 31, 2006 and based on the revenue recognition method described above, the Company had accrued $2.8 million of service charges receivable.

(q)	Operations and Administration Expenses

Operations expenses include expenses incurred for personnel, occupancy and marketing that are directly related to the pawn lending operations. These costs are incurred within the lending locations. In addition, similar costs related to non-home office management and supervision and oversight of locations are included in operations expenses. Administration expenses include expenses incurred for personnel and general office activities such as accounting and legal directly related to corporate administrative functions.

VALUE FINANCIAL SERVICES, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements—(Continued)

Years Ended December 31, 2005 and 2006

(Information as of June 30, 2007 and for the six months ended

June 30, 2006 and 2007 is unaudited)

(r)	Accounting for Stock-Based Compensation

Prior to January 1, 2006, the Company accounted for stock options under the recognition and measurement provisions of APB Opinion No. 25, “Accounting for Stock Issue to Employees,” and related interpretations, as permitted by FASB Statement No. 123, “Accounting for Stock-Based Compensation.” No stock-based employee compensation cost was recognized in the Statements of Operations for the two years ended December 31, 2004 and 2005 as all options granted under the Plan had an exercise price equal to the market value of the underlying common stock on the date of grant. Effective January 1, 2006, the Company adopted the fair value recognition provisions of SFAS No. 123(R), “Share-Based Payment,” using the modified-prospective-transition method. Under that transition method, compensation cost represents the cost for all share-based payments granted prior to, but not yet vested as of January 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of SFAS No. 123 and compensation cost for all share-based payments granted subsequent to January 1, 2006, based on the grant-date fair value estimated in accordance with the provisions of SFAS No. 123(R). Results for prior periods have not been restated to reflect the impact of adopting the new standard. Pro forma net income and reported net income were the same for the two years ended December 31, 2005 and 2004 as there were no material stock options requiring amortization of cost.

(s)	Segments

The Company’s chief operating decision maker is its Chief Executive Officer, who reviews financial information on a company-wide or consolidated basis. Accordingly, the Company accounts for its operations in accordance with SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information.” No segment disclosures have been made as the Company considers its business activities as a single segment.

(t)	Reclassifications

Certain amounts in the consolidated financial statements for 2004 and 2005 have been reclassified to conform to the presentation format adopted in 2006. These reclassifications have no effect on net income as previously reported.

VALUE FINANCIAL SERVICES, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements—(Continued)

Years Ended December 31, 2005 and 2006

(Information as of June 30, 2007 and for the six months ended

June 30, 2006 and 2007 is unaudited)

(2)	Property and Equipment

Major classifications of property and equipment as of December 31, 2005, December 31, 2006 and June 30, 2007 are as follows:

	December 31, 2005			December 31, 2006
	Cost	Accumulated Depreciation	Net	Cost	Accumulated Depreciation	Net
Leasehold Improvements	$7,868,559	$(3,687,631)	$4,180,928	$8,158,696	$(4,306,828)	$3,751,868
Furniture and fixtures	6,573,471	(4,130,274)	2,443,197	7,031,872	(4,803,003)	2,228,869
Equipment	3,293,675	(2,790,948)	502,035	3,512,997	(2,968,234)	544,763

	$17,735,705	$(10,608,853)	$7,126,170	$18,703,565	$(12,078,065)	$6,625,500

				June 30, 2007
				Cost	Accumulated Depreciation	Net
				(unaudited)
Leasehold Improvements				$8,380,059	$(4,654,827)	$3,725,232
Furniture and fixtures				7,085,781	(4,992,549)	2,163,232
Equipment				3,816,987	(3,067,839)	749,148

				$19,282,827	$(12,645,215)	$6,637,612

Depreciation expense of property and equipment amounted to approximately $1,405,500, $1,434,700 and $1,674,500 for the years ended December 31, 2004, 2005 and 2006, respectively, and $811,700 and $847,200 for the six months ended June 30, 2006, and 2007 (unaudited), respectively.

In connection with a store closing during 2004, the Company recorded an impairment charge of leasehold improvements of approximately $137,600. The carrying values of these assets were written down to the estimated fair values, based on the Company’s estimates of future discounted cash flows.

VALUE FINANCIAL SERVICES, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements—(Continued)

Years Ended December 31, 2005 and 2006

(Information as of June 30, 2007 and for the six months ended

June 30, 2006 and 2007 is unaudited)

(3)	Accrued Expenses

The major components of accrued expenses are summarized as follows:

	December 31, 2005	December 31, 2006	June 30, 2007
			(unaudited)
Accrued salaries and related benefits	$724,096	$1,218,090	$3,333,873
Employee insurance payable	236,931	440,101	501,142
Accrued sales tax payable	378,730	405,002	277,079
Accrued interest expense	211,672	228,351	65,839
Accrued lease termination costs	210,191	215,514	132,708
Other	53,518	(269,989)	120,230

	$1,815,138	$2,237,069	$4,430,871

The following tables set forth the details and cumulative activity in the accruals associated with store closings in 2002 and 2004 of the Company in the consolidated balance sheets as of December 31, 2005, December 31, 2006 and June 30, 2007 (unaudited):

	Accrual at December 31, 2004	Provisions	Cash Reductions	Accrual at December 31, 2005
Lease termination costs	$396,290	—	$(186,099)	$210,191

	Accrual at December 31, 2005	Provisions	Cash Reductions	Accrual at December 31, 2006
Lease termination costs	$210,191	$215,514	$(210,191)	$215,514

	Accrual at December 31, 2006	Provisions	Cash Reductions	Accrual at June 30, 2007
				(unaudited)
Lease termination costs	$215,514	—	$(82,806)	$132,708

The accrual for lease termination costs is included in accrued expenses in the accompanying consolidated balance sheets at December 31, 2005, December 31, 2006 and June 30, 2007 (unaudited).

VALUE FINANCIAL SERVICES, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements—(Continued)

Years Ended December 31, 2005 and 2006

(Information as of June 30, 2007 and for the six months ended

June 30, 2006 and 2007 is unaudited)

(4)	Income Taxes

Income tax expense (benefit) consisted of the following:

	December 31, 2004	December 31, 2005	December 31, 2006	June 30, 2006	June 30, 2007
				(unaudited)	(unaudited)
Current tax provision:
Federal	$50,716	$61,375	$163,989	$58,474	$(67,994)
State	15,000	10,000	28,071	10,009	(11,639)

	65,716	71,375	192,060	68,483	(79,632)
Deferred tax expense (benefit):
Federal	(10,605,302)	2,143,806	2,779,757	996,751	(1,159,032)
State	(1,814,539)	378,013	475,839	164,096	(190,812)

	(12,419,841)	2,521,819	3,255,596	1,160,847	(1,349,844)

	$(12,354,125)	$2,593,194	$3,447,656	$1,229,330	$(1,429,476)

Actual income tax expense (benefit) differs from the “expected” tax expense (benefit), computed by applying the U.S. federal corporate income tax rate, to the income from continuing operations before income taxes, as follows:

	2004	2005	2006
Income tax expense computed at the federal statutory rate	$1,877,213	$2,282,367	$3,018,448
State income tax expense, net of federal tax benefit	(1,187,696)	243,676	328,659
Non-deductible expenses	37,775	23,388	59,904
Change in federal valuation allowance	(13,081,417)	—	—
Other	—	43,763	40,645

	$(12,354,125)	$2,593,194	$3,447,656

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that, some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income or the reversal of deferred tax liabilities during the period in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax assets, projects future taxable income, and tax planning strategies in making this assessment. No valuation allowance has been provided for these deferred tax assets at December 31, 2004 as management has deemed that full realization of these assets is more likely than not.

VALUE FINANCIAL SERVICES, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements—(Continued)

Years Ended December 31, 2005 and 2006

(Information as of June 30, 2007 and for the six months ended

June 30, 2006 and 2007 is unaudited)

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Deferred tax assets and liabilities at December 31, 2005 and 2006 were comprised of the following:

	2005	2006
Deferred tax asset:
Net operating loss carryforward	$10,647,845	$6,771,265
Allowance for doubtful service charges	552,466	661,614
Allowance for inventory	106,511	106,571
Deferred rent	119,476	135,504
Charitable contribution carryforward	7,246	12,193
Accrued expenses	12,189	246,708
Tax credits	213,774	412,764
Revenue recognition	1,786,838	1,786,838

	13,446,345	10,133,457

Deferred tax liability:
Property and equipment	(1,204,726)	(1,870,358)
Intangible assets	(834,697)	—
Casualty gain	—	(111,773)

	(2,039,423)	(1,982,131)

	$11,406,922	$8,151,326

These amounts are included in the accompanying consolidated balance sheets under the following captions:

	December 31, 2005	December 31, 2006	June 30, 2007
			(unaudited)
Current:
Deferred tax assets	$3,275,000	$3,120,000	$3,184,267
Non-current:
Deferred tax assets	10,171,345	7,013,457	8,671,873
Deferred tax liabilities	(2,039,423)	(1,982,131)	(2,354,970)

Net non-current	8,131,922	5,031,326	6,316,903

Net deferred tax assets	$11,406,922	$8,151,326	$9,501,170

VALUE FINANCIAL SERVICES, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements—(Continued)

Years Ended December 31, 2005 and 2006

(Information as of June 30, 2007 and for the six months ended

June 30, 2006 and 2007 is unaudited)

The Company’s net deferred tax assets include substantial amounts of net operating loss carryforwards, totaling approximately $17,994,000 and $16,204,000 for federal and state income tax purposes, respectively, at December 31, 2006, and $21,675,000 and $19,885,000 for federal and state income tax purposes, respectively, at June 30, 2007 (unaudited). The utilization of the Company’s net operating loss carryforwards may be limited in any given year under certain circumstances. Events which may affect the Company’s ability to utilize these carryforwards include, but are not limited to, future profitability, cumulative stock ownership changes of 50% or more over a three-year period, as defined by Section 382 of the Internal Revenue Code, and the timing of the utilization of the tax benefit carryforwards.

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that, some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income or the reversal of deferred tax liabilities during the period in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax assets, projections of future taxable income, and tax planning strategies in making this assessment. No valuation allowance has been provided for these deferred tax assets at December 31, 2006 as management has deemed that full realization of these assets is more likely than not.

As of December 31, 2006, the Company had a net operating loss carryforward of approximately $17,994,000 for federal and $16,204,000 for state income tax purposes, which will expire between 2020 and 2023. The federal and state net operating loss carryforwards will expire in each of the years ending December 31 as follows:

	Federal	State
2020	$2,832,000	$1,355,000
2021	8,722,000	8,070,000
2022	6,440,000	6,368,000
2023	—	411,000

	$17,994,000	$16,204,000

(5)	Long-Term Debt

On December 16, 2005, the Company entered into a revolving line of credit arrangement with a commercial bank (the “Line of Credit”). Under the terms of the Line of Credit, the initial borrowing limit of $15,000,000 is reduced in increments of $1,250,000 on April 3, 2006; January 3, 2007; April 3, 2007; and January 3, 2008. The balance is due in full upon maturity on November 30, 2008. Interest is due monthly at the one-month LIBOR rate plus a margin determined on the basis of the Company’s quarterly funded debt to EBITDA ratio. An availability fee equal to 0.1% per annum is charged on the difference between the borrowing limit and the outstanding principal balance.

The Line of Credit is collateralized by substantially all of the Company’s assets and contains certain conditions and covenants that prevent or restrict the Company from engaging in certain transactions without the consent of the lender. The Company is also required to maintain certain financial

VALUE FINANCIAL SERVICES, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements—(Continued)

Years Ended December 31, 2005 and 2006

(Information as of June 30, 2007 and for the six months ended

June 30, 2006 and 2007 is unaudited)

covenants, including a Funded Debt to EBITDA Ratio, a Liabilities to Tangible Net Worth Ratio, and a Fixed Charge Coverage Ratio. Among the other conditions and covenants of the Line of Credit, the most restrictive require that the Company abide by annual and quarterly reporting requirements; maintain its primary depository account with the commercial bank; not enter into new debt agreements that would cause the Company’s total debt to exceed the Line of Credit borrowing limit by $500,000; not retire any long-term debt entered into prior to the date of the Line of Credit at a date in advance of its legal obligation to do so; not retire or otherwise acquire any of its capital stock; and not extend any credit or loan or advance any monies to any parent entity, subsidiary, officer, director, shareholder or any other affiliate, except that the Company can make loans to its employees in the ordinary course of business of up to $500,000. The Company repurchased and retired 200,000 shares of Series A-1 Participating Stock in April 2007; however a waiver for this repurchase was granted by the bank. As of June 30, 2007, the Line of Credit was paid in full.

On June 15, 2007, the Company entered into an agreement for a $37 million senior credit facility with a new bank. The facility is comprised of a $17 million working capital line of credit and a $20 million term loan. The line of credit matures in two years while the term loan carries a five-year maturity. The Company will make equal monthly payments of principal and interest over the five-year term. Pricing is based on 30-day LIBOR plus a margin that is determined by the Company’s funded debt to EBITDA ratio. The margin ranges from 150-195 basis points on the line of credit and from 165-210 basis points on the term loan. At funding, the Company was at the high end of the pricing range. In addition, there is an unused line fee on the line of credit of 10-20 basis points, depending on the company’s funded debt to EBITDA ratio. The Company paid an upfront commitment fee of $118,000. With the proceeds from this new loan, the Company retired its previous credit facility.

The line of credit and term loan are collateralized by substantially all of the Company’s assets and contain conditions and covenants that prevent or restrict the Company from engaging in certain transactions without the consent of the lender. The Company is also required to maintain certain financial covenants, including a leverage ratio and a fixed charge coverage ratio. Among the other conditions and covenants, the line of credit requires the Company to (i) abide by annual and quarterly reporting requirements; (ii) maintain its primary depository account with the commercial bank; (iii) not enter into new debt agreements that exceed $50,000; (iv) not incur capital expenditures in excess of $3,000,000 in any fiscal year; (v) not retire or otherwise acquire any of its capital stock; (vi) not extend any credit or loan or advance any monies to any person in excess of $50,000; and (vii) not make cash distributions to shareholders without the lender’s prior consent.

Long-term debt consisted of the following:

	December 31, 2005	December 31, 2006	June 30, 2007
			(unaudited)
Revolving line of credit with a commercial bank	$13,125,867	$7,380,721	$16,908,676
Term loan	—	—	$20,000,000

Total long-term debt	$13,125,867	$7,380,721	$36,908,676

VALUE FINANCIAL SERVICES, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements—(Continued)

Years Ended December 31, 2005 and 2006

(Information as of June 30, 2007 and for the six months ended

June 30, 2006 and 2007 is unaudited)

(6)	Convertible Subordinated Debentures, Participating Stock and Options

A private placement of $8,260,775 convertible subordinated debentures (the “1998 debentures”) which are convertible to common stock upon an initial public offering, merger or other significant event, or in five years at $20 per share, was authorized and fully subscribed during 1998. Interest on the outstanding 1998 debentures is payable quarterly at a rate of 6.5%.

In April 1999, the Company authorized and fully subscribed a private placement of $15,047,600 convertible subordinated debentures (the “1999 debentures”) which are convertible to common stock upon an initial public offering, merger, or other significant event (which would result in a valuation of $40 per share after the transaction), or in five years at $24 per share. Interest on the outstanding 1999 debentures is payable quarterly at an initial rate of 6.4%. During November 2002, the interest rate was reduced to 6.4% unless the prime rate exceeds 6.4% in which case interest is at prime. Interest is currently payable at prime (8.25% at December 31, 2006) and any difference is accrued and will be payable at maturity. The maturity date for the 1999 debentures was June 30, 2007.

The Company repaid and retired $3,894,000 of long-term debt in June 2007, representing the 1999 convertible subordinated debentures. Additionally, the Company paid $194,000 of deferred interest the debenture holders had earned between November 2002 and August 2005. This interest had been deferred in accordance with the terms of an Amendment that the holders agreed to in November 2002.

In August 2001, the Company entered into exchange agreements with certain holders of the $16,547,600 outstanding 1999 debentures in which certain holders exchanged their 1999 debentures for shares of the Company’s Series A-1 participating stock. Under the exchange agreement, the holder of the outstanding 1999 debentures received one share of Series A-1 participating stock for every $10 of outstanding debentures. This exchange transaction resulted in the issuance of 1,112,000 shares of Series A-1 participating stock and the retirement of $11,120,000 of the 1999 debentures. The Company granted certain shareholders warrants to purchase 145,648 shares of its Series A-1 participating stock at an option price of $10 per share which was exercisable on or before September 6, 2006. No warrants have ever been exercised and expired on September 6, 2006.

In August 2001, the Company entered into stock purchase agreements for its Series A-2 participating stock. The purchase price was $9.90 per share and was payable in either cash or payment to the bank for which an unsecured note payable of the Company is guaranteed by the individual purchaser of Series A-2 participating stock. This stock purchase transaction resulted in the issuance of 1,415,981 shares of Series A-2 participating stock and the retirement of $2,545,750 unsecured notes payable to banks. During 2002, an additional 100,609 shares of Series A-2 participating stock was issued.

The Series A-2 participating stock carries a liquidation value of $9.90 per share with preference to all other capital stock and a cumulative dividend rate of 14.54% increasing 0.5% each six months through August 2003 to 16.04%. The Company had redemption rights on the Series A-2 stock until August 31, 2003. Any Series A-2 stock outstanding after this date receives additional voting rights equal to 4.43 per share and the dividend rate increased to 16.54% and that rate continues throughout the life of the Series A-2 stock. There is no provision for accrual of the cumulative unpaid dividends. The total unaccrued cumulative unpaid dividends on the Series A-2 participating stock is approximately $13,957,000, $18,749,000 and $145,000 at December 31, 2005, December 31, 2006 and June 30, 2007 (unaudited), respectively. The amount of accrued unpaid dividends per share is $6.49, $9.20, $12.36, $10.68 and $0.10 at December 31, 2004, December 31, 2005, December 31, 2006, June 30, 2006 and June 30, 2007, respectively.

VALUE FINANCIAL SERVICES, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements—(Continued)

Years Ended December 31, 2005 and 2006

(Information as of June 30, 2007 and for the six months ended

June 30, 2006 and 2007 is unaudited)

On April 3, 2007, the board of directors authorized management to secure the necessary funds to make a dividend payment to the holders of Series A-2 Participating Stock by June 30, 2007. The Company made payments totaling $21.4 million to the Series A-2 Participating Stock holders, representing dividends accrued through the applicable payment dates in June 2007. Dividends continue to accrue at the annual rate of 16.54%. Additionally, the Series A-2 holders purchased option rights to purchase 758,295 shares of common stock (see Note 8).

Pursuant to EITF 00-19, “Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock,” management has determined that the Series A-2 option rights should be classified as a liability. However, the fair value of these option rights was calculated using the Black-Scholes Option Pricing Model and deemed to be immaterial. In addition, as of June 30, 2007 (unaudited) this liability for the option rights would be reclassified to additional paid-in capital upon completion of an initial public offering.

There are also 21,000 options outstanding that were granted in 1999 to the Company’s board of directors. These options can be exercised at an exercise price of $20.00 per share. If not exercised by 2009, the options will terminate.

The Series A-1 participating stock has a liquidation value of $10 per share plus 8.0% per annum. The Series B participating stock has a liquidation value of $10 per share plus 6.0% per annum. Both the Series A-1 and B participating stocks are subordinate in liquidation to the Series A-2 participating stock and do not provide for dividends.

Below is a summary of the outstanding 1998 and 1999 debentures:

	December 31, 2005	December 31, 2006	June 30, 2007
			(unaudited)
1998 debentures	$526,853	$466,227	$435,448
1999 debentures	3,864,000	3,864,000	—

	4,390,853	4,330,227	435,448
Less current maturities of 1998 and 1999 debentures	(58,881)	(3,926,802)	(32,022)

	$4,331,972	$403,425	$403,425

(7)	Shareholders’ Equity

(a)        Common Stock

The Company is authorized to issue 35,000,000 shares of common stock with a par value of $0.01 per share. There were no shares issued or outstanding for all periods presented.

(b)        Participating Stock

The Company is authorized to issue 15,000,000 shares of participating stock with a par value of $0.01 per share. Of the authorized shares of participating stock, 3,756,496 shares are designated “Series A-1 Participating Stock,” 2,500,000 shares are designated “Series A-2

VALUE FINANCIAL SERVICES, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements—(Continued)

Years Ended December 31, 2005 and 2006

(Information as of June 30, 2007 and for the six months ended

June 30, 2006 and 2007 is unaudited)

Participating Stock,” and 682,038 shares are designated “Series B Participating Stock.” The balance of shares of authorized participating stock may be issued from time to time in one or more series as the board of directors may determine.

On June 15, 2007, the board of directors approved employment agreements for the three Company officers, John Thedford, Chief Executive Officer, Woody Whitcomb, Chief Financial Officer and Lawrence Kahlden, Chief Operating Officer. The employment agreements were documented and executed by the Company. The agreements cover a three-year period from January 1, 2007 through December 31, 2009 and establish compensation, including a one-time grant of 640,008 shares of Series A-1 Participating Stock, divided among the three officers. An additional 45,715 shares of Series A-1 Participating Stock were granted to an outside consultant. The grant price was set at $6.00 per share (based on a recent stock transaction) and resulted in a charge to compensation expense of approximately $6.2 million during the six months ended June 30, 2007.

(c)        Treasury Stock

Treasury stock is recorded at cost. During the six months ended June 30, 2007 (unaudited), the Company repurchased shares of Series A-1 and Series B Participating Stock which were immediately sold.

During February 2007, the Company purchased from an unrelated shareholder and immediately re-sold 527,123 shares of Series A-1 Participating Stock for $3,162,736.

During April 2007, the Company repurchased 200,000 shares of Series A-1 Participating Stock from an unrelated shareholder for $1,200,000. The Company immediately retired the shares upon redemption.

(d)        Receivable from Shareholder

During 2002, the Company loaned a key employee, who is also a shareholder, approximately $954,000 in order to purchase 95,425 shares of the Company’s Series A-1 Participating Stock. During 2005, the Company entered into an employment agreement with this same key employee. Under the provisions of the agreement, the Company advanced an additional amount of approximately $754,000 for the purpose of purchasing 87,707 additional shares of the Company’s Series A-1 Participating Stock and consolidated the payments made with the previously outstanding note receivable from that shareholder. Pursuant to the consolidated promissory note and pledge agreement between the key employee and the Company, payment of the indebtedness was secured by 183,132 shares of Series A-1 Participating Stock held by the Company. Upon the occurrence of a default, the Company had the right to reassign, sell or otherwise dispose of the pledged shares. The promissory note did not contain performance goals, nor did it contain any loan forgiveness provisions. The employment agreement expired during 2005. The Company has classified the note as contra-equity in the consolidated balance sheets. Subsequent to year-end, the Company has entered into an employment agreement with the shareholder pursuant to which these obligations were forgiven (See Note 12). As of December 31, 2005, December 31, 2006 and June 30, 2007 (unaudited), the total amount of

VALUE FINANCIAL SERVICES, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements—(Continued)

Years Ended December 31, 2005 and 2006

(Information as of June 30, 2007 and for the six months ended

June 30, 2006 and 2007 is unaudited)

the consolidated note receivable from the shareholder is approximately $1,706,000, $1,708,000 and $1,708,000, respectively. In June 2007, pursuant to the Company’s employment agreement with Mr. Thedford, the Company forgave the indebtedness owed to the Company by Mr. Thedford in the aggregate amount of approximately $1.7 million. This amount was recorded as compensation expense in the Company’s financial statement in June 2007.

(8)	Stock Options and Option Rights

In 1999, the board of directors and shareholders approved an Incentive Stock Option Plan for non-employee board members (the “Board Plan”). The maximum number of options reserved is 100,000 at an option price to be determined by the board of directors or a committee of the board to reflect market value at the date of grant. In July 1999, 21,000 options at an option price of $20 were granted under the Board Plan and are fully exercisable at the date of grant for a period of 10 years.

In 2001, the board of directors and stockholders approved a plan to offer $21 million of Series A-2 participating stock at a price of $9.90 per share. In conjunction with this offering, investors purchased an option for $0.10 per share under an Option Right Agreement. The option is exercisable for ten years and provides the holder with the option to either: (a) purchase one-half share of common stock at a price of $.01 per share for every share of Series A-2 participating stock purchased; or (b) receive a liquidation preference in the amount of $2.70 for every Option Right purchased. At December 31, 2006, the Series A-2 holders are entitled to purchase 1,516,590 option rights, which would entitle them to purchase 758,295 shares of common stock. All option rights have been purchased but none have ever been exercised.

The following table summarizes information about stock option activity under the Board Plan during 2005 and 2006:

Shares
Balance, December 31, 2004	21,000
Options granted	—
Options exercised	—
Options forfeited	—

Balance, December 31, 2005	21,000
Options granted	—
Options exercised	—
Options forfeited	—

Balance, December 31, 2006	21,000

The status of stock options outstanding under the Board Plan at December 31, 2006 is a follows:

Exercise price	Number outstanding	Weighted average remaining life	Weighted average exercise price	Number exercisable	Aggregate intrinsic value
$ 20.00	21,000	2.50	$20.00	21,000	$—

VALUE FINANCIAL SERVICES, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements—(Continued)

Years Ended December 31, 2005 and 2006

(Information as of June 30, 2007 and for the six months ended

June 30, 2006 and 2007 is unaudited)

(9)	Employee Benefit Plan

The Company has a defined contribution plan (the “Plan”) qualifying under Section 401(k) of the Internal Revenue Code. Substantially all team members who have met certain service requirements are eligible for participation in the Plan. Participants may defer and contribute to the Plan up to 25.0% of their compensation not to exceed the IRS limit. The participants’ contributions vest immediately, while the Company contributions vest over five years. The Company increased its discretionary contribution match during 2006 to 100.0% of the participant’s contributions, not to exceed $5,000 in any Plan year. The Company’s contribution to the Plan totaled approximately $27,100, $94,100 and $169,900 for the years ended December 31, 2004, 2005 and 2006, respectively, and $73,200 and $144,100 for the six months ended June 30, 2006 and 2007 (unaudited), respectively.

(10)	Commitments and Contingencies

(a)	Operating Leases

The Company leases its store level and administrative facilities under operating leases. Future minimum rentals due under non-cancelable leases including closed stores are as follows for each of the years ending December 31:

2007	$3,545,000
2008	3,622,000
2009	2,593,000
2010	2,057,000
2011	1,175,000
Thereafter	2,893,000

$15,885,000

Rent expense totaled approximately $4,292,400, $4,497,000 and $4,686,000 for the years ended December 31, 2004, 2005 and 2006, respectively, and $2,377,000 and $2,500,000 for the six months ended June 30, 2006, and 2007 (unaudited), respectively. Most of the Company’s leases have renewal options for one or two three- to five-year periods.

The Company subleases some of the above facilities. Future minimum rentals expected under these subleases are as follows for the years ending December 31:

2007	$90,000
2008	62,000
2009	27,000
2010	24,000
2011	2,000

$205,000

VALUE FINANCIAL SERVICES, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements—(Continued)

Years Ended December 31, 2005 and 2006

(Information as of June 30, 2007 and for the six months ended

June 30, 2006 and 2007 is unaudited)

Rental income received from subleases totaled approximately $246,100, $214,900 and $164,000 for the years ended December 31, 2004, 2005 and 2006, respectively, and $81,700 and $59,300 for the six months ended June 30, 2006 and 2007 (unaudited), respectively, and has been recorded as a reduction of rent expense in the accompanying consolidated statements of operations.

(b)	Legal Proceedings

The Company is involved in various claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company’s consolidated financial position, results of operations or liquidity and, as such, no accrual has been made in the accompanying consolidated financial statements.

(c)	Losses from Hurricanes and Insurance Recoveries

During 2004 and 2005 the State of Florida was hit by hurricanes which damaged some of the Company’s pawnshop locations. In addition, business interruption losses were incurred at several of the Company’s pawnshop locations as a result of the hurricanes that hit Florida. The total business interruption insurance recoveries recognized during the year ended December 31, 2004 and 2005 totaled approximately $235,000 and $59,000, respectively, and is included in net sales in the accompanying consolidated statements of operations.

In connection with the hurricane losses described above, the Company also recorded receivables of approximately $79,000 for damage at the affected pawnshop locations which is included in prepaid expenses and other in the accompanying consolidated balance sheet as of December 31, 2005.

(d)	Gain from Theft and Insurance Recoveries

During 2007, one of the Company’s locations in West Palm Beach was the victim of a burglary. A receivable of approximately $789,000 for insurance reimbursement on stolen assets and business interruption has been included in prepaid expenses and other assets in the accompanying consolidated balance sheets. Related gains from insurance proceeds of approximately $388,000 and $132,000 are included in net sales and service charge revenues, respectively, for the period ended July 31, 2007. The total insurance reimbursement of $1,056,000 was received during 2007.

During 2005, one of the Company’s locations in Tampa was the victim of a burglary. A receivable of approximately $526,000 for insurance reimbursement on stolen assets and business interruption has been included in prepaid expenses and other assets in the accompanying consolidated balance sheets. Related gains from insurance proceeds of approximately $182,000 and $240,000 are included in net sales and service charge revenues, respectively, for the year ended December 31, 2005. Included in cost of sales are losses related to inventory write-off’s of approximately $297,000 for the year ended December 31, 2005. The total insurance reimbursement of $530,000 was received during 2006.

VALUE FINANCIAL SERVICES, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements—(Continued)

Years Ended December 31, 2005 and 2006

(Information as of June 30, 2007 and for the six months ended

June 30, 2006 and 2007 is unaudited)

(11)	Fair Values of Financial Instruments

The carrying amounts and estimated fair values of financial instruments at December 31, 2005, December 31, 2006 and June 30, 2007 were as follows:

	December 31, 2005		December 31, 2006		June 30, 2007
	Carrying Value	Estimated Fair Value	Carrying Value	Estimated Fair Value	Carrying Value	Estimated Fair Value
					(unaudited)
Financial assets:
Cash	$1,646,001	$1,646,001	$759,674	$759,674	$3,081,501	$3,081,501
Loans	11,598,110	11,598,110	14,528,302	14,528,302	16,736,541	16,736,541
Cash advances, net	523,419	523,419	493,013	493,013	594,478	594,478
Financial liabilities:
Convertible subordinated debentures	4,390,853	4,390,853	4,330,227	4,330,227	435,448	435,448
Long-term debt	13,125,867	13,125,867	7,380,721	7,380,721	36,908,676	36,908,676

The Company’s bank credit facility bears interest at a rate that is frequently adjusted on the basis of market rate changes. The fair value of the remaining long-term debt instruments are estimated based on market values for debt issues with similar characteristics or rates currently available for debt with similar terms.

(12)	Subsequent Events

A final payment for approximately $806,000 for insurance proceeds relating to a burglary at WP1 was received in July 2007.

In August 2007, all advances to officers and directors were repaid to the Company in full.

Until                     , 2007, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution

The following table sets forth the expenses (other than underwriting discounts and commissions) payable in connection with the sale of the common stock offered in this registration statement. All expenses are estimated except for the SEC registration fee and the Financial Industry Regulatory Authority, or FINRA, filing fee.

Securities and Exchange Commission registration fee		$2,648
FINRA filing fee		9,125
Printing and engraving expenses			*
Legal fees and expenses			*
Accounting fees and expenses			*
Blue sky fees and expenses (including legal fees)			*
Transfer agent and registrar fees and expenses			*
Miscellaneous			*
Total	$		*
*	To be filed by amendment

Item 14.	Indemnification of Directors and Officers

The following summary is qualified in its entirety by reference to the complete copy of the Florida Business Corporation Act, our articles of incorporation, as amended, and our amended and restated bylaws and agreements referred to below.

Section 607.0850 of the Florida Business Corporation Act empowers a Florida corporation to indemnify any person who was or is a party to any proceeding (other than an action by or in the right of such corporation) by reason of the fact that such person is or was a director, officer, employee, or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against liability incurred in connection with such proceeding, including any appeal thereof, if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, such person had no reasonable cause to believe his conduct was unlawful. A Florida corporation may indemnify such person against expenses including amounts paid in settlement (not exceeding, in the judgment of the board of directors, the estimated expense of litigating the proceeding to conclusion) actually and reasonably incurred by such person in connection with actions brought by or in the right of the corporation to procure a judgment in its favor under the same conditions set forth above, if such person acted in good faith and in a manner such person believed to be in, or not opposed to, the best interests of the corporation, except that no indemnification is permitted in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and to the extent the court in which such action or suit was brought or other court of competent jurisdiction shall determine upon application that, in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses as the court shall deem proper.

To the extent such person has been successful on the merits or otherwise in defense of any action referred to above, or in defense of any claim, issue or matter therein, the corporation must indemnify such person against expenses, including counsel (including those for appeal) fees, actually and reasonably incurred by such person in connection therewith. The indemnification and advancement of expenses provided for in, or granted pursuant to, Section 607.0850 is not exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under a company’s articles of incorporation or by-laws, agreement, vote of shareholders or disinterested directors, or otherwise. Section 607.0850 also provides that a corporation may maintain insurance against liabilities for which indemnification is not expressly provided by the statute.

Article          of our amended and restated articles of incorporation and Article          of our amended and restated bylaws provide for indemnification of our directors, officers, employees and agents (including the advancement of expenses) to the fullest extent permitted by Florida law. In addition, we have contractually agreed to indemnify our directors and officers to the fullest extent permitted under Florida law.

We maintain a liability insurance policy, pursuant to which our directors and officers may be insured against liability they incur for serving in their capacities as directors and officers of our company, including liabilities arising under the Securities Act or otherwise.

We plan to enter into an underwriting agreement which provides that the underwriters are obligated, under some circumstances, to indemnify our directors, officers and controlling persons against specified liabilities, including liabilities under the Securities Act.

Item 15.	Recent Sales of Unregistered Securities

In June 2007, we issued a total of 640,008 shares of our Series A-1 participating stock to our three executive officers pursuant to employment agreements entered into with these officers, and 45,715 shares of our Series A-1 participating stock to an outside consultant in partial consideration for certain human resources-related consulting services provided and to be provided by the consultant. The issuance of these securities were determined to be exempt from registration under the Securities Act in reliance on Section 4(2) of the Securities Act, as transactions by an issuer not involving a public offering, or in reliance on Rule 701 promulgated thereunder in that the securities were offered and sold either pursuant to written compensatory benefit plans or contracts relating to compensation.

Item 16.	Exhibits and Financial Statement Schedules

(a) Exhibits.

1.1*	Form of Underwriting Agreement.

3.1*	Form of Amended and Restated Articles of Incorporation (to be filed with the Florida Secretary of State immediately prior to the closing of the offering covered by this Registration Statement).

3.2*	Form of Amended and Restated Bylaws (to be adopted immediately prior to the closing of the offering covered by this Registration Statement).

4.1*	Specimen common stock certificate.

5.1*	Opinion of Greenberg Traurig, LLP.

10.1*	Employment Agreement, effective as of January 1, 2007, with John D. Thedford.

10.2*	Employment Agreement, effective as of January 1, 2007, with Wilton A. Whitcomb III.

10.3*	Employment Agreement, effective as of January 1, 2007, with Lawrence Kahlden.

10.4*	Value Financial Services, Inc. 1999 Directors Option Plan.

10.5*	Form of Value Financial Services, Inc. 2007 Incentive Compensation Plan.

10.6*	Form of Incentive Stock Option Agreement under the 2007 Incentive Compensation Plan.

10.7*	Form of Non-Qualified Stock Option Agreement under the 2007 Incentive Compensation Plan.

10.8*	Form of Indemnification Agreement.

10.9**	Loan and Security Agreement, dated June 15, 2007, between Fifth Third Bank and Value Financial Services, Inc.

10.10**	Lease Agreement, dated October 10, 2005, between 1063 Realty Trust and Value Financial Services, Inc.

21.1**	List of subsidiary.

23.1	Consent of Tedder, James Worden & Associates, P.A.

23.2*	Consent of Greenberg Traurig, LLP (Included in Exhibit 5.1).

24.1	Power of Attorney (previously included in the signature page to this Registration Statement).
*	To be filed by amendment.
**	Previously filed.

(b) Financial Statement Schedules

Schedule II—Valuation and Qualifying Accounts

All other information for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission is either included in the financial statements or is not required under the related instructions or are inapplicable, and therefore have been omitted.

Item 17.	Undertakings

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers and controlling persons of the registrant pursuant to provisions described in Item 14 above, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1)	For purposes of determining any liability under the Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)	For the purpose of determining any liability under the Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Maitland, Florida on October 11, 2007.

VALUE FINANCIAL SERVICES, INC.

By:	/s/ JOHN D. THEDFORD
John D. Thedford
President, Chief Executive Officer and Chairman of the Board of Directors

Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities and on the date indicated.

Signature	Title	Date

/s/ John D. Thedford John D. Thedford	President, Chief Executive Officer and Chairman of the Board of Directors (Principal Executive Officer)	October 11, 2007

/s/ Wilton Whitcomb Wilton Whitcomb	Chief Financial Officer (Principal Financial and Accounting Officer)	October 11, 2007

* Manuel Garcia	Director	October 11, 2007

* Kevin Hyneman	Director	October 11, 2007

* Michael Longo	Director	October 11, 2007

* Charles Slatery	Director	October 11, 2007

*By:	/S/ WILTON WHITCOMB
Wilton Whitcomb Attorney-in-fact

EXHIBIT INDEX

1.1*	Form of Underwriting Agreement.

3.1*	Form of Amended and Restated Articles of Incorporation (to be filed with the Florida Secretary of State immediately prior to the closing of the offering covered by this Registration Statement).

3.2*	Form of Amended and Restated Bylaws (to be adopted immediately prior to the closing of the offering covered by this Registration Statement).

4.1*	Specimen common stock certificate.

5.1*	Opinion of Greenberg Traurig, LLP.

10.1*	Employment Agreement, effective as of January 1, 2007, with John D. Thedford.

10.2*	Employment Agreement, effective as of January 1, 2007, with Wilton A. Whitcomb III.

10.3*	Employment Agreement, effective as of January 1, 2007, with Lawrence Kahlden.

10.4*	Value Financial Services, Inc. 1999 Directors Option Plan.

10.5*	Form of Value Financial Services, Inc. 2007 Incentive Compensation Plan.

10.6*	Form of Incentive Stock Option Agreement under the 2007 Incentive Compensation Plan.

10.7*	Form of Non-Qualified Stock Option Agreement under the 2007 Incentive Compensation Plan.

10.8*	Form of Indemnification Agreement.

10.9**	Loan and Security Agreement, dated June 15, 2007, between Fifth Third Bank and Value Financial Services, Inc.

10.10**	Lease Agreement, dated October 10, 2005, between 1063 Realty Trust and Value Financial Services, Inc.

21.1**	List of subsidiary.

23.1	Consent of Tedder, James Worden & Associates, P.A.

23.2*	Consent of Greenberg Traurig, LLP (Included in Exhibit 5.1).

24.1	Power of Attorney (previously included in the signature page to this Registration Statement).
*	To be filed by amendment.
**	Previously filed.